As confidentially submitted to the U.S. Securities and Exchange Commission on April [  ], 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PINEAPPLE FINANCIAL INC.

(Exact name of registrant as specified in its charter)

Canada	6199	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 200, 111 Gordon Baker Road

North York, Ontario M2H 3R1

Tel: (416) 669-2046

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Shubha Dasgupta

Chief Executive Officer

Unit 200, 111 Gordon Baker Road

North York, Ontario M2H 3R1

Tel: (416) 669-2046

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Darrin Ocasio, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the America, 31st Floor New York, NY 10036 Telephone: (212) 930-9700	Joseph M. Lucosky, Esq. Soyoung Lee, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 (732) 395-4400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April [  ], 2025

PRELIMINARY PROSPECTUS

Up to [*] Units, with each Unit consisting of One Common Share and One Warrant to Purchase One Common Share

Up to [*] Pre-Funded Units, with each Pre-Funded Unit consisting of One Pre-Funded Warrant to Purchase One Common Share and One Warrant to Purchase One Common Share

Up to [*] Common Shares Underlying the Warrants

Up to [*] Common Shares Underlying the Pre-Funded Warrants

PINEAPPLE FINANCIAL INC.

Pineapple Financial Inc. is offering on a best efforts basis, up to [*] units (the “Units”), each Unit consisting of: (i) [*] common shares, no par value per share (“Common Share”); and (ii) one Series A Warrant to purchase one Common Share (“Warrant”). Each Warrant is exercisable at an exercise price of $[*] per share ([*]% of the assumed offering price per Unit). The Warrants will be immediately exercisable from the date of issuance and will expire [*] ([*]) years after the date of issuance. We are offering each Unit at an assumed offering price of $[*] per Unit, based upon the last reported sale price of our Common Shares on The NYSE American on [*], 2025.

We are also offering pre-funded units (“Pre-Funded Units”) to those purchasers, if any, whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Shares immediately following the consummation of this offering. Each Pre-Funded Unit consists of: (i) one pre-funded warrant exercisable for one Common Share (“Pre-Funded Warrant”); and (ii) one Warrant. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold to the public in this offering, minus $[*], and the exercise price of each Pre-Funded Warrant included in the Pre-Funded Unit is $[*] per share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

For each Pre-Funded Unit we sell, the number of Units we are offering will be decreased on a one-for-one basis. Because we will issue one Warrant as part of each Unit or Pre-Funded Unit, the number of Warrants sold in this offering will not change as a result of a change in the mix of the Units and Pre-Funded Units sold.

The Common Shares and Pre-Funded Warrants, and the accompanying Warrants, as the case may be, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. Pursuant to the registration statement related to this prospectus, we are also registering the Common Shares issuable upon exercise of the Warrants included in the Units and Pre-Funded Units and the Pre-Funded Warrants included in the Pre-Funded Units offered hereby.

Our Common Shares are listed on NYSE American under the symbol “PAPL.” The closing price of our Common Shares on April 3, 2025, as reported by The NYSE American, was $0.2926 per share. There is no established trading market for the Units, Pre-Funded Units, Warrants or Pre-Funded Warrants and we do not intend to list the Units, Pre-Funded Units, Warrants or Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

The public offering price for the securities in this offering will be determined at the time of pricing, and may be at a discount to the current market price at the time. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. The final public offering price will be determined through negotiation between us and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

We have engaged D. Boral Capital LLC to act as our exclusive placement agent (the “Placement Agent”) in connection with this offering. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering, and the Placement Agent is not required to arrange the purchase or sale of any specific number of securities or dollar amount. We have agreed to pay to the Placement Agent the fees set forth in the table below, which assumes that we sell all of the Securities offered by this prospectus. See “Plan of Distribution”.

The securities are expected to be issued in a single closing and the public offering price per Common Share and Pre-Funded Warrant will be fixed for the duration of this offering. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the Securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of Securities sufficient to pursue our business goals described in this prospectus. Further, any proceeds from the sale of Securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” on page 19 of this prospectus for more information.

We intend to use the proceeds from this offering for general corporate purposes, including working capital and investments. See “Use of Proceeds.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Start-ups Act of 2012 (the “Jobs Act”), and we have elected to comply with certain reduced public company reporting requirements.

	Per Unit	Per Pre-Funded Unit	Total(1)
Public offering price	$	$	$
Placement Agent Fees (7%)(2)	$	$	$
Proceeds to us (before expenses), to us	$	$	$

(1)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the Warrants or Pre-Funded Warrants.

(2)	Does not include a non-accountable expense allowance equal to 0.5% payable to D. Boral Capital LLC, the Placement Agent in this offering.

For additional information regarding our arrangement with the Placement Agent, please see “Plan of Distribution” beginning on page 73.

We anticipate that delivery of the securities against payment therefor will be made on ________________, 2025.

Sole Placement Agent

D. Boral Capital LLC

Prospectus dated ________________, 2025

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the Placement Agent, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the Placement Agent take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

i

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

●	all references to the “Company,” “Pineapple,” the “registrant,” “we,” “our” or “us” in this prospectus mean Pineapple Financial Inc, a Canadian corporation, and its subsidiaries;

●	“year” or “fiscal year” means the year ending August 31st;

●	all dollar or $ references, when used in this prospectus, refer to United States dollars

TRADEMARKS

Solely for convenience, our trademarks and tradenames referred to in this prospectus, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included or incorporated by reference into this prospectus or the accompanying prospectus are the property of their respective owners.

MARKET DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. To our knowledge, certain third-party industry data that includes projections for future periods does not take into account the effects of the coronavirus (“COVID-19”). Accordingly, those third-party projections may be overstated and should not be given undue weight. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

ii

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. The reader should read the entire prospectus carefully, especially the risks of investing in our Common Stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Corporate History and Background

We are a Canadian-based mortgage technology and brokerage company that provides mortgage brokerage services and technology solutions to Canadian mortgage agents, brokers, sub-brokers, brokerages and consumers. Through data-driven systems together with cloud-based tools, we believe we offer competitive advantages in the Canadian mortgage industry relative to alternative mortgage broker arrangements.

We also provide back office services, together with pre-underwriting support services (collectively the “Brokerage Services”) to Canadian mortgage brokerages (the “Brokerages”). In connection with the provision of the Brokerage Services, we employ and engage several licensed mortgage brokers and agents (collectively, “Field Agents”). We have a total of full-time employed staff of 39 . In addition, we also enter into affiliation agreements with certain licensed mortgage brokers (collectively, “Affiliate Brokers” and, together with Field Agents and Brokerages, the “Users”), pursuant to which the Company and the Affiliate Broker enter into an affiliation relationship with the intention of jointly marketing mortgage brokerage and other financial services as affiliated entities, sometimes referred to as “white labelling”, which allows the Affiliate Broker to sell a mortgage that is branded with its company name to its own client base.

Our services distribution and fee structure for each stream is detailed hereunder:

1.	The fee for the subscription service revenue stream is $117 for use of our platforms by our agents to complete the mortgage deal from initiation to funding by the lender partner and is about 3% of total gross revenue.

2.	Our pre-risk assessment services revenue is about 1.3% of our total gross revenue and the structure for this service is $390 per deal for a mortgage funded amount of $390,000 and over. For a mortgage funded amount under $390,000 the fee is $273.

3.	The balance of our total gross revenue at 95% comes from our lender partner service commissions and the structure varies by rate and amount based on the season, special promotions at that particular time, bonus applicable, funded volume, etc. The lender partners comprise of banks, trust companies, mortgage loan companies, building societies and other lending financial institutions, including but not limited to the Bank of Nova Scotia (Scotiabank), Manulife Bank of Canada, Toronto-Dominion Bank (TD Bank), The Mortgage Alliance Company of Canada Inc. (MCAP), First National Financial LP, Home Trust Company, The Equitable Trust Company (Equitable Bank), ICICI Bank Canada and Desjardins Mortgage Financing Services.

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We currently operate exclusively in Canada, specifically in the provinces of Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia, British Columbia, Prince Edward Island, Manitoba and Alberta. We launched our first brokerage in Ontario in November 2016. We have been approved by each of the applicable provincial mortgage regulators to operate in 11 provinces and territories namely Alberta, British Columbia, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Prince Edward Island, Quebec, and Yukon, and 1 provinces to follow is Saskatchewan. We launched our first brokerage office in Alberta on July 1, 2021. We also launched our first brokerage office in Newfoundland and Labrador, Nova Scotia, New Brunswick, and Prince Edward Island on May 4, 2022. We launched our first British Columbia brokerage office in 2024. We provide our Brokerage Services to both residential and commercial mortgage opportunities and, in each case, through a proprietary technology called MyPineapple, as discussed in further detail below.

Pineapple+

At the core of our Brokerage Services is Pineapple+, a proprietary technology platform designed to streamline mortgage origination, enhance operational efficiency, and optimize revenue growth for Users. Pineapple+ provides real-time data management and reporting, lead generation capabilities, customer relationship management, deal processing, an education and knowledge center, payroll and commission management, regulatory compliance tools, data analytics, document collection and storage, automated onboarding, lender access, back-office support, and direct underwriting assistance—all within a single integrated system.

Pineapple+ offers robust network management capabilities, enabling Users, including a network of highly qualified Field Agents, to efficiently connect within an organized marketplace for mortgage lending and insurance services. The platform operates independently of third-party Client Relationship Manager (CRM) providers and has been engineered with proprietary code to support seamless business operations through automated triggers and tasks, reducing administrative burden while improving accuracy and efficiency

Pineapple+ synchronizes with Users’ calendars and email systems, facilitates real-time marketing communications, and provides advanced analytics, reporting, and real-time notifications, ensuring proactive business management. The platform’s deep data insights empower Users with meaningful intelligence, enhancing decision-making and relationship management.

Developed to address key inefficiencies within the mortgage brokerage industry, Pineapple+ offers a long-term competitive advantage over traditional, high-touch, labor-intensive service models. By automating complex processes, improving workflow efficiency, and incorporating robust quality control mechanisms, Pineapple+ significantly reduces manual processing, lowers operational costs, and enhances scalability for Users.

Furthermore, Pineapple+ includes a sophisticated education technology component, ensuring Users remain informed of evolving mortgage solutions, regulatory changes, and market conditions that may impact Canadian consumers. The platform’s comprehensive functionality is integral to the modernization of the mortgage industry, reinforcing our position as a leader in brokerage services.

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Services and Products

Brokerage Services

The following is a detailed description of the Brokerages Services that we offer:

1.	Mortgage Brokering: We employ and engage a number of licensed Field Agents who originate clients, provide mortgage consultation services, advise clients on the various mortgage products offered by financial institutions in Canada, offer clients access to rate information and mortgage options from a range of lenders, including major banks and lending institutions and assist clients in selecting the most appropriate and effective mortgage solution for their particular needs.

2.	Technology: Pineapple+ is a full spectrum, robust and comprehensive technology system, which allows Users to conduct their brokerage services more effectively and efficiently. Amongst other things, Pineapple+ syncs up with Users’ calendar and emails, produces robust reporting, advanced analytics, and real-time notifications for email opens, and link clicks. Pineapple+ also provides Users with cloud storage. We also provide marketing support to Users in order to systematically manage the marketing process, segmentation and client conversions. We ensure that all clients stay well informed with highly relevant information; it also increases the conversion ratios and engagement metric for its Users. This provides Users the ability to focus on higher probability clients and deliver a high level of value and service while the system manages the relationship with others.

1.	Back Office Support Services: Through Pineapple+, we offer our Users back office support services, including digital and automated onboarding and set up, loan packaging and processing, digital document collection and client portals, loan maintenance activities, payroll, lender communication, reporting requirements for regulators and business management, cloud services, expense collections, document preparation, compliance, training, administration and marketing.

2.	Pre-Underwriting Support: Technology enabled and together with back-office support, we offer our Users pre-underwriting support services that establish appropriate qualifying processes in a mortgage application, providing borrowers a digital environment ensuring mortgage agents have the necessary data and providing borrowers with an instant pre-qualification. We use our diverse exposure to the mortgage industry to save Users from spending valuable resources on mortgage applications that have fewer chances of reaching approval. In particular, we offer our Users the following pre-underwriting services, aimed at speeding up the underwriting process and helping mortgage lenders make accurate decisions:

●	Credit Review: We verify all information that is supplied by the client in vital loan documents and other personal information. Thereafter, we meticulously review client credit records and tax return documents to ensure the client has the required financial stability to make monthly payments for the mortgage. We follow checklist-based system to ensure that all the critical aspects pertaining to underwriting are covered.

●	Data Validation: Our pre-underwriting support services include recording and digitizing our findings in the data validation process. By digitizing these vital information sets about the client, we are able to establish the accuracy and speed needed to expedite the underwriting process.

●	Fraud Analysis and Compliance: We pride ourselves in diligently checking for identity fraud and ensuring that applications are compliant and contain complete information. Our mortgage experts have the experience and acumen to spot missing or mala fide information. This obviates the need for the underwriter to send client files back for incomplete information and thereby speeds up the underwriting process. Our fraud analysis encompasses all aspects of the client file review process including running third-party reports. This ensures the underwriter has to focus only on decision-making.

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●	Appraisal Ordering and Review: We take charge of title ordering and dispatching verified property information to the appraiser to boost the turnaround times of the appraisal process. Once the appraisal is over, we carefully review the appraisal report to ensure that the process has been completed in a fair and error-free manner.

●	Data Analytics: Through Pineapple+, we are able to use data to analyze customer benefit opportunities as they become available. In particular, Pineapple+ allows us to utilize the data that has been acquired through the mortgage approval process along with real time real estate and credit data to thereby reduce costs and overall debt process timelines.

Insurance Products

Pineapple Insurance is a wholly owned subsidiary of the Company and is in its near final stage of development. This entity is to serve the insurance needs of our brand mortgage brokers and agents across Canada. Pineapple Insurance is to act as a managing general agent supported by Industrial Alliance. This entity will create both a revenue channel and retention strategy for borrowers that live within our database. This will also allow a growth opportunity and an overall holistic financial services opportunity for us. We are currently in the near final stages of development of Pineapple Insurance. Operational infrastructure is in place and a budget has been prepared alongside technology modifications to our Pineapple+ system in order to manage the delivery of this product. We have also created a sales and marketing plan alongside assets and materials, which will be used for initial launch. We have hired a Vice President, Insurance, reporting to the Company’s COO, to assist with the development, launch and operation of the Company’s insurance business segment. The Pineapple Insurance business officially launched in May 2024.

We will offer a wide range of investment options to suit clients risk tolerance and investment preferences. A financial advisor will review and assess the needs of each client to determine the short- and long-term goals for financial success. Such options may include segregated funds or mutual funds for registered (registered education savings plans, registered retirement savings plans, tax-free savings accounts, etc.) and non-registered accounts. A segregated fund, or seg fund, is a type of investment fund administered by Canadian insurance companies in the form of individual, variable life insurance contracts offering certain guarantees to the policyholder such as reimbursement of capital upon death and mutual funds. As a regulatory requirement, all Canadian mortgage approvals being presented by the mortgage broker channel must include the option for a client to consider an insurance option in an effort to protect the liability in the case of death or disability. Pineapple Insurance will be presenting this insurance option for a client to accept or not via the products that we have available. This will be presented to all mortgage approvals being offered via the Company.

As a complementary service to the Company, this insurance subsidiary was created to easily serve the needs of the homeowners whose mortgages originate with us. With any mortgage product in Canada, an insurance component is a requirement, hence the diversification and business development into insurance.

Our insurance services identified above will be provided by a third-party insurance company, Industrial Alliance, with whom we are affiliated as a managing general agent pursuant to an agreement dated June 24, 2022 (the “MGA Agreement”). Pursuant to the MGA Agreement, Pineapple Insurance acts as an agent earning commissions from the premiums charged by the Industrial Alliance. Either party may terminate the MGA agreement upon 30 days’ written notice.

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We have set up internal infrastructure for the management and offering of the Company’s insurance services, including by hiring a senior management person, the Vice President, Insurance, to manage the operational affairs of Pineapple Insurance. Our current staff will allocate a portion of their time to the insurance business and, following launch, any additional staff will be added as needed when the business grows. The additional personnel will be mostly be sales commissionable personnel with a retainer. The Company believes the material steps required to grow the Pineapple Insurance business will be as follows: to introduce the services offered by Industrial Alliance to our customers and to serve the Users on our platform, Pineapple+, and to market these services, create a knowledge base for Users to understand and pass on the learning to their customers, and create a support structure for both Users and Users’ customers.

As we develop and progress the Pineapple Insurance business, it is anticipated that our major expenses will be payroll, marketing, and platform development as required.

The expected timeline to grow this subsidiary would be approximately 12 to 36 months depending upon acceptance by our Users and Users’ clients of the products and services offered by Industrial Alliance, the prices / premiums for these products and services, and the understanding of the products because of the many variations that are inherent in the insurance products and services.

In April 2024, Pineapple Insurance brought on an insurance agent who has previously underwritten policies through Industrial Alliance, which required Pineapple Insurance to acquire the portfolio associated with that agent’s previous insurance brokerage. This acquisition involved Pineapple Insurance assuming ownership for all financial compensation owed to that brokerage, including any residuals payable for the duration of the underwritten policies. Should the aforementioned insurance representative depart from Pineapple Insurance, their new firm would be obligated to compensate Pineapple Insurance for the portfolio at that time. This ensures continuity of coverage and equitable financial arrangements for all parties involved.

InsurTech

Pineapple+ is a key reason for our success and has the ability to drive interested and timely insurance prospects to a replicated module that we have built in order to streamline and manage the customer flow for insurance products. The process is designed to create a unique synchronicity between the client obtaining a mortgage approval and insurance approval.

Combined, the simplicity of the two platforms with its connectivity and integrations will allow Pineapple Insurance to successfully process and approve insurance applications.

We have also created client segmentations and retention programs to ensure that we can maximize our database of over 150,000 potential clients.

Specialized Skill and Knowledge

Our business requires specialized skills and knowledge, which include, but are not limited to, expertise related to mortgage underwriting, mortgage originations, private lending, business development, marketing and business strategy development. Our executive and management team has a strong background and significant experience and expertise in these areas. Our team also possesses specialized skills in data architecture, software development, programming and coding, finance and accounting, automations and process, training and education. Additionally, we currently rely upon, and expect to continue to rely upon, various legal and financial advisors and consultants and others in the operation and management of our business.

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Growth Strategy

Brokerage Services

We aim to gain further market share and consumer adoption by focusing on the following areas of growth:

1.	Increase Agent Revenue from Optimized Analytics: We will continue to analyze past borrower data to determine opportunities to beneficially re-service them in the future, potentially creating revenue generating activities and significantly enhancing the borrower experience.

2.	Added Product Suite – Insurance: As discussed above, we are establishing an insurance channel that provides borrowers with a full suite of insurance products, which we believe will increase revenue.

3.	National Growth: We expect to continue to expand our market share within current jurisdictions and in Saskatchewan by leveraging our network of Users.

Insurance Products

In order to achieve our objectives and goals, Pineapple Insurance will focus on four main areas:

1.	Insurance originations: Our files will be obtained exclusively through the Pineapple Financial referral network. This will be achieved through technology integration where Pineapple Insurance agents are immediately notified of a mortgage approval which requires an insurance option. Our agents will be highly trained in an effort to service the growth of our referral network. Consistency in service level and approach is key to building our brand.

2.	Emphasizing core values: Servicing our clients, maintaining relationships, ongoing and continued support, education and training, ongoing lines of communication between mortgage agent and insurance agent and ensuring a smooth and efficient closing process. We expect our agents to conduct themselves with the highest level of professionalism and carry out the fundamental and core values of Pineapple Insurance at all times.

3.	Employing and managing insurance agents: We will follow and adhere to strict training and oversight policies as set out in our training manuals, working in conjunction with Industrial Alliance, to ensure that we are consistently employing top performing insurance agents that will be able to meet the growth and scale of the needs of the Company.

4.	Technologies and relationship management tools: We have replicated and customized our robust Pineapple+ system for data transfer and client management. This is broken into the following areas:

(a)	Operational Excellence: notifying insurance agents at the optimal time to increase conversion metrics and customer satisfaction. Integration of client data so the process is convenient for all involved parties. Visibility of status and automations of workflow and requirements;

(b)	Client Relationship Management (CRM): Advancing client relationships towards application indication, application completion and client retention; and

(c)	Acquisition: marketing funnels to leverage the overall database and identity opportunities from older missed opportunities.

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Markets for our Services

Brokerage Services

The clients for our Brokerage Services include mortgage agents, brokers, sub-brokers, brokerages, and consumers. Our customer activity is intrinsically linked to the health of the real estate and commercial markets, particularly in Canada.

In 2024, the Canadian mortgage landscape experienced significant shifts amid global inflationary pressures and monetary policy adjustments. The Bank of Canada initiated a series of rate cuts, reducing the overnight rate by 175 basis points to 3.25% by year-end, providing relief to borrowers and stimulating renewed interest in homeownership.1

Residential mortgage debt saw a 3.5% year-over-year increase in July 2024, reaching $2.2 trillion. This growth, though modest due to prior high borrowing costs, is expected to accelerate as interest rates decline and economic conditions improve.2

The housing market demonstrated resilience, with the national average home price rising to $694,411 in November 2024, a 7.4% year-over-year increase. This upward trend reflects sustained demand, bolstered by population growth and improved affordability.3

Looking ahead, the Bank of Canada projects economic growth to average 1.8% in 2025 and 2026, supported by robust household spending and favorable monetary policy. This positive outlook suggests a stable environment for the mortgage and real estate sectors.4

While challenges such as housing affordability persist, our diversified revenue channels position us to navigate these dynamics effectively, ensuring resilience and sustained growth in a fluctuating market.

Insurance Products

The insurance market for Pineapple Insurance is focused on growth in the Canadian mortgage landscape as well as market share growth for Pineapple Financial. The below is a summary of our offerings:

●	Real estate investors: We are able to consolidate multiple mortgage amounts into one insurance policy to help minimize risk if an investor has multiple properties.

●	Residential Home purchase: With Canadian housing prices hitting all-time highs, we will help clients provide insurance to fill the gap between their current coverage and the mortgage amount.

1 canadianmortgagetrends.com. [NTD: Pineapple to provide link to relevant disclosure on website.]

2 cmhc-schl.gc.ca [NTD: Pineapple to provide link to relevant disclosure on website.]

3 canadianmortgagetrends.com [NTD: Pineapple to provide link to relevant disclosure on website.]

4 bankofcanada.ca [NTD: Pineapple to provide link to relevant disclosure on website.]

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●	Refinance: We can help clients reduce existing coverage or apply/consolidate if they require additional coverage.

●	Reverse Mortgage: These clients can use the income from a reverse mortgage to help plan their final expenses through insurance as well as enrich their retirement years.

●	Switch: This refers to transferring to another lender at renewal. The insurance we offer is not tied to the lender directly and can assist clients in locking in their rates long term when they can still qualify for insurance.

●	Renovation and construction: Clients will be able to access their cash values in their permanent insurance policies to help fund their renovations and construction projects. If additional financing is required, we can provide the added insurance coverage needed.

●	Self-Employed: As large numbers of Canadians move into business for themselves, we have found a great need for an insurance product that can suit their needs since they generally do not have a company benefits plan. Income protection will also be a key component of our business here.

●	Commercial Mortgages: We can provide the proper insurance to clients for the right amount of coverage and timeline for one or multiple investors. Coverages can go up to $20 million.

●	Private Lending: Customized insurance can be provided to private lenders who may have a different set of circumstances in terms of investment type and timeline horizon.

●	High Risk Health & Uninsurable: We can offer guaranteed issue insurance to clients who may have declining health or were previously declined for insurance in the past.

Pineapple Financial Inc. and Mortgage Market Dependency

As of November 2024, Canada’s mortgage market continues to demonstrate resilience despite ongoing challenges. According to the Bank of Canada, the total residential mortgage market is valued at over $1.6 trillion, driven by population growth, increasing borrower demand, and evolving consumer sentiment. This figure excludes mortgages held by provincially regulated entities such as credit unions and mortgage investment corporations.

Mortgage lenders offer a broad range of products, including fixed and variable rates, varying terms, and flexible amortization periods. Recent interest rate cuts by the Bank of Canada have rejuvenated the market, improving affordability for new buyers and creating opportunities for existing homeowners to refinance or renew at more favorable terms. The practice of negotiating discounted rates remains prevalent, highlighting the importance of mortgage brokers in securing competitive deals for clients.

Mortgage brokers are critical intermediaries, leveraging their volume-based bargaining power to erode lender price discrimination and secure advantageous rates. These professionals are provincially regulated and must meet stringent licensing and training requirements. While the barriers to entry remain relatively low, successful brokers rely on experience, negotiating skills, and technological support to thrive in an increasingly competitive market.

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Key trends currently influencing the market include:

●	Renewals Surge: Over 30% of Canadian mortgages are expected to renew within the next 12 months, a significant driver of market activity.
●	Housing Shortages: A growing population, combined with limited housing supply, has led to increased pressure on the market, with demand consistently outstripping available inventory.
●	Government Policies: Recent adjustments, such as the introduction of a 30-year amortization period for insured mortgages and incentives for affordable housing, have bolstered consumer confidence and created new opportunities.
●	Consumer Sentiment: Improved confidence, spurred by rate cuts and stabilizing economic conditions, has increased buyer activity despite affordability challenges.
●	Technology Adoption: Platforms like MyPineapple are transforming the brokerage landscape by streamlining processes and providing brokers with data-driven tools to enhance efficiency and client satisfaction.

Industry Growth Strategy

Our growth strategy focuses on organic expansion, targeting increased market share through:

1.	Recruitment: We have successfully recruited a significant number of Field Agents and Users, driving a growth rate higher than many competitors. By leveraging detailed insights into competitive models, we have tailored our value proposition to attract and retain top talent.
2.	Technological Integration: Our proprietary platform, Pineapple+ , empowers brokers with tools to increase sales volume, productivity, and efficiency. This system also supports the seamless integration of complementary services, such as insurance products, creating additional revenue streams and enhancing the overall client experience.
3.	Policy Alignment: By aligning our offerings with government initiatives to support housing affordability and address shortages, we have positioned ourselves as a key player in addressing critical market needs.
4.	Focus on Renewals and Refinances: With a large portion of the mortgage market up for renewal in the next year, we have tailored solutions to help brokers optimize their client retention and capitalize on refinancing opportunities.

Our strategy is underpinned by a commitment to delivering superior value, leveraging data and insights to support broker success, and maintaining flexibility to adapt to evolving market conditions. This approach ensures we remain a leader in the Canadian mortgage and brokerage industry.

Corporate Information

We are a Canadian company, incorporated under the federal laws of Canada, and our principal executive offices are located at Unit 200, 111 Gordon Baker Road, North York, Ontario M2H 3R1. Our registered and records office is located at 67 Mowat Avenue, Suite 122, Toronto, Ontario M6K 3E3. Our phone number is (416) 669-2046, and our corporate website is https://gopineapple.com. The information on our website is not incorporated by reference into this prospectus.

Going Concern

As of November 30, 2024, management has determined there is substantial doubt about our ability to continue as a going concern. For details on this determination, see Note 1 to our unaudited condensed consolidated financial statements as of and for the period ended November 30, 2024 set forth in this prospectus on page F-1.

If we are unable to realize our assets within the normal operating cycle of a twelve (12) month period, we may have to consider supplementing our available sources of funds through the following sources:

●	financial support from our related parties and shareholders;

●	other available sources of financing from banks and other financial institutions; and

●	equity financing through capital market.

We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and would materially adversely affect our ability to continue as a going concern.

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Recent Developments

On May 10, 2024, the Company entered into an equity purchase agreement (the “EPA”) with Brown Stone Capital Ltd., a corporation organized under the laws of England and Wales (the “Selling Shareholder”) pursuant to which the Company shall issue and sell to the Selling Shareholder, from time to time as provided herein, and the Selling Shareholder shall purchase up to Fifteen Million Dollars ($15,000,000.00) of the Company’s common shares and issue 200,000 Company’s common shares as a commitment fee under the EPA to the Selling Shareholder (collectively as the “EPA Shares”) at purchase price to be determined as per the terms and conditions of the EPA. The Company shall have the right, but not the obligation, to direct the Selling Shareholder, by its delivery to the Selling Shareholder of a put notice from time to time, to purchase the EPA Shares (i) in a minimum amount not less than $10,000.00 and (ii) in a maximum amount up to the lesser of (a) $1,000,000 or (b) 150% of the average trading volume of the Company’s common shares on the NYSE American during the five (5) Trading Days immediately preceding the respective put notice date multiplied by the lowest daily volume weighted average price of the Company’s common shares on the NYSE American during the five (5) trading days immediately preceding the respective put notice date. The Company’s right to issue a put notice for the EPA Shares is subject to general terms and conditions as stipulated under the EPA, including there being an effective registration statement covering the EPA Shares.

Pursuant to the EPA, we may issue and sell up to $15 million of Common Shares to the Selling Shareholder. The price at which we may issue and sell shares will be 95% of the lowest daily volume weighted average price of the Company’s Common Shares on the NYSE American during the five (5) trading days immediately preceding the respective put notice date, in each case as reported by Quotestream or other reputable source designated by the Selling Shareholder (the “Market Price”). Assuming that (a) we issue and sell the full $15 million of Common Shares under the EPA to the Selling Shareholder, (b) no beneficial ownership limitations, and (c) purchase price for such sales is $0.40 or $0.50 per share, such additional issuances would represent in the aggregate approximately 37,500,000 or 30,000,000 additional Common Shares, respectively, or approximately 81% or 77% of the total number of Common Shares outstanding as of the date hereof, after giving effect to such issuance. If the beneficial ownership limitation is not waived, we may issue approximately 269,480 Common Shares, or approximately 19.99% of the total number of Common Shares outstanding as of the date hereof.

The Market Price of our Common Shares on December 13, 2024, was $0.45. Assuming this is the Market Price used as a basis for the calculations for the put notice under the EPA, the price per share for sales to the Selling Shareholder would be $0.43 (95% of the Market Price), and we would be able to sell 269,480 shares to the Selling Shareholder (with beneficial ownership limit), and receive gross proceeds of $115,876 such number of shares would comprise approximately 19.99% of our issued and outstanding Common Shares, which would result in additional dilution of our shareholders.

In relation to the EPA Shares the Company has entered into a registration rights agreement dated May 10, 2024 (the “RRA”) with the Selling Shareholder, requiring the Company to register the EPA Shares issued under the EPA. Pursuant to the RRA, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission covering the registration of the EPA Shares.

Concurrently, on May 10, 2024, the Company entered into a securities purchase agreement (the “SPA” and together with the EPA and the RRA as the “Agreements”) with the Selling Shareholder, pursuant to which the Company has agreed to sell to the Selling Shareholder a convertible promissory note (the “Note”) in the aggregate principal amount of $300,000, with an 8% per annum interest rate and a maturity date of twenty four (24) months from the date of the issuance. The Note is convertible into the Company’s common shares, no par value, subject to the terms and conditions therein, and a conversion price of equal 75% of the VWAP on the trading day immediately preceding the respective conversion date, subject to adjustment as provided in the Note. The issuance of the Note is subject to general terms and conditions as stipulated under the SPA, including the requirement of getting shareholder approval for any issuance of common shares beyond the beneficial ownership limit of 19.99%.

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As an incentive to buy the Note, the Company had agreed to issue warrants to purchase 1,000,000 common shares (the “2024 Warrants”), with an exercise price of $5 per share and term of nine (9) months from the date of issuance.

As per terms of the agreement, issuer of convertible debt exercise their right and the total principal portion $300,000 plus the interest accrued thoron $4,437 was converted into common shares by issuing 501,874 common shares.

The equity line of credit has had no immediate impact on our business. However, it positions us to draw capital for growth initiatives as our share price increases, enhancing our ability to fund strategic investments and operational expansions. No assurances can be given that the stock price will increase.

Conditions Precedent to the Right of the Company to Deliver a Put Notice

Selling Shareholders’ obligation to accept Put Notices that are timely delivered by us under the EPA and to purchase of our Common Shares under the EPA, are subject to satisfaction of the conditions precedent thereto set forth in the EPA, all of which are entirely outside of Selling Shareholders’ control, which conditions include the following:

●	the accuracy in all material respects of the representations and warranties of the Company included in the EPA as of the Put Date;

●	the Company having paid the cash commitment fee or issued the Commitment Shares to an account designated by Selling Shareholder;

●	the registration statement that includes this prospectus (and any one or more additional registration statements filed with the SEC that include Common Shares that may be issued and sold by the Company to Selling Shareholder under the EPA) having been declared effective under the Securities Act by the SEC, and Selling Shareholder being able to utilize this prospectus (and the prospectus included in any one or more additional registration statements filed with the SEC under the RRA) to resell all of the Common Shares included in this prospectus (and included in any such additional prospectuses);

●	the Company obtaining all permits and qualifications required by any applicable state for the offer and sale of all Common Shares issuable pursuant to such Put Notice, or will have the availability of exemptions therefrom;

●	the Board of Directors approving the transactions contemplated by the EPA and RRA, which approval will remain in full force;

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●	there will not have occurred any event and there will not exist any condition or state of facts, which makes any statement of a material fact made in the registration statement that includes this prospectus (or in any one or more additional registration statements filed with the SEC that include Common Shares that may be issued and sold by the Company to Selling Shareholder under the EPA) untrue or which requires the making of any additions to or changes to the statements contained therein in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of this prospectus or the prospectus included in any one or more additional registration statements filed with the SEC under the RRA, in the light of the circumstances under which they were made) not misleading;

●	the Company performing, satisfying and complying in all material respects with all covenants, agreements and conditions required by the EPA;

●	the absence of any statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits the consummation of or that would materially modify or delay any of the transactions contemplated by the EPA or the RRA;

●	trading in the Common Shares will not have been suspended by the SEC, Nasdaq or FINRA, the Company will not have received any final and non-appealable notice that the listing or quotation of the Common Shares on Nasdaq will be terminated on a date certain (unless, prior to such date, the Common Shares is listed or quoted on any other Principal Market, as such term is defined in the EPA), and there will be no suspension of, or restriction on, accepting additional deposits of the Common Shares, electronic trading or book-entry services by The Depository Trust Company with respect to the Common Shares;

●	the Company will have authorized all of the Common Shares issuable pursuant to the applicable Put Notice by all necessary corporate action of the Company; and

●	the accuracy in all material respects of the representations and warranties of the Company included in the applicable Put Notice as of the applicable Put Date.

No Short-Selling or Hedging by Selling Shareholder

Selling Shareholder has agreed that none of Selling Shareholder, its sole member, any of their respective officers, or any entity managed or controlled by Selling Shareholder or its sole member will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of the Common Shares or hedging transaction that establishes a net short position in the Common Shares during the term of the EPA.

Effect of Sales of our Common Shares under the EPA on our Shareholders

The Commitment Shares that we issued, and the EPA Shares to be issued or sold by us, to the Selling Shareholder under the EPA that are being registered under the Securities Act for resale by the Selling Shareholder in this offering are expected to be freely tradable. The resale by the Selling Shareholder of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Common Shares to decline and to be highly volatile. Sales of our Common Shares, if any, to the Selling Shareholder under the EPA will depend upon market conditions and other factors to be determined by us.

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If and when we do sell Common Shares to the Selling Shareholder pursuant to the EPA, after the Selling Shareholder has acquired such shares, the Selling Shareholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase the shares from the Selling Shareholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution, and in some cases substantial dilution, and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Shareholder in this offering as a result of future sales made by us to the Selling Shareholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of Common Shares to the Selling Shareholder under the EPA, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Shareholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Because the per share purchase price that the Selling Shareholder will pay for the EPA Shares in any put notice that we may elect to effect pursuant to the EPA will be determined by reference to the VWAP during the applicable commitment period on the applicable put date for such put notice, as of the date of this prospectus, it is not possible for us to predict the number of Common Shares that we will sell to the Selling Shareholder under the EPA, the actual purchase price per share to be paid by the Selling Shareholder for those shares, or the actual gross proceeds to be raised by us from those sales, if any.

As of August 31, 2024, there were 8,425,352 Common Shares outstanding. Company has already issued 741,499 shares against EPA out of the total 13,910,991 shares only 13,169,492 shares can further be offered. If all of the 13,169,492 shares offered for resale by the Selling Shareholder under this prospectus were issued and outstanding, such shares would represent approximately 150% of the total number of outstanding Common Shares and approximately 249% of the total number of outstanding Common Shares held by non-affiliates of our company, in each case as of August 31, 2024.

Although the EPA provides that we may sell up to $15.0 million of our Common Shares to the Selling Shareholder, only 13,910,991 shares (which includes the 200,000 Commitment Shares, for which we have not and will not receive any cash consideration) are being registered under the Securities Act for resale by the Selling Shareholder under the registration statement that includes this prospectus. If we were to issue and sell all of such 13,910,991 shares to the Selling Shareholder at an assumed purchase price per share of $0.97 (without taking into account the 19.99% Exchange Cap limitation), representing the closing sale price of our Common Shares on Nasdaq on June 18, 2024, we would only receive approximately $13.4 million in aggregate gross proceeds from the sale of such EPA Shares to the Selling Shareholder under the EPA. Depending on the market prices of our Common Shares on the put dates on which we elect to sell such EPA Shares to the Selling Shareholder under the EPA, we may need to register under the Securities Act additional Common Shares for resale by the Selling Shareholder in order for us to receive aggregate proceeds equal to the Selling Shareholders’ $15.0 million maximum aggregate purchase commitment available to us under the EPA.

If we elect to issue and sell to the Selling Shareholder more Common Shares than the amount being registered, we must file with the SEC one or more additional registration statements to register such additional shares, which the SEC must declare effective, in each case before we may elect to sell any additional shares to the Selling Shareholder. For example, if the market price of our Common Shares falls below $0.97, assuming no beneficial ownership limitations, we will be required to issue more shares than are currently being registered, necessitating the filing of a new registration statement.

The issuance of our Common Shares to the Selling Shareholder pursuant to the EPA will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted. Although the number of Common Shares that our existing shareholders own will not decrease, the Common Shares owned by our existing shareholder will represent a smaller percentage of our total outstanding Common Shares after any such issuance.

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The following table sets forth the amount of gross proceeds we would receive from the Selling Shareholder from our sale of Common Shares to the Selling Shareholder under the EPA at varying purchase prices and subject to the limitation of the number of shares being registered at this time:

Assumed Average Purchase Price Per Share		Number of Registered Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Selling Shareholder(2)	Gross Proceeds from the Sale of Shares to Selling Shareholder Under the EPA
$0.88	(3)	13,169,492	59.93%	$11,589,153
$1.00		13,169,492	59.93%	$13,169,492
$1.50		13,169,492	59.93%	$19,754,238
$2.00		13,169,492	59.93%	$26,338,984
$2.50		13,169,492	59.93%	$32,923,730

(1)	Although the EPA provides that we may sell up to $15,000,000 of our Common Shares to the Selling Shareholder, we only registered 13,910,991 shares under the registration statement that includes this prospectus, which may or may not cover all of the shares we ultimately sell to the Selling Shareholder under the EPA. The number of shares to be issued as set forth in this column is without regard to the Exchange Cap or Beneficial Ownership Limitation, but is limited to the actual number of shares being registered at this time. Company already issued 741,499 shares under EPA during August 2024 and this includes 200,000 Commitment Shares we issued to the Selling Shareholder only 13,169,492 shares can further be issued.

(2)	The denominator is based on 8,807,019 Common Shares outstanding as of December 19, 2024 (which, for these purposes, includes the 200,000 Commitment Shares we issued to the Selling Shareholder and 541,499 shares issued during August 2024), adjusted to include the issuance of the number of shares set forth in the adjacent column that we would have sold to the Selling Shareholder, assuming the average purchase price in the first column. The numerator is based on the number of shares issuable under the EPA at the corresponding assumed average purchase price set forth in the first column.

(3)	The closing sale price of our Common Shares on NYSE American on August 31, 2024.

On November 13, 2024 the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor, pursuant to which the Company issued and sold to the investor in a registered direct offering, 382,667 (the “RD Shares”) of the Common Shares at a price of $0.60 per share, and pre-funded warrants to purchase up to 1,284,000 Common Shares at a price of $0.5999 per share and an exercise price of $0.0001 per Common Share.

The securities to be issued in the registered direct offering were offered pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-282629), initially filed by the Company with the Commission on October 15, 2024, as amended on October 25, 2024, and declared effective on October 29, 2024. The offering closed on November 14, 2024 for approximately $1.0 million in gross proceeds.

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Summary Risk Factors

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 19, which you should read in its entirety.

●	our operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations;
●	public health crises such as the COVID-19 pandemic may adversely impact our business;
●	the volatility of global capital markets over the past several years has generally made the raising of capital more difficult;
●	risks associated with political instability and changes to the regulations governing our business operations;
●	our success is largely dependent on the performance of our directors and officers, Field Agents, and employees;
●	our Common Shares may be subject to significant price volatility;
●	internal controls cannot provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation;
●	we may be unable to manage our growth;
●	risks associated with security breaches;
●	risks associated with software errors or defects;
●	our operations depend on information technology systems; and on continuous reliable internet access;
●	our business now or in the future may be adversely affected by risks outside our control;
●	risks associated with the Company’s reliance on strategic partnerships;
●	reputational risk, and
●	risks associated with protection of intellectual property.

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Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). We had more than than $1.235 billion in gross billing during our last fiscal year and have not tripped any of the measures that would cause us to no longer qualify as an emerging growth company. As such, we may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of Common Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross billing exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

An emerging growth company may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our common shares held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make the comparison of our financial statements with other public companies difficult or impossible

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SUMMARY OF THE OFFERING

Units offered by us	Up to [*] Units in a best efforts underwritten offering. Each Unit consists of: (i) one Common Share; and (ii) one Warrant to purchase one Common Share. Each Warrant is exercisable for one Common Share.

Pre-Funded Units offered by us	We are also offering the opportunity to purchase, if the purchaser so chooses and in lieu of Units, up to [*] Pre-Funded Units to purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Shares immediately following the consummation of this offering. Each Pre-Funded Unit consists of: (i) one Pre-Funded Warrant exercisable for one Common Share; and (ii) one Warrant to purchase one Common Share. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold to the public in this offering, minus $[*], and the exercise price of each Pre-Funded Warrant included in the Pre-Funded Unit is $[*] per share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Unit we sell, the number of Units we are offering will be decreased on a one-for-one basis. Because we will issue one Warrant as part of each Unit or Pre-Funded Unit, the number of Warrants sold in this offering will not change as a result of a change in the mix of the Units and Pre-Funded Units sold. This offering also relates to the shares of Common Stock issuable upon exercise of any Pre-Funded Warrants sold in this offering.

Warrants offered by us	Warrants to purchase an aggregate of up to [*] Common Shares, subject to adjustment as set forth therein. Each Common Share and each Pre-Funded Warrant to purchase one Common Share is being issued together with a Warrant to purchase one Common Share. Each Warrant will have an exercise price of $[*] per share (representing [*]% of the assumed offering price per Unit), will be immediately exercisable from the date of issuance and will expire on the [*] anniversary of the original issuance date. Each Warrant is exercisable for one Common Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our Common Stock.

Common Shares outstanding prior to the offering	[*] shares.

Common Shares to be outstanding after the offering(1)	[*] (assuming no sale of any Pre-Funded Units, no exercise of the over-allotment option and no exercise of the Warrants issued in connection with the offering).

Use of Proceeds	We currently intend to use the net proceeds to us from this offering for general corporate purposes, including working capital and investments. See “Use of Proceeds” beginning on page 36.

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Listing	Our Common shares are listed on the NYSE American exchange under the symbol “PAPL”.

Assumed Offering Price	$[*] per Unit, the closing price of our Common Shares on [*], 2025, as reported by the NYSE American.

Transfer Agent	Endeavor Trust Corporation.

Risk Factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 19 of this prospectus before deciding whether or not to invest in shares of our Common Stock.

Lock-Up Agreements	The Company, our officers, directors and greater than 5% stockholders have agreed, for a period of 180 days after the closing of this offering, subject to certain exceptions, not to offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our Common Shares or other securities convertible into or exercisable or exchangeable for shares of our Common Stock without the prior written consent of the Placement Agent.

Reasonable Best-efforts Offering

We have agreed to offer and sell the securities offered hereby directly to the purchasers. We have retained D. Boral Capital LLC to act as our exclusive placement agent to use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby. See “Plan of Distribution” beginning on page 73 of this prospectus.

(1) The number of Common Shares to be outstanding after this offering is based on [9,692,019] Common Shares issued and outstanding as of March 31, 2025, and excludes the following:

●	1,549,972 Common Shares issuable upon the exercise of outstanding Warrants;

●	400,000 Common Shares issuable upon the exercise of outstanding Pre-funded Warrants;

●	103,015 Common Shares issuable upon the exercise of outstanding Compensation Warrants;

●	200,000 EPA Shares issuable under the EPA;

●	84,583 Common Shares issuable upon the exercise of outstanding underwriter warrants; and

●	565,690 Common Shares issuable upon the exercise of outstanding options

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our Common Shares could decline, and investors in our securities may lose all or part of their investment.

Risks Related to the Company

We are dependent on the residential real estate market.

Our financial performance is closely connected to the strength of the residential real estate market, which is subject to a number of general business and macroeconomic conditions beyond our control.

Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on our business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, war or terrorist attacks, natural disasters or adverse weather events, or the public perception that any of these events may occur. Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States, Canada or other markets the Company enters and operates within could negatively affect the affordability of, and consumer demand for, its services which could have a material adverse effect on its business and profitability.

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In addition, federal and state governments, agencies and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact the Company’s business. Some of the above-mentioned economic factors and conditions are currently adversely affecting Pineapple as the Users and consumer sentiment has waned and has precipitated fears of a possible economic recession. In the event of a continuing market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may further decline.

The real estate market is substantially reliant on the monetary policies of the federal government and its agencies and is particularly affected by the policies of the Bank of Canada, which regulates the supply of money and credit in Canada, which in turn impacts interest rates. The Company’s revenues could be negatively impacted by a rising interest rate environment. As mortgage rates rise, the number of home sale transactions may decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Due to a prospective higher debt assumption with the rise in interest rates, homeowners also may choose to not participate in refinancing or other similar mortgage financing activity that would create revenue for Pineapple. Potential home buyers may choose to rent rather than pay higher mortgage rates. Changes in the interest rate environment and mortgage market are beyond the Company’s control, are difficult to predict and could have a material adverse effect on its business and profitability.

We may not be able to secure additional capital and achieve adequate liquidity to grow and compete.

We will require additional capital to operate, grow and compete, and failure to obtain such additional capital could limit our operations and our growth. When such additional capital is required, we will need to pursue various financing transactions or arrangements, which may include debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to us and might involve substantial dilution to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the mortgage brokerage industry in particular), our status as a relatively new enterprise with a limited history and/or the loss of key management personnel.

We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses.

We have a relatively limited operating history. As such, we will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources. Although we possess an experienced management team, there is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that we can continue to generate revenues, operate profitably, or provide a return on investment, or that we will successfully implement our business and growth plans. An investment in our securities carries a high degree of risk and should be considered speculative by investors. Prospective investors should consider any purchase of our securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

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We may continue to incur substantial losses and negative operating cash flows and may not achieve or maintain positive cash flow or profitability in the future.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the continued achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Currency exchange rates fluctuations could adversely affect our operating results.

The Company is exposed to the effects of fluctuations in currency exchange rates, Our functional currency is in Canadian dollars (CAD) and our presentation currency is in US dollars (USD). Due to the currency exchange rates fluctuations between the two currencies, there is a risk the company’s operations and profitability may be affected during the translation. Currently the company does not have many international transactions and the fluctuations are mostly limited to the financial statements currency translation adjustments relating to the movements. The financial statements contain a line disclosing this translation amount.

Our operating results may be subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

Seasons and weather traditionally impact the real estate industry in the jurisdictions where we operate. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. We have historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces the Company’s operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets we serve can conceal the impact of poor weather or seasonality.

Home sales in successive quarters can fluctuate widely due to a wide variety of factors, including holidays, national or international emergencies, the school year calendar’s impact on timing of family relocations, interest rate changes, speculation of pending interest rate changes and the overall macroeconomic market. Our revenue and operating margins each quarter will remain subject to seasonal fluctuations, poor weather and natural disasters and macroeconomic market changes that may make it difficult to compare or analyze our financial performance effectively across successive quarters.

Our growth strategy may not achieve the anticipated results.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of factors, including our ability to:

●	expand our customer base;
●	increase and retain more qualified agents;
●	expand into additional jurisdictions;
●	support growth of existing customers;

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●	continued financial strength and health;
●	diversify into additional related businesses;
●	improve our technological capabilities;
●	ensure skilled and well-trained employees and agents;
●	enhance our platforms; and
●	selectively pursue acquisitions.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to effectively manage rapid growth in our business.

We anticipate that growth in demand for our services will place significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. We anticipate that growth in the number of customers using our platform and the number of requests processed through our platform will increase the amount of data that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform.

As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large national business operation, so our management may not be able to manage such growth effectively. In managing our growing operations, we are also subject to the risks of over-hiring and/or overcompensating our employees and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

As we continue to grow and develop the infrastructure of a public company, we must effectively integrate, develop and motivate a growing number of new employees. In addition, we must preserve our ability to execute quickly, further developing our platform and implementing new features and initiatives. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

To grow our business, we will continue to depend on relationships with third parties, such as insurance companies, financial institutions and lenders.

To grow our business, we will continue to depend on relationships with third parties, such as insurance companies, financial institutions and lenders. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services over ours. In addition, acquisitions our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications by potential customers. Although we do maintain a few fixed-term contracts with lending partners, we cannot assure you that we can renew them once they expire, or we can renew them with the term we desire. Even though our business does not substantially depend on any particular third-party lending partner, if we are unsuccessful in establishing and maintaining our relationships with third parties, or if these third parties are unable or unwilling to provide services to us, our ability to compete in the marketplace or to generate revenue could be impaired, and its results of operations may suffer. Even if we are successful, we cannot be sure that these relationships will result in increased customer usage of its services or increased revenue.

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Our insurance business is highly regulated, and statutory and regulatory changes may materially adversely affect our business, financial condition and results of operations.

Life insurance statutes and regulations are generally designed to protect the interests of the public and policyholders. Those interests may conflict with the interests of our shareholders. Federal and provincial insurance laws regulate all aspects of our Canadian insurance business. Changes to federal or provincial statutes and regulations may be more restrictive than current requirements or may result in higher costs, which could materially adversely affect our business, financial condition and results of operations. If the Office of the Superintendent of Financial Institutions (“OFSI”) determines that our corporate actions do not comply with applicable Canadian law, Pineapple Insurance could face sanctions or fines, and be subject to increased capital requirements or other requirements. If OSFI determines Pineapple Insurance is not receiving adequate support from Pineapple under applicable Canadian law, Pineapple Insurance may be subject to increased capital requirements or other requirements deemed appropriate by OSFI.

If there are extraordinary changes to Canadian statutory or regulatory requirements, we may be unable to fully comply with or maintain all required insurance licenses and approvals and the regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our insurance activities or impose fines or penalties on us, which could materially adversely affect our business, financial condition and results of operations. We cannot predict with certainty the effect any proposed or future legislation or regulatory initiatives may have on the conduct of our business.

We may be subject to fraudulent activity that may negatively impact our operating results, brand and reputation.

Fraudulent activity could negatively impact our operating results, brand, and reputation, and cause the use of our products and services to decrease. We are subject to the risk of fraudulent activity associated with handling borrower or lending partner information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage lending partners from collaborating with us, reduce the total amount of loans originated by lending partners, and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, financial condition, and results of operations in the future.

We may experience security breaches that could result in the loss or misuse of data, which could harm our business and reputation.

We operate in an industry that is prone to cyber attacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of our data or customer data, could result in the loss or misuse of such data, which could harm our business and reputation. The security measures we have integrated into our internal networks and platform, which are designed to prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our internal networks and platform against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our networks.

If a security breach were to occur, as a result of third-party action, employee error, breakdown of our internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data was disrupted, we could incur significant liability to our customers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation.

Our platform may be subject to distributed denial of service attacks (“DDoS”), a technique used by hackers to take an internet service offline by overloading its servers, and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, computer malware, viruses, and hacking and phishing attacks by third parties are prevalent in our industry.

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Moreover, our platform could be breached if vulnerabilities in our platform or third-party applications are exploited by unauthorized third parties or due to employee error, breakdown of our internal security processes and procedures, malfeasance, or otherwise. Further, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our internal networks and electronic systems in order to gain access to our data or our customers’ data. Since techniques used to obtain unauthorized access change frequently and the size and severity of DDoS attacks and security breaches are increasing, we may be unable to implement adequate preventative measures or stop DDoS attacks or security breaches while they are occurring.

Any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the DDoS attack or security breach. Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data and our agreements with certain customers and partners require us to notify them in the event of a security incident. Any of these events could harm our reputation or subject us to significant liability, and materially and adversely affect our business and financial results.

Our software systems may contain errors, defects or security vulnerabilities that could interrupt operations or materially impact our ability to originate, monitor or service customer accounts or comply with contractual obligations.

We are dependent upon the successful and uninterrupted functioning of our computer and data processing systems and software including MyPineapple as well as the customized software developed by us as part of our third-party underwriting services. These software and systems may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released.

The failure or unavailability of these systems could interrupt operations or materially impact our ability to originate, monitor or service customer accounts or comply with contractual obligations to third parties. If sustained or repeated, a system failure or loss of data could negatively affect our operating results. In addition, we depend on automated software to match the terms of our liabilities and asset maturities. If such software fails or is unavailable on a prolonged basis, we could be required to manually complete such activities, which could have a material adverse effect on our business, financial condition and results of operations.

Since our customers use our services for decisions that are critical to their financial well-being, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in losses to our customers. Customers may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our customers that attempt to limit its exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage its reputation and brand, making it harder for us to sell its solutions.

If we fail to protect the privacy and personal information of our customers, agents or employees, we may be subject to legal claims, government action and damage to its reputation.

Our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. We rely heavily on our computer systems to manage our platform. Throughout our operations, we receive, retain and transmit certain confidential information, including personally identifiable information that our customers provide to purchase services, interact with our personnel, or otherwise communicate with us. In addition, for these operations, we depend in part on the secure transmission of confidential information over public networks. Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, internet access failures, security breaches, including credit card or personally identifiable information breaches, coordinated cyber-attacks, vandalism, catastrophic events and human error. Although we deploy a layered approach to address information security threats and vulnerabilities, including ones from a cyber security standpoint, designed to protect confidential information against data security breaches, a compromise of our information security controls or of those businesses with whom we interact, which results in confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial position, and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may not be able to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our businesses.

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We may need to develop new products and services and rapid technological change could harm our business, results of operations and financial condition.

We operate in a competitive industry characterized by rapid technological change and evolving industry standards. Our ability to attract new customers and generate revenue from existing customers will depend largely on its ability to anticipate industry standards and trends, respond to technological advances in its industry, and to continue to enhance existing services or to design and introduce new services on a timely basis to keep pace with technological developments and its customers’ increasingly sophisticated needs. The success of any enhancement or new services depends on several factors, including the timely completion and market acceptance of the enhancement or new services. Any new service we develop or acquires might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective services than us at lower prices. Any delay or failure in the introduction of new or enhanced services could harm our business, results of operations and financial condition.

Our services are expected to embody complex technology that may not meet those standards, changes and preferences. Our ability to design, develop and commercially launch new services depends on a number of factors, including, but not limited to, its ability to design and implement solutions and services at an acceptable cost and quality, its ability to attract and retain skilled technical employees, the availability of critical components from third parties, and its ability to successfully complete the development of services in a timely manner. There is no guarantee that we will be able to respond to market demands. If we are unable to effectively respond to technological changes, or fails or delays to develop services in a timely and cost-effective manner, its services may become obsolete, and we may be unable to recover its development expenses which could negatively impact sales, profitability and the continued viability of its business.

The failure by us to sustain or increase its current level of mortgage origination from independent mortgage brokers could have a material adverse effect on our business, financial condition and results of operations.

Our mortgage operations are dependent on a network of mortgage brokers. The mortgage brokers with whom we do business with are not contractually obligated to do business with us. Further, our competitors also have relationships with the same brokers and actively compete with us in our efforts to expand our broker network and originate mortgage loans. We may find it difficult to attract new mortgage business from this network of brokers, or sustain current levels, to meet our needs. The failure by us to sustain or increase its current level of mortgage origination from these sources could have a material adverse effect on our business, financial condition and results of operations.

Increases in interest rates may have an adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

Rising interest rates generally reduce the demand for credit, including mortgages, increase the cost of borrowing and may discourage potential borrowers from purchasing new properties, refinancing their existing mortgages or obtaining cash to retire other debt. Consequently, we may originate fewer mortgages, or a lower dollar amount of mortgages, in a period of rising interest rates. Increases in interest rates may also cause a lack of liquidity among Pineapple’s institutional investors, potentially reducing the number of mortgages such purchasers would otherwise buy. Increases in interest rates may have an adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders. However, rising interest rates may also result in a decrease in prepayments on mortgages, which could result in an increase in the number of mortgages under our administration which would increase the amount of funds received from servicing these mortgages. We believe rising interest rates are currently at a stage that is close to its maturity level and that core inflation is being contained with the prices of the goods such as groceries and natural gas not decreasing. As a result, we believe that the Bank of Canada intends to bring core inflation down to a manageable level and is looking at increasing the interest rates further. If the cycle is almost at maturity, as we believe it is, however, it may take six to nine months to stabilize and possibly a year to return to pre-Covid 19 levels.

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In periods of declining interest rates, prepayments on mortgages tend to increase as a result of borrowers taking advantage of lower interest rates to refinance higher interest rate mortgages, or as a result of borrowers purchasing new properties and prepaying their existing mortgages. However, a reduction in the number of mortgages under our administration would result in a decrease in the amount of funds received from servicing these mortgages and may have an adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

If any of information from third parties is misrepresented and the misrepresentation is not detected before mortgage funding, the value of the mortgage may be significantly lower than expected.

Upon originating a new mortgage application, we assess and determine which institutional or non- institutional mortgage provider would accept the application. This application is then submitted as soon as practical for final approval and underwriting. These mortgages are then deemed to be “placed” with said lending institution. We place the mortgages that we originate as soon as is practicable after committing to the mortgages. Mortgage placements are made under agreements with institutional investors and securitization conduits which are, in many respects, favorable to the mortgage purchaser. When placing mortgages, we make a variety of customary representations and warranties regarding itself, our mortgage origination activities and the mortgages that are placed. These representations and warranties survive for the life of the mortgages and relate to, among other things, compliance with laws, mortgage underwriting and origination practices and standards, the accuracy and completeness of information in the mortgage documents and mortgage files, and the characteristics and enforceability of the mortgages. In many cases, these provisions do not have any cure periods and are not subject to any materiality threshold.

Through our mortgage origination and underwriting processes, we attempt to verify that our mortgages are originated and underwritten in accordance with the applicable requirements and comply with representations and warranties made by us. There can be no assurance, however, that we will not make mistakes or that certain employees or brokers will not deliberately violate our underwriting or other policies, and breaches of representations and warranties may occur from time to time.

When we send mortgage originations to the lender partners to be funded, we rely heavily upon information supplied by third parties including the information contained in the mortgage application, property appraisal, title information and employment and income documentation. If any of this information is misrepresented and the misrepresentation is not detected before mortgage funding, the value of the mortgage may be significantly lower than expected. Whether the mortgage applicant, the mortgage broker, another third party or one of our employees makes a misrepresentation, we generally bear the risk of loss associated with the misrepresentation. A mortgage subject to a misrepresentation may be unsaleable in the ordinary course of business or may be subject to repurchase or substitution if it is sold before detection of the misrepresentation or may require us to indemnify the mortgage purchaser. The persons and entities that made a misrepresentation are often difficult to locate and it may be difficult to collect from them any monetary losses we may have suffered. While we have controls and processes designed to help it identify misrepresented information in its mortgage origination operations, there can be no assurance these controls and processes have detected or will detect all misrepresented information.

Global economy risk may negatively impact our business operations and our ability to raise capital.

The mortgage financing industry in Canada continued to benefit from historically low and stable interest rates in the past as homeowners took advantage of these rates with purchasing, repurchasing, and refinancing. Due to global inflationary pressures, Central banks all over the world are adjusting the interest rates upward to address this. There is a risk that an increase in interest rates could slow the pace of property sales and adversely affect growth in the mortgage market, which could adversely affect our operations and stated growth initiatives. A decline in general economic conditions could also cause default rates to increase as creditworthiness decreases for borrowers. This could have a material adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

In addition, there are economic trends and factors that are beyond our control, which may affect our operations and business. Such trends and factors include adverse changes in the conditions in the specific markets for our services, the conditions in the broader market for residential mortgages and the conditions in the domestic or global economy generally. Although our performance is affected by the general condition of the economy, not all of its service areas are affected equally. It is not possible for management to accurately predict economic fluctuations and the impact of such fluctuations on performance. There is no guarantee that the revenue, asset and profit growth that we have historically generated will continue or that any of our targets for distributable cash or other performance expectations will be achieved.

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The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. We may be dependent upon capital markets to raise additional financing in the future. As such, we are subject to liquidity risks in meeting its operating expenditure requirements and future cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to us and our management. If these levels of volatility persist or if there is a further economic slowdown, our operations, our ability to raise capital and the trading price of our securities could be adversely impacted.

With inflation now under control, the economic outlook in Canada has improved significantly. After peaking at 8.1% in mid-2022, inflation has steadily declined and is currently within the Bank of Canada’s target range of 2-3%. In response, the Bank of Canada reduced the policy interest rate by 1.25% during 2024, bringing the rate down to 3.75%, with further reductions expected in the near future. These reductions, combined with recent government initiatives such as the introduction of 30-year amortizations, an increased mortgage insurance price cap of $2 million, and incentives for secondary suite construction, are creating a more favorable environment for Canadian borrowers.

The decrease in interest rates has eased mortgage qualification requirements, improved affordability and boosting loan originations. Additionally, government measures to unlock public land for affordable housing and encourage development through taxation of vacant land further contribute to a positive outlook for the housing and mortgage markets. Pineapple Financial Inc. is well-positioned to leverage these favorable conditions, supporting borrowers with innovative solutions and capitalizing on renewed growth opportunities in the housing sector.

A decline in the global macroeconomic outlook, including as a result of Russia’s invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which could negatively affect the Company’s revenues.

The current year has been marked by significant market volatility and uncertainty. We believe that continued economic growth will be dependent on a number of factors, including, but not limited to, the continued positive trajectory of the course of the pandemic, a moderation of the pace of inflation and supply chain issues that developed during 2021, and the nature, magnitude, and duration of hostilities stemming from Russia’s invasion of Ukraine, including the effects of sanctions and retaliatory cyber attacks on the world economy and markets. Beginning in November 2021, Russia began to amass troops along the Ukrainian border, heightening military tensions in Eastern Europe. In February 2022, Russia sent troops into pro-Russian separatist regions in Ukraine. The U.S. and/or other countries, including Canada and Israel may impose sanctions or other restrictive actions against governmental or other entities in Russia. The long-term impacts of the conflict between these nations remains uncertain.

Widespread concern or doubts in the market about the pace or ability of normal economic activity to resume, the potential for prolonged conflict in Ukraine or the broader outbreak of armed conflict in Eastern Europe, the pace, impact, or effectiveness of the actions by governments and centrals banks intended to manage the rate of inflation through interest rate increases and the termination of the quantitative easing program, or the efficacy or adequacy of government measures enacted to support the domestic and global economy, could erode the outlook for macroeconomic conditions, economic growth, and business confidence, which could negatively impact the Company.

The current levels of volatility in global markets due to market participants’ reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia’s invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia’s invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which could negatively affect the Company’s revenues. In addition, global macroeconomic conditions and Canadian, Israeli and U.S. financial markets remain vulnerable to the potential risks posed by exogenous shocks, which could include, among other things, political or social unrest or financial uncertainty in the United States and the European Union, complications involving terrorism and armed conflicts around the world, or other challenges to global trade or travel.

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In addition, the past outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Common Shares, our operations, our ability to raise debt or equity financing, and the operations of our business partners, contractors and service providers.

Changes in regulatory legislation or the interpretation thereof, or the introduction of any new regulatory requirements could have a negative effect on us and our operating results.

We are currently regulated under mortgage broker, lending and other legislation in all of the jurisdictions in which it conducts business and is licensed or registered in those jurisdictions where licensing or registration is required by law. Changes in regulatory legislation or the interpretation thereof, or the introduction of any new regulatory requirements could have a negative effect on us and our operating results. There are different regulatory and registration requirements in each of the jurisdictions in Canada. We are registered in the jurisdictions in which we conduct business, however, we may voluntarily seek additional registration in respect of its activities or from time to time regulators may adopt a different view that may require us to seek additional registration. Failure to be appropriately registered could result in enforcement action and potential interruption of certain of our servicing or other activities and may result in a default under servicing agreements. This could have a material adverse effect on our business, financial condition and results of operations.

The real estate brokerage industry is highly competitive which could have a material adverse effect on our business, financial condition and results of operations..

Our products compete with those offered by banks, insurance companies, trust companies and other financial services companies. Some of these competitors are better capitalized, hold a larger percentage of the Canadian mortgage market, have greater financial, technical and marketing resources than we do and have greater name recognition than the Pineapple brand. We experience competition in all aspects of our business, including price competition. If price competition increases, we may not be able to raise the interest rates we charge in response to a rising cost of funds or may be forced to lower the interest rates that we are able to charge borrowers, which has the potential to reduce the value of the mortgages we place with institutional mortgage purchasers or securitization vehicles. Price-cutting or discounting may reduce profits. This could have a material adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations and financial condition.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of its target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. We must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources. A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations and financial condition.

Reputation loss may result in decreased customer confidence and an impediment to our overall ability to advance its services with customers, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views, whether true or not. Reputation loss may result in decreased customer confidence and an impediment to our overall ability to advance its services with customers, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

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The Company’s intellectual property rights are valuable, and any failure or inability to protect them could adversely affect its business.

Our commercial success depends to a significant degree upon its ability to develop new or improved technologies, instruments and services, and to obtain patents and/or industrial designs, where appropriate, or other intellectual property rights or statutory protection for these technologies and products in Canada and the United States. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop new technology that is patentable or protectable. Further, patents issued to us, if any, could be challenged, held invalid or unenforceable, or be circumvented and may not provide us with necessary or sufficient protection or a competitive advantage. Competitors and other third parties may be able to design around our intellectual property or develop a technology forward platform similar to its platform that is not within the scope of such intellectual property. Our inability to secure its intellectual property rights may have a materially adverse effect on its business and results of operations. It is imperative that appropriate licensing agreements be negotiated with thirds parties to ensure protection of all applicable intellectual property.

Prosecution and protection of the intellectual property rights sought can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States.

We depend on highly skilled personnel to grow and operate its business. If we are not able to hire, retain, and motivate our key personnel, our business may be adversely affected.

Our success is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on our business and prospects. There is no assurance we can maintain the services of its directors, officers or other qualified personnel required to operate our business. As our business activity grows, we will require additional key financial, administrative, and technology personnel as well as additional agents and operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on our operations and financial condition.

It may be difficult to enforce civil liabilities under Canadian securities laws.

We and/or our directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

We have assets located outside of Canada, and therefore it may be difficult to enforce judgments obtained by the Company in foreign jurisdictions by Canadian courts. Similarly, to the extent that our assets are located outside of Canada, investors may have difficulty collecting from us any judgments obtained in Canadian courts and predicated on the civil liability provisions of applicable securities legislation. Furthermore, we may be subject to legal proceedings and judgments in foreign jurisdictions and it may be difficult for U.S. stockholders to effect service of process against the officers of the Company.

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Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our business, results of operations and financial condition.

If appropriate opportunities present themselves, we may complete acquisitions that we believe are strategic. We currently have no understandings, commitments or agreements with respect to any material acquisition and no other material acquisition is currently being pursued. There can be no assurance that we will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with our current business. The process of integrating an acquired company or assets into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our business, results of operations and financial condition.

Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations.

Effective internal controls are necessary for us to provide reliable financial reports and to help prevent fraud. Although we will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on us under Canadian securities law, we cannot be certain that such measures will ensure that we will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause it to fail to meet its reporting obligations. If we or our auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our consolidated financial statements and materially adversely affect the trading price of our Common Shares.

Our management will ensure the accounting cycle, payroll administration, operational activities, and financial reporting controls to assess internal control risks and to ensure proper internal control is in place. The potential risk that flows from the identified deficiencies and weaknesses is the risk of potential fraud. However, the risk of fraud is considered low as management anticipates taking a number of measures as stated above to mitigate the potential risk of fraud, including without limitation: (i) all purchase and payment, including payroll, must be authorized by management; (ii) all capital expenditures must be preapproved by management; (iii) all source documents in any other language other than English must be translated and scanned for accounting entries and recordkeeping purposes; (iv) and almost all of our cash will be deposited with a Canadian bank in Ontario, Canada. Bank statements will be reviewed by the CFO of Pineapple regularly. Our management and Board will continue to monitor our operations of, evaluate the internal controls, and develop measures in the future to mitigate any potential risks and weaknesses.

Canada does not have a system of exchange controls, and control of the Company by “non-Canadians” may be subject to review and further government action.

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends, profits, interest, royalties and other payments by the Company to non-resident holders of the Common Shares, except as discussed below under “Certain Canadian Federal Income Tax Consequences to Holders of our Common Shares that are Non-Resident in Canada”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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Risks Related to Our Securities

An investment in our securities carries a high degree of risk and should be considered as a speculative investment.

An investment in our securities carries a high degree of risk and should be considered as a speculative investment. We have a limited history of earnings, a limited operating history, have not paid dividends, and are unlikely to pay dividends in the immediate or near future. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in our securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment our securities.

The market price of our Common Shares may be highly volatile, and you could lose all or part of your investment.

The trading price of our Common Shares is likely to be volatile. Upon the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering, and the concentrated ownership of our Common Shares among our executive officers, directors and greater than 5% stockholders. As a result of our small public float, our Common Shares may be less liquid and have greater stock price volatility than the common shares of companies with broader public ownership.

Our stock price could be subject to wide fluctuations in response to a variety of other factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	changes in financial or operational estimates or projections;

●	termination of the lock-up agreement or other restrictions on the ability of our stockholders to sell shares after this offering; and

●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares. This volatility may prevent you from being able to sell your Common Shares at or above the price you paid for them. If the market price of our Common Shares after this offering does not exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We may, in the future, issue additional Common Shares or other securities, which would reduce investors’ percent of ownership and dilute our share value.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance our operations, acquisitions or other business projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per Common Share.

Subject to the terms of our Articles of Incorporation and Canadian securities law, we are not restricted from issuing additional Common Shares or securities similar to the Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of the Common Shares could decline as a result of sales of Common Shares, sales of other securities made after this offering, or as a result of the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, holders of the Common Shares bear the risk of our future offerings reducing the market price of the Common Shares and diluting their holdings in the Common Shares.

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We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future.

To date, we have not paid any dividends on our outstanding Common Shares and do not currently have a policy with respect to the payment of dividends or other distributions. We do not currently pay dividends and do not intend to pay dividends in the foreseeable future. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividend Policy”.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. For as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until the fifth anniversary of the fiscal year end date following the completion of this offering, however, our status would change more quickly if we have more than US$1.235 billion in annual revenue, if the market value of our Common Shares held by non-affiliates equals or exceeds US$700 million as of June 30 of any year, or we issue more than US$1.0 billion of non-convertible debt over a three-year period before the end of that period.

Investors could find our Common Shares less attractive if we choose to rely on these exemptions. If some investors find our Common Shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Shares and our share price may be more volatile.

For as long as we are an “emerging growth company”, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” until the fifth anniversary of the fiscal year end date following the completion of this offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We are a “smaller reporting company” and, even if we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our common shares held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make the comparison of our financial statements with other public companies difficult or impossible.

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Our management team will have broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.

Our management team will have broad discretion in the application of the net proceeds from this offering and could spend or invest the proceeds in ways with which our shareholders disagree. Accordingly, investors will need to rely on our management team’s judgment with respect to the use of these proceeds. We intend to use the proceeds from this offering in the manner described in the section entitled “Use of Proceeds.” The failure by management to apply these funds effectively could negatively affect our ability to operate and grow our business.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors. Accordingly, we will have broad discretion in using these proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

It is not possible to predict the actual number of shares we will sell under the EPA to the Selling Shareholder or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the EPA with the Selling Shareholder.

Effective as of May 10, 2024, we entered into the EPA with the Selling Shareholder, pursuant to which the Selling Shareholder has committed to purchase up to $15,000,000 of shares of the Company’s Common Shares, subject to certain limitations and conditions set forth in the EPA. The Company’s Common Shares that may be issued under the EPA may be sold by us to the Selling Shareholder at our discretion from time to time.

We generally have the right to control the timing and amount of any sales of our Common Shares to the Selling Shareholder under the EPA. Sales of the Company’s Common Shares, if any, to the Selling Shareholder under the EPA will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Shareholder all, some or none of the Company’s Common Shares that may be available for us to sell to the Selling Shareholder pursuant to the EPA.

Because the purchase price per share to be paid by the Selling Shareholder for the Company’s Common Shares that we may elect to sell to the Selling Shareholder under the EPA, if any, will fluctuate based on the market prices of the Company’s Common Shares prior to each issuance made pursuant to the EPA, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of the Company’s Common Shares that we will sell to the Selling Shareholder under the EPA, the purchase price per share that the Selling Shareholder will pay for shares purchased from us under the EPA, or the aggregate gross proceeds that we will receive from those purchases by the Selling Shareholder under the EPA, if any.

Moreover, although the EPA provides that we may sell up to an aggregate of $15,000,000 of shares of the Company’s Common Shares to the Selling Shareholder, only 12,400,110 shares of the Company’s Common Shares are being registered for resale under the registration statement that includes this prospectus. If we elect to sell to the Selling Shareholder all of the 12,400,110 shares of the Company’s Common Shares being registered for resale under this prospectus, depending on the market price of the Company’s Common Shares prior to each advance made pursuant to EPA, the actual gross proceeds from the sale of all such shares may be substantially less than the $15,000,000 available to us under the EPA, which could materially adversely affect our liquidity.

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If it becomes necessary for us to issue and sell to the Selling Shareholder under the EPA more than the 12,400,110 shares of the Company’s Common Shares being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $15,000,000 under the EPA, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Shareholder of any such additional shares of the Company’s Common Shares we wish to sell from time to time under the EPA, which the SEC must declare effective. Any issuance and sale by us under the EPA of the Company’s Common Shares in addition to the 12,400,110 shares of the Company’s Common Shares being registered for resale by the Selling Shareholder under the registration statement that includes this prospectus could cause additional dilution to our stockholders.

We are not required or permitted to issue any shares of the Company’s Common Shares under the EPA if such issuance would breach our obligations under the rules or regulations of NYSE American. In addition, the Selling Shareholder will not be required to purchase any shares of the Company’s Common Shares if such sale would result in the Selling Shareholder’s beneficial ownership exceeding 4.99% of the then issued and outstanding shares of the Company’s Common Shares. Our inability to access a part or all of the amount available under the EPA, in the absence of any other financing sources, could have a material adverse effect on our business.

If we fail to maintain compliance with the continued listing requirements of the NYSE American, the Common Shares may be delisted from the NYSE American, which would result in a limited trading market for our Common Shares and make obtaining future debt or equity financing more difficult for the Company.

There is no assurance that we will be able to continue to maintain our compliance with the NYSE American continued listing requirements. The closing price of our Common Shares on June 17, 2024 as reported by the NYSE American was $0.96. The a company listed on NYSE American need to have $1.00 minimum share closing price for a period of 30 consecutive trading days in order to meet NYSE American listing standards. If we fail to do so, our securities would cease to be eligible for trading on the NYSE American and they would likely be traded on the over-the-counter markets. As a result, selling our securities could be more difficult because smaller quantities of shares or warrants would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers would bear certain regulatory burdens which may discourage broker-dealers from effecting transactions in the securities and further limit the liquidity of the securities. These factors could result in lower prices and larger spreads in the bid and ask prices for the securities. Such delisting from the NYSE American and continued or further declines in the share price of the securities could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If our Common Shares were to be delisted from the NYSE American, they may become subject to the SEC’s “penny stock” rules.

The closing price of our Common Shares on August 31, 2024 as reported by the NYSE American was $0.88. The a company listed on NYSE American need to have $1.00 minimum share closing price for a period of 30 consecutive trading days in order to meet NYSE American listing standards. Delisting from the NYSE American may cause the securities of the Company to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. One such exemption is to be registered on a national securities exchange, such as the NYSE American. Therefore, if the Common Shares were to be delisted from the NYSE American, the securities of the Company could become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell the Common Shares of the Company. Since the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

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Substantial future sales of Common Shares could cause the market price of our Common Shares to decline.

We are contractually obligated to prepare and file with the SEC multiple registration statements providing for the resale of the substantial majority of the outstanding Common Shares. Pursuant to the EPA, we may issue and sell up to $15 million of Common Shares to the Selling Shareholder. The price at which we may issue and sell shares will be 95% of the lowest daily volume weighted average price of the Company’s Common Shares on the NYSE American during the five (5) trading days immediately preceding the respective put notice date, in each case as reported by Quotestream or other reputable source designated by the Selling Shareholder (the “Market Price”). Assuming that (a) we issue and sell the full $15 million of Common Shares under the EPA to the Selling Shareholder, (b) no beneficial ownership limitations, and (c) purchase price for such sales is $1.00 or $3.00 per share, such additional issuances would represent in the aggregate approximately 15,000,000 or 5,000,000 additional Common Shares, respectively, or approximately 63% or 36% of the total number of Common Shares outstanding as of the date hereof, after giving effect to such issuance. If the beneficial ownership limitation is not waived, we may issue approximately 269,480 Common Shares, or approximately 19.99% of the total number of Common Shares outstanding as of the date hereof. Assuming a (i) Market Price of $ 0.92, (ii) no beneficial ownership limitations, and (iii) the receipt of stockholder approval to exceed the exchange cap, we may issue up to 13,169,492 Common Shares, which would reflect approximately 150% of the outstanding shares of our Common Shares as of the date hereof after giving effect to such issuances.

The Market Price of our Common Shares on August 31, 2024, was $0.88. Assuming this is the Market Price used as a basis for the calculations for the put notice under the EPA, the price per share for sales to the Selling Shareholder would be $0.84 (95% of the Market Price), and we would be able to sell 269,480 shares to the Selling Shareholder (with beneficial ownership limit), and receive gross proceeds of $226,363. Such number of shares would comprise approximately 19.99% of our issued and outstanding Common Shares, which would result in additional dilution of our shareholders.

Furthermore, while certain of the Selling Holders may experience a positive rate of return based on the current trading price of our Common Shares, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices paid by the public stockholders and the Selling Shareholder and the current trading price of our Common Shares. The Selling Shareholder will be able to sell all of their Common Shares for so long as the registration statement of which this prospectus forms a part is available for use.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the EPA, we will have discretion, subject to market demand, to vary the timing, prices and numbers of shares sold to Selling Shareholder. If and when we do elect to sell shares of our Common Shares to Selling Shareholder pursuant to the EPA, after Selling Shareholder has acquired such shares, Selling Shareholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from Selling Shareholder in this offering at different times will likely pay different prices for those shares and so may experience different levels of dilution, and in some cases substantial dilution, and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Selling Shareholder in this offering as a result of future sales made by us to Selling Shareholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to Selling Shareholder under the EPA, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Selling Shareholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

●	our ability to effectively operate our business segments;

●	our ability to manage our research, development, expansion, growth and operating expenses;

●	our ability to evaluate and measure our business, prospects and performance metrics;

●	our ability to compete, directly and indirectly, and succeed in a highly competitive and evolving industry;

●	our ability to respond and adapt to changes in technology and customer behavior;

●	our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

●	other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, (assuming no sale of any Pre-Funded Units, no exercise of the over-allotment option and no exercise of the Warrants issued in connection with the offering), based on an assumed public offering price of $[*] per share (the last reported sale price of the Common Stock on the NYSE American on [*], 2025), will be approximately $[*] million ($[*] if the over-allotment option is exercised in full), after deducting Placement Agent fees and other estimated offering expenses payable by us for this offering. We intend to use the net proceeds from the sale of our securities by us in this offering for general corporate purposes, including working capital and investments.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Shares are listed on the NYSE American under the symbol “PAPL.”

As of March 31, 2025, 9,692,019 Common Shares were issued and outstanding and were held by 97 shareholders of record.

We also have outstanding:

●	1,737,570 warrants outstanding

●	400,000 pre-funded warrants outstanding

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DIVIDEND POLICY

We have not, since the date of our incorporation, declared or paid any dividends or other distributions on our Common Shares, and do not currently have a policy with respect to the payment of dividends or other distributions. We do not currently pay dividends and do not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, as applicable and such other factors as its directors consider appropriate.

CAPITALIZATION

The following table sets forth our cash and consolidated capitalization as of November 30, 2024:

●	On an actual basis; and

●	on a as adjusted basis giving effect to the sale of [*] Units (assuming no sale of Pre-Funded Units, no exercise of the over-allotment option and no exercise of the Warrants issued in connection with this offering) by us in this public offering at an assumed public offering price of $[*] per Unit (the last reported sale price of our Common Shares on the NYSE American on [*], 2025), after deducting the Placement Agent fees and offering expenses paid by us.

The as adjusted amounts shown below are unaudited and represent management’s estimate. The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus supplement.

	As of November 30, 2024
	Actual	As Adjusted
Cash	$619,581	$
Shareholders’ equity (deficit):
Common Shares	$8,727,906	$
Additional paid-in capital	$3,519,725	$
Accumulated deficit	$(10,414,868)	$	)
Foreign exchange translation	$(680,861)	$	)
Total shareholders’ equity	$1,151,902	$
Total capitalization	$1,771,483	$

Except as otherwise indicated, this information assumes no exercise of any outstanding options or exercise of any outstanding warrants.

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DILUTION

If you invest in the Shares in this offering, you will experience dilution to the extent of the difference between the price per Share you pay in this offering and the net tangible book value per share of our common shares immediately after this offering. As of November 30, 2024, we had a net tangible book value of approximately $1.152 million or $0.1309 per common share, based upon 8,808,020 Common Shares outstanding on such date. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of common shares outstanding.

After giving effect to the the sale of [*] Units in this offering (assuming no sale of Pre-Funded Units, no exercise of the over-allotment option and no exercise of the Warrants issued in connection with this offering) at an assumed offering price of $[*] per Unit (the last reported sale price of our Common Stock on the NYSE American on [*], 2025) less estimated placement agent fees and offering expenses of approximately $[*] for net proceeds of approximately $[*], our as adjusted net tangible book value as of [*], 2025 would have been $[*] or approximately $[*] per Common Share. This represents an immediate increase in pro forma net tangible book value per share of $[*] to the existing stockholders and an immediate dilution in pro forma net tangible book value per share of $0.807 to new investors who purchase Units in the offering. The following table illustrates this per share dilution to new investors:

Offering price per common share				$	[*]
Net tangible book value per share as of November 30, 2024	$	[*]	)
Increase in net tangible book value per share attributable to this offering	$	[*]
As adjusted net tangible book value per share as of November 30, 2024, after giving effect to this offering				$	[*]
Dilution in as adjusted net tangible book value per share to investors participating in this offering				$	[*]

The number of shares of Common Stock expected to be outstanding after this offering is based on [*] shares outstanding as of [*], 2025.

Except as otherwise indicated, the information in this prospectus supplement assumes no exercise of any outstanding options or exercise of any outstanding warrants.

To the extent that options or warrants are exercised, you may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Executive Summary

We are a fintech company based in Ontario, Canada. Our tech-driven businesses are focused on mortgages and insurance. Our goal is to provide clients with an industry-leading experience through our trusted digital solutions that are simple and fast.

Recent Developments

Business Trends

Throughout 2022 and 2023, the Bank of Canada raised the prime rate multiple times to address inflationary pressures, which significantly increased mortgage interest rates. However, beginning in mid-2024, the Bank of Canada reduced the policy rate by 1.25%, aiming to stabilize the economy and improve affordability. Despite this, the elevated mortgage rates and ongoing economic uncertainty continued to suppress demand for mortgage originations in 2024. While the market shows early signs of recovery due to improved consumer confidence, the overall mortgage origination market remained contracted compared to pre-2022 levels.

Summary of the three months Ended November 30, 2024.

During the three-month period ending November 30, 2024, we generated $424.076 million in residential mortgage loans, an increase from $386.777 million in the previous three months ending November 30, 2023. This amount reflects an increase of $37.299 million, or 9.64%, compared to the same period ending November 30, 2023. Our net loss was $0.657 million for the three months ending November 30, 2024, compared to a loss of $0.898 million recorded in the corresponding period ending November 30, 2023.

Key Performance Indicators

As part of our business operations, we closely track several key performance indicators (KPIs) that help us measure our performance. For example, we can evaluate our ability to generate revenue by monitoring our loan production KPIs and comparing our performance to that of the mortgage origination market. Additionally, we use KPIs related to our technology setup and underwriting processes to assess our performance further.

	Three months period Ended November 30,
	2024	2023	2022
Mortgage volume	424,076,207	381,987,099	386,777,717
Gross billing	4,405,908	3,873,320	4,308,609
Commission expense	3,991,626	3,570,110	3,654,284
Net sales revenue	414,282	303,210	654,325
Underwriting revenue	27,343	42,106	49,813
Subscription revenue	182,180	183,245	187,886
Other income	142,269	70,758	-

Our revenue sources include lender commissions, underwriting revenue, membership fees from mortgage agents, and other income.

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Gross Billing Revenue:

Gross billing revenue refers to commissions collected from financial institutions with which the Company has contracts. The Company’s gross billing is based on a percentage of the mortgage amount funded between individuals referred by the Company and the financial institutions providing the mortgage. We serve as an agent in these transactions by offering a platform for other parties to deliver services to the end-user. For each contract with a customer, the Company identifies the contract, recognizes the performance obligations, determines the transaction price for each distinct performance obligation based on the relative stand-alone selling price of the goods or services to be delivered, and acknowledges revenue when each performance obligation is fulfilled in a manner that reflects the transfer of goods or services promised to the customer. The Company recognizes revenue when: there is a contract with a lender party and agent broker, the contract specifies the use of the platform service to finalize a mortgage deal, the mortgage deal is completed with the lending financial institution, and commissions are paid by the lending institution based on various criteria of the mortgage deal, including but not limited to interest rates available at that time, term, seasonality, collateral, income, purpose, and so forth. Revenue is measured at the fair value of the consideration received or receivable, representing amounts due for services provided in the normal course of business. Revenue is recognized at the end of the transaction upon the completion of all the actions listed above. A typical transaction incurs a commission fee payable to Pineapple Financial Inc.

Subscription Revenue:

Users can access and use our technology platform, MyPineapple, for a flat monthly service fee of $117. In exchange for this fee, MyPineapple users gain access to a network management system that enables them to perform back-office procedures more efficiently and effectively. This platform allows them to process the previously mentioned deal, prepare it, and complete the package for submission to the financial institution for funding. We have a robust user base that has experienced significant growth since our inception. Revenue is recognized at the beginning of the month when users are invoiced and pay the fee.

Underwriting Fee:

Users can optionally use our expert risk pre-assessment service, which assists them in pre-underwriting their loans before submission to a lender for approval and funding. This service significantly reduces the time for the lender partners’ assessment of the deal. For mortgages of $390,000 and less, we charge an underwriting fee of $273; for mortgages greater than $300,000, the Company charges an underwriting fee of $390. The Company has undertaken a special program to educate and inform users of this service in further detail. Approximately 40% of the deals originated by users are using this service. This program is intended to further increase the number of deals and improve the services offered.

Other Income:

Other income includes a technology setup fee and sponsorship fee.

Components of operating expenses

Our operating expenses, as presented in the statement of operations data, include salaries, commissions and team member benefits, general and administrative expenses, marketing and advertising expenses, and others.

Salaries and commissions and team member benefits

All payroll expenses include our team members’ salaries, commissions, and benefits.

Selling, general and administrative expenses

Selling, general and administrative expenses include software subscriptions, license fees, professional services, marketing expenses, and other operating expenses.

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Share-based compensation

Share-based compensation comprises equity awards and is measured and expensed accordingly under Accounting Standards Codification (“ASC”) 718 Compensation—Stock Compensation.

Comparison of the three months years ended November 30, 2024 and 2023

Period Ended	November 30, 2024 ($)	November 30, 2023 ($)	Increase/ (Decrease) ($)	Increase/ (Decrease) %
Gross Billing	4,791,402	4,560,981	230,421	5.05
Commission	4,025,328	3,991,626	33,702	0.84
Revenue	766,074	$569,355	196,719	34.55
Expenses
Selling, general and administrative	417,406	560,151	(142,745)	(25.48)
Advertising and Marketing	273,009	133,470	139,539	104.55
Salaries, wages and benefits	436,365	644,273	207,908	(32.27)
Interest expense and bank charges	174,505	21,407	153,098	715.18
Depreciation	185,523	137,427	48,096	35.00
Government Incentive	(27,219)	(51,047	23,828	(46.68)
Total expense	1,459,588	$1,445,681	13,908	0.96
Loss from operations	(693,513)	(876,326)	(182,811)	(20.86)
Foreign exchange gain (loss)	(5,089)	(10,691)	(5,602)	(52.40)
Gain(loss) on change in fair value of warrant liability	(31,532)	(10,740)	20,792	193.59
Loss before income taxes	(656,894)	$(897,757)	240,863	26.83
Loss after income taxes	(656,894)	(897,757)

Revenue

Gross billings increased from $4.560 million for the three-month period ending November 30, 2023, to $4.791 million for the three-month period ending November 30, 2024, reflecting a year-over-year rise of 5.05%. To address high inflation, the Bank of Canada raised its policy rate from 2.5% on September 1, 2022, to 5.0% by August 31, 2023. However, starting June 5, 2024, the Bank of Canada began to cut rates, decreasing the policy rate by 175 basis points to 3.25%. While this reduction may boost consumer confidence, the real estate market remains sluggish, resulting in fewer real estate transactions and a decline in mortgage activity.

Revenue for the three-month period ending November 30, 2024, increased to $766,074 from $569,355 in the three-month period ending November 30, 2023, representing a 34.55% growth quarter-over-quarter. This increase is primarily driven by the Company’s strategic focus on enhancing profit margins by onboarding high-margin agents. These agents contributed to a favorable shift in the revenue mix, resulting in improved profitability. Moreover, the Company’s efforts to optimize its software offerings have supported customer satisfaction and retention, allowing the business to grow steadily despite challenges in the broader mortgage origination market. This growth underscores the Company’s ability to prioritize high-margin opportunities while maintaining operational resilience.

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Cost of gross billing

The cost of revenue rose to $4.025 million for the three months ended November 30, 2024, compared to $3.992 million for the same period ended November 30, 2023. This increase corresponds with gross billing growth and reflects higher transaction volumes. Furthermore, the cost increase results from the company’s strategic emphasis on utilizing high-volume agents to drive business. These agents usually operate at lower margins but produce higher transaction volumes, leading to increased variable costs.

Selling, General and Administrative Expenses.

The breakdown of selling, general and administrative expenses are as follows:

	Three months period ended
Period Ended	November 30, 2024 ($)	November 30, 2023 ($)	Increase/ (Decrease) ($)	Increase/ (Decrease) %
Software subscription	219,908	180,920	39,988	21.55
Office and general	45,571	68,121	(22,550)	(33.10)
Professional fee	29,275	-	29,275	100.00
Dues and subscription	31,600	40,031	(8,431)	(21.06)
Rent	31,610	45,745	(14,135)	(30.90)
Consulting fee	9,679	166,313	(156,634)	(94.18)
Travel	20,589	39,177	(18,588)	(47.45)
Donations	652	476	176	36.97
Lease expense	1,045	16,104	(15,059)	(93.51)
Insurance	27,477	3,264)	24,213	741.82
	417,406	560,151	(142,745)	(25.48)

Selling, general, and administrative expenses decreased by $142,745 (25.48%), from $560,151 for the three months ending November 30, 2023, to $417,406 for the three months ending November 30, 2024. This reduction reflects the Company’s targeted efforts to control costs and optimize resource allocation in response to challenging economic conditions. By maintaining essential operational expenditures while streamlining non-critical spending, the Company demonstrates its commitment to financial discipline and efficiency, ensuring ongoing support for core business functions and strategic growth initiatives.

Software subscription expenses increased by $39,988 (21.55%), from $180,920 during the three months ended November 30, 2023, to $219,908 during the three months ended November 30, 2024. This increase was primarily driven by the Company’s ongoing efforts to enhance its proprietary software, which required the integration of third-party subscription tools to ensure compliance with industry standards and meet client expectations. These external subscriptions have played a pivotal role in supporting the development process. As the proprietary software nears completion, the reliance on third-party tools is expected to diminish, resulting in long-term cost optimization and increased operational efficiency.

Office and general expenses decreased by $22,550 (33.10%), from $68,121 during the three months ended November 30, 2023, to $45,571 during the three months ended November 30, 2024. This reduction reflects the Company’s proactive measures to streamline administrative expenses and mitigate the impact of inflationary pressures. These cost-control efforts have allowed the Company to maintain operational efficiency while optimizing resource allocation.

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Professional fees increased by $29,275 (100.00%), from $Nil during the three months ended November 30, 2023, to $29,275 during the three months ended November 30, 2024. This increase is primarily driven by post-IPO-related expenses following the Company’s listing on November 3, 2023. The rise in costs reflects higher legal, accounting, and advisory fees incurred to meet public company compliance requirements and support the Company’s ongoing regulatory and operational obligations.

Dues and subscriptions decreased by $8,431 (21.06%), from $40,031 during the three months ended November 30, 2023, to $31,600 during the three months ended November 30, 2024. This decline reflects the Company’s efforts to optimize membership costs and reduce non-essential subscription expenses, ensuring a more efficient allocation of resources.

Consulting fees saw a significant reduction of $156,634 (94.18%), decreasing from $166,313 during the three months ended November 30, 2023, to $9,679 during the three months ended November 30, 2024. This sharp decline is primarily a result of the completion of IPO-related projects in the prior year, which required considerable external consulting support. Additionally, the Company has strategically shifted toward relying on internal resources for post-IPO activities, aligning with its broader objective of streamlining recurring costs and enhancing long-term financial efficiency.

Travel expenses declined by $18,588 (47.45%), from $39,177 during the three months ended November 30, 2023, to $20,589 during the three months ended November 30, 2024. This decrease reflects the Company’s efforts to streamline travel-related activities, focusing on cost optimization and leveraging virtual meetings where possible to minimize expenses while maintaining operational effectiveness.

Summary of the Year Ended August 31, 2024.

During fiscal year ended August 31, 2024, we generated $ 1.529 billion in residential mortgage loans compared to $1.399 billion in the previous financial year, which ended on August 31, 2023. This amount represents an increase of $130.462 million or 9.33% compared to the same period that ended on August 31, 2023. Our net loss stood at $4.102 million for the year ended August 31, 2024, as compared to the $2.809 million recorded in the same period on August 31, 2023.

Key Performance Indicators

As part of our business operations, we closely track several key performance indicators (KPIs) that help us measure our performance. We can evaluate our ability to generate revenue by monitoring our loan production KPIs and comparing our performance to the mortgage origination market. Additionally, we use KPIs related to our technology setup and underwriting processes to assess our performance further.

	Year Ended August 31,
	2024	2023	2022
Mortgage volume	1,528,926,510	1,398,464,338	1,785,424,632
Gross billing	16,264,172	15,026,896	19,497,519
Commission expense	14,895,885	13,931,836	16,780,133
Net sales revenue	1,368,287	1,095,060	2,717,385
Underwriting revenue	153,757	148,080	266,731
Subscription revenue	738,697	736,708	616,734
Other income	428,246	522,416	266,731

Our sources of revenue include commissions from lenders, underwriting revenue, membership fees from mortgage agents, and other income.

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Gross Billing Revenue:

Gross billing revenue refer to commission collected from financial institutions with whom it has contracts in place. The Company’s gross billing is based on a percentage of mortgage amount funded between individual referred by the Company and financial institutions funding the mortgage. We are an agent in these deals as we provide the platform for other parties to provide services to the end-user. For each contract with a customer, the Company identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised. The Company recognizes revenue when: a contract exists with a lender party and an agent broker, the contract identifies the use of the platform service to close a mortgage deal, the mortgage deal has been closed with the lending financial institution, and commissions paid by the lending financial institution based on various criteria of the mortgage deal including but not limited to interest rates available at that time, term, seasonality, collateral, income, purpose, etc. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business. Revenue is recognized at the end of the deal upon completion of all the actions listed above. A typical transaction attracts a commission fee payable to Pineapple Financial Inc.

Subscription Revenue:

Users access and use our technology platform, MyPineapple, for a flat monthly service fee of $117 In exchange for this fee, users of MyPineapple have access to a network management system that allows them to perform back- office procedures more efficiently and effectively. This platform will enable them to process the deal described above prepare, and complete the package for submission to be funded by the financial institution. We have a strong user base, which has experienced significant growth since our inception. Revenue is recognized at the beginning of the month when a user is invoiced and pays the fee.

Underwriting Fee:

Users can optionally use our expert risk pre-assessment service, which assists them in pre-underwriting their loans before submission to a lender for approval and funding. This service significantly reduces the time for the lender partners’ assessment of the deal. For mortgages of $390,000 and less, we charge an underwriting fee of $273; for mortgages greater than $300,000, the Company charges an underwriting fee of $390. The Company has undertaken a special program to educate and inform users of this service in further detail. Approximately 40% of the deals originated by users are using this service. This program is intended to further increase the number of deals and improve the services offered.

Other Income:

Other income includes a technology setup fee and sponsorship fee.

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Components of operating expenses

Our operating expenses, as presented in the statement of operations data, include salaries, commissions and team member benefits, general and administrative expenses, marketing and advertising expenses, and others.

Salaries and commissions and team member benefits

All payroll expenses include our team members’ salaries, commissions, and benefits.

Selling, general and administrative expenses

Selling, general and administrative expenses include software subscriptions, license fees, professional services, marketing expenses, and other operating expenses.

Share-based compensation

Share-based compensation comprises equity awards and is measured and expensed accordingly under Accounting Standards Codification (“ASC”) 718 Compensation-Stock Compensation.

Comparison of the years ended August 31, 2024 and 2023

Year Ended	August 31, 2024 ($)	August 31, 2023 ($)	Increase/ (Decrease) ($)	Increase/ (Decrease) %
Revenue	2,688,987	2,502,264	186,723	7.46
Expenses
Selling, general and administrative	2,382,225	2,170,149	212,076	9.77
Advertising and Marketing	860,047	844,797	15,250	1.81
Salaries, wages and benefits	2,436,783	2,330,127	106,656	4.48
Interest expense and bank charges	93,472	56,316	37,156	65.98
Depreciation	838,843	441,159	397,684	90.15
Share-based compensation	-	33,091	(33,091)	(100.00)
Government Incentive	(97,646)	(591,480)	(493,834)	(83.49)
Total expense	6,513,724	5,284,159	1,229,562	23.27
Loss from operations	(3,824,737)	(2,781,895)	1,042,842	37.49
(Loss) Gain on extinguishment of liability	(156,339)	(27,143)	129,196	475.98
Foreign exchange gain (loss)	(38,836)		(38,836)	100.00)
Gain(loss) on change in fair value of warrant liability	63,769	-	63,769	100.00
Gain(loss) on change in fair value of conversion feature liability	76,543	-	76,543	100.00
Accretion expense	(223,059)	-	(223,059)	100.00
Loss before income taxes	(4,102,659)	(2,809,037)	(1,293,622)	46.05
Loss after income taxes	(4,102,659)	(2,809,037)	(1,293,622)	46.05

Revenue

Gross billings increased from $15.027 million for the fiscal year ending August 31, 2023, to $16.264 million for the fiscal year ending August 31, 2024, representing a year-over-year increase of 8.23%. To address high inflation, the Bank of Canada increased its policy rate from 2.5% on September 1, 2022, to 5.0% by August 31, 2023. However, beginning June 5, 2024, the Bank of Canada initiated rate reductions, decreasing the policy rate by 125 basis points to 3.75%. While this reduction has the potential to bolster consumer confidence, the real estate market remains subdued, contributing to decreased real estate transactions and a corresponding decline in mortgage activity.

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Revenue for the year ended August 31, 2024, increased to $2,688,988 from $2,502,264 in the year ended August 31, 2023, representing a 7.46% year-over-year growth. This increase is primarily attributed to the Company’s efforts in enhancing its software offerings, which improved customer retention and attracted new agents. Additionally, strategic investments in marketing and operational efficiency during a challenging economic environment contributed to this positive performance despite the broader contraction in the mortgage origination market. This growth reflects the resilience of the Company’s business model and its ability to adapt to fluctuating market conditions.

Cost of gross billing

During the fiscal year ended August 31, 2024, the cost of revenue increased to $14.895 million, compared to $13.932 million in the prior fiscal year ended August 31, 2023. This increase aligns with the growth in gross billing and reflects higher transaction volumes. Additionally, the cost increase is attributed to the company’s strategic focus on leveraging high-volume agents to drive business, who typically operate at lower margins but generate higher transaction volumes, resulting in increased variable costs.

Selling, General and Administrative Expenses.

The breakdown of selling, general and administrative expenses are as follows:

Year Ended	August 31, 2024 ($)	August 31, 2023 ($)	Increase/ (Decrease) ($)	Increase/ (Decrease) %
Software subscription	898,870	816,913	81,957	10.03
Office and general	199,756	187,818	11,938	6.36
Professional fee	414,482	661,265	(201,783)	(30.52)
Dues and subscription	269,106	58,366	210,740	361.07
Rent	207,560	165,750	41,810	25.22
Consulting fee	62,598	210,063	(147,465)	(70.20)
Travel	160,643	97,372	63,271	64.98
Donations	7,449	46,002	(38,553)	(83.81)
Lease expense	71,148	7,534	63,614	844.36
Insurance	90,613	(80,934)	171,547	(211.96)
	2,382,225	2,170,149	212,076	9.77

Selling, general, and administrative expenses increased by $212,076, or 9.77%, from $2,170,149 during the fiscal year ended August 31, 2023, to $2,382,225 during the fiscal year ended August 31, 2024. This increase reflects the company’s disciplined approach to maintaining essential expenses amidst a depressed economic environment. Adjusting for inflation, expenses effectively decreased in real terms, demonstrating the company’s commitment to cost efficiency and prudent financial management while ensuring sustained support for core operations and strategic initiatives.

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Software subscription expenses increased by $81,957, or 10.03%, from $816,913 for the year ended August 31, 2023, to $898,870 for the year ended August 31, 2024. This increase is primarily attributable to the continued development and enhancement of our proprietary software, which necessitated the use of complementary third-party subscription tools. These tools have been critical in ensuring the software meets industry standards and client expectations. Once our proprietary software is fully developed, reliance on external subscriptions is expected to decrease significantly, leading to long-term cost savings and improved operational efficiency.

Office and general expenses increased by $11,938 or 6.36%, from $187,818 for the fiscal year ended August 31, 2023, to $199,756 for the fiscal year ended August 31, 2024. This increase reflects the cost increase due to inflation.

Professional fees decreased by $201,783, or 30.52%, from $661,265 for the fiscal year ended August 31, 2023, to $414,482 for the fiscal year ended August 31, 2024. This significant decrease is primarily attributable to the completion of IPO-related activities on November 3, 2023, which resulted in a reduction in legal, accounting, and advisory expenses. During the prior year, the company incurred substantial costs to achieve the IPO milestone. The decrease also reflects the transition to a steady-state operating environment post-IPO, with reduced reliance on external consultants and professional services.

Dues and subscriptions increased significantly from $58,366 during the year ended August 31, 2023, to $269,106 for the year ended August 31, 2024, representing a 361.07% increase. This substantial rise is primarily attributable to additional regulatory and listing fees incurred following the Company’s IPO, including NYSE subscription fees and other compliance-related charges. These fees are essential to maintaining our public listing and ensuring compliance with the regulatory requirements of a publicly traded company.

Consulting fees decreased significantly by $147,465, or 70.20%, from $210,063 for the fiscal year ended August 31, 2023, to $62,598 for the fiscal year ended August 31, 2024. This decline is primarily attributed to the completion of IPO-related activities, which required substantial consulting support in the prior year. The decrease also reflects the company’s strategic shift toward utilizing in-house resources for post-IPO operations and a focus on optimizing recurring expenses to align with the company’s long-term cost management initiatives.

Travel expenses increased by $63,271, or 64.98%, from $97,372 for the fiscal year ended August 31, 2023, to $160,643 for the fiscal year ended August 31, 2024. This increase reflects higher management travel to attend investor conferences and engage with stakeholders to present the company’s vision and growth strategy, a critical activity following the IPO. Additionally, the company prioritized in-person meetings with institutional investors and partners to strengthen relationships, which are expected to drive long-term value creation.

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Expenses

Year Ended	August 31, 2024 ($)	August 31, 2023 ($)	Increase/ (Decrease) ($)	Increase/ (Decrease) %
Advertising and marketing	860,047	844,797	15,250	1.81
Salaries, wages and benefits	2,436,783	2,330,127	106,656	4.58
Interest expense and bank charges	93,472	56,316	37,156	65.98
Depreciation	838,843	441,159	397,684	90.15
Share based compensation	-	33,091	(33,091)	(100.00)
Government incentive	(97,646)	(591,480)	(493,834)	(83.49)

Advertising, marketing, and promotions expenses increased by $15,250, or 1.81%, from $844,797 for the year ended August 31, 2023, to $860,047 for the year ended August 31, 2024. This increase reflects the company’s strategic efforts to retain agents and sustain sales revenue amidst challenging economic and real estate market conditions. Additional investments were made to enhance brand visibility and strengthen relationships with key stakeholders to maintain market share during this period of economic uncertainty. These initiatives are expected to position the company for growth as market conditions improve.

Salaries, wages, and benefits increase by $106,656, or 4.58%, from $2,330,127 for the fiscal year ended August 31, 2023, to $2,436,783 for the fiscal year ended August 31, 2024. This nominal increase reflects the company’s efforts to align compensation with inflation while maintaining a disciplined approach to expense management. The nominal increase also supports retaining key talent and ensuring competitive employee benefits during a challenging economic environment, which is essential for sustaining business continuity and future growth.

Depreciation and Amortization

Pineapple Financial continues to actively invest in the development of its proprietary software to enhance functionality and meet market demands. During the fiscal year ended August 31, 2024, $1.112 million was capitalized as intangible assets, primarily representing salaries, wages, and benefits of staff directly involved in the development process. This strategic investment underscores the Company’s commitment to innovation and long-term growth. The increase in intangible assets has contributed to higher amortization expenses during the year, reflecting the progressive utilization of these investments in delivering value to our operations and clients.

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Government based incentive

During the fiscal year ended August 31, 2023, the Company successfully claimed and received Scientific Research and Experimental Development (SR&ED) tax credits from the CRA for the fiscal years ended August 31, 2022, and August 31, 2021. These claims provided a valuable source of non-dilutive funding to support the Company’s innovation initiatives. However, following the completion of our IPO on November 3, 2023, the Company no longer qualifies for SR&ED tax credits under CRA regulations, resulting in a decrease in credit recognition for the fiscal year ended August 31, 2024. This change reflects the Company’s transition to a publicly traded status, and we are actively exploring alternative funding opportunities to support ongoing research and development efforts.

Liquidity and Capital Resources

Our primary liquidity needs encompass working capital and capital expenditures, specifically those associated with technological enhancements, investments in skilled personnel, and marketing services. These three categories have constituted a significant portion of our liquidity and capital resource demands throughout the year. We primarily utilize cash on hand and cash flows generated from our operations to meet these requirements.

The following table summarizes our cash flows from operating, investing and financing activities:

Year Ended	August 31, 2024 ($)	August 31, 2023 ($)	Increase/ (Decrease) ($)
Cash (used) provided in operating activities	(1,708,261)	(2,116,105)	407,843
Cash (used) provided by financing activities	2,912,627	349,008	2,563,619
Cash (used) provided in investing activities	(1,117,390)	(1,362,298)	244,908
Cash at the end of the period	580,356	720,365	(140,009)

Net cash flow from (used in) operating activities

	Year Ended
Description	August 31, 2024 ($)	August 31, 2023 ($)
Operating activities
Net loss	(4,102,659)	(2,809,037)
Adjustments for the following non-cash items:
Depreciation of property and equipment	87,803	67,674
Amortization of intangible assets	616,532	265,150
Depreciation on right of use asset	134,508	108,335
Interest expense on lease liability	62,604	56,316
Share-based compensation	-	33,091
Write-down of investment	-	27,143
Change in fair value of warrant liabilities	63,769	-
Accretion expense	223,059	-
Loss on extinguishment of liability	156,339
Foreign exchange gain (loss)	38,836	-
Chang in fair value of conversion feature liability	(76,543)	-
Net changes in non-cash working capital balances:
Trade and other receivables	603,764	(26,242)
Prepaid expenses and deposits	60,239	265,545
Accounts payable and accrued liabilities	519,943	(174,795)
Income taxes receivable	-	70,715
Deferred Government Grant	(208,376)	-
Deferred revenue	111,921	-
	(1,708,261)	(2,116,105)

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Our primary source of cash flow comes from our core business operations.

During the year ended August 31, 2024, the Company’s net cash used in operating activities decreased to $1,708,261 from $2,116,105 in the previous year ended August 31, 2023. This decrease of outflow of cash was primarily due to lower cash expenses as compared to the previous year.

Net cash flow from (used in) financing activities

During the fiscal year ended August 31, 2024, the Company successfully closed its Initial Public Offering (IPO) on November 3, 2023, generating net proceeds of $2,751,937. These funds have strengthened the Company’s financial position and provided critical capital to support strategic initiatives, including investments in proprietary software development, expansion of operational capabilities, and enhancing shareholder value. The successful IPO marks a significant milestone in the Company’s growth journey, enabling access to broader capital markets and positioning the business for future opportunities. In addition, company issued share capital through conversion note and equity purchase agreement with Brownstone.

Net cash flow from (used in) investing activities

During the fiscal year ended August 31, 2024, the Company invested $1,112,399 in developing proprietary software designed to streamline and enhance the accuracy of mortgage application processes for field agents. This investment reflects the Company’s commitment to leveraging technology to improve operational efficiency and provide a competitive edge in the mortgage industry. The enhanced software is expected to not only attract new mortgage agents but also improve agent retention by offering a comprehensive and user-friendly solution, positioning the Company for sustainable growth in a competitive market.

As of August 31, 2024, the Company’s cash balance was $580,356, a decrease from $720,365 on August 31, 2023.

The Company’s capital structure consists of contributed common shares, accumulated deficit, additional paid-in capital, and other comprehensive losses. Its primary sources of liquidity are cash generated through operations and capital raised from investors through the issuance of common shares. The Company remains committed to meeting all financial and operational obligations as they come due, maintaining a disciplined approach to liquidity management.

Future capital requirements will depend on several factors, including planned investments in technology, market expansion initiatives, and overall growth trajectory. While the Company continues to actively manage controllable factors, external variables such as interest rates and real estate market conditions remain potential challenges. By aligning its financial strategies with operational priorities, the Company is well-positioned to navigate these uncertainties and achieve sustainable long-term growth.

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The following table presents our liquidity:

Year Ended	August 31, 2024 ($)	August 31, 2023 ($)
Cash	580,356	720,365
Trade and other receivables	155,224	758,988
Prepaid expenses and deposit	157,910	218,150
	893,490	1,697,503

As of August 31, 2024, Pineapple Financial maintained a liquidity position with $580,356 in cash and along with trade and other receivables, prepaid expenses, and deposits, demonstrating the Company’s ability to meet its short-term obligations. However, cash decreased by $140,009 compared to August 31, 2023. This decrease was primarily driven by strategic investments in the expansion of operations and technology development to strengthen the Company’s competitive position.

Additionally, broader macroeconomic challenges, including a depressed Canadian real estate market and economic headwinds, have impacted liquidity during the year. Despite these challenges, Pineapple Financial remains focused on prudent financial management, ensuring that resources are allocated efficiently to support growth while maintaining sufficient liquidity to meet ongoing obligations.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of the financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of Revenue and expenses during the reported period. Per U.S. GAAP, we base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions. While our significant accounting policies are more fully described in Note 2 in the “Notes to Financial Statements,” we believe the following accounting policies are critical to making effective judgments and estimates in preparing our financial statements.

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Revenue Recognition

The Company has adopted ASC 606, Revenue from Contracts with Customers, which provides a single comprehensive model for revenue recognition. The core principle of the standard is that Revenue should be recognized when goods or services are transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduced a new contract- based revenue recognition model with a measurement approach that is based on an allocation of the transaction price. It establishes a five-step model to account for Revenue arising from contracts with customers. Under this standard, Revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with customers. Additionally, the standard specifies the accounting for incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

When the Company transfers goods or services to a customer, Revenue is recognized at an amount that reflects the consideration expected to be received.

The Company operates an online platform powered by Salesforce, that enables brokers and agents to efficiently close deals.

The Company’s subsidiary, Pineapple Insurance Inc., generates Revenue by charging premiums for insurance policies and services. Pineapple Insurance is affiliated with a major insurance company, from which it earns commissions for providing services, primarily mortgage insurance. Mortgage insurance is a requirement for each mortgage. Pineapple Insurance acts as the agent that supplies insurance services to the consumer and is paid a commission from the premiums collected by the insurance company whose products and services it provides to the end consumer. Additionally, Pineapple Insurance has adopted ASC 606.

Basis of presentation, functional and presentation currency

The Company’s headquarters is in Ontario, Canada, and the functional currency is in Canadian Dollars (CAD) with the presentation currency being US Dollars (USD). The Company’s subsidiaries have a functional currency of CAD and presentation currency of USD which have been applied consistently.

There will be a foreign currency translation undertaken to report under US GAAP which will be the basis of presentation.

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Lease Accounting

The relevant criteria applicable is ASC 842. We assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of- use assets representing the right to use the underlying assets. At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating the lease, if the lease term reflects us exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Investments

We invested in a commercial mortgage firm, MCommercial, based in Montreal and Toronto, Canada representing 5% of the total issued and outstanding shares. This strategic partnership allows Pineapple residential mortgage agents to have access to a leading commercial mortgage firm and experts, which will expand their product offerings, service levels and corporate Revenue through increased transactions.

The Company entered into a share purchase agreement with 9142-2964 Quebec Inc. pursuant to which the Company acquired five Class A Shares of 7326904 Canada Inc. (dba as Mortgage Alliance Corporation) (“Alliance”), representing 5% of the total issued and outstanding shares of Alliance. Alliance is a mortgage brokerage firm based in Ontario, Canada with locations in Calgary, Vancouver and Halifax.

The total amount of both investments was recorded at fair value, and any impairment loss is recognized in profit and loss account.

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Share Based Compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee, non-employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, non- employee, and director services received in exchange for an award based on the grant-date fair value of the award.

The Company has a share option plan (the “Plan”) to attract, retain and motivate qualified directors, officers, employees, and consultants whose present and future contributions are important to the success of the Company by offering them an opportunity to participate in the Company’s future performance through the award of share options.

Each share option converts into one common share of Pineapple Financial Inc. on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

In 2017, the Plan was amended such that the total number of common shares reserved and available for grant and issuance pursuant to the Plan is to equal 10% of the issued and outstanding common shares of the Company.

Options granted on June 14, 2021, vest over a 2-year period whereby 25% of the options granted vested on the date of grant, and the remaining unvested options vest in equal instalments every 6-months thereafter. The fair value of stock options granted was $1,317,155. These options were fully vested in year ended August 31, 2023.

On July 6, 2023, we completed a 1-for-3.9 reverse stock split, or the Reverse Split, effective immediately. Consequently, all the share numbers, shares prices, and exercise prices have been retroactively adjusted in these condensed interim consolidated financial statements for all periods presented.

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Controls and Procedures

While the Company is not currently required to maintain an effective internal controls system, we recognize the importance of strong internal controls and have proactively initiated steps to establish and enhance our control environment. These measures include:

●	Employing skilled staff in financial, accounting, and external reporting roles, focusing on segregation of duties.

●	Conducting regular reconciliations to ensure accurate recording, correct classification, and balanced books.

●	Ensuring timely and accurate recording of expenses, liabilities, and other accounting entries in accordance with the matching principle.

●	Maintaining a detailed fixed assets register to track users, departments, and assets.

●	Requiring internal review and approval of accounting transactions by at least two independent personnel.

●	Documenting processes, assumptions, and conclusions related to significant estimates.

●	Establishing comprehensive documentation of accounting policies and procedures.

As of August 31, 2024, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment, management concluded that our disclosure controls and procedures were effective as of August 31, 2024.

Improvements made during the year include implementing independent reviews, approval processes for transactions and reconciliations, and hiring additional personnel to strengthen our control environment. Plans are underway to further enhance controls by segregating duties and improving processes, ensuring robust and effective internal controls that support the integrity of our financial reporting.

Financial Instruments

As on August 31, 2024, the Company’s financial instruments consist of cash, trade and other receivables, investments, accounts payable and accrued liabilities.

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As per ASC 820, Fair value measurement establishes a fair value hierarchy based on the level of independence, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorizing within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

i) Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

ii) Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

iii) Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table provides the fair values of the financial assets in the Company’s consolidated statements of financial position, categorized by hierarchical levels and their related classifications.

As of August 31, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash	580,356			580,356
Investment			10,042	10,042

Risks and Uncertainties

The Company’s business is subject to numerous risks and uncertainties, including those described elsewhere in this MD&A, as well as general economic and market risks. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking information relating to the Company.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As part of our regular business operations, we face various risks that can impact our profitability and operations. These risks can be broadly categorized as interest rate risk, credit risk, counterparty risk, and risks associated with the pandemics like COVID-19.

Interest rate risk

We do not face interest rate risk as we do not have any variable-rate loans or borrowings.

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Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations. The Corporation’s credit risk is mainly attributable to its cash and trade and other receivables.

The Corporation has determined that its exposure to credit risk on its cash is minimal as the Corporation’s cash is held with financial institutions in Canada.

Our primary source of credit risk relates to the possibility of Core Business Operation’s brokerages or other customers not paying receivables. Core Business Operations manages its credit risk by performing credit risk evaluations on its brokerages and agents and monitoring overdue trade and other receivables. As of August 31, 2024, $37,800 of our trade receivables are greater than 90 days outstanding, as compared to $2,572 for August 31, 2023. A decline in economic conditions or other adverse conditions experienced by brokerage and agents could impact the collectability of the Corporation’s accounts receivable.

Our maximum exposure to credit risk approximates the carrying value of the assets on the Corporation’s consolidated statements of financial position.

Year Ended	August 31, 2024 ($)	August 31, 2023 ($)
Cash	580,356	720,365
Trade and other receivables	155,224	758,988
Prepaid expenses and deposit	157,910	218,150
	893,490	1,697,503

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, by continuously monitoring actual and forecasted cash flows. As of August 31, 2024, the Company’s contractual cash flow obligations and their maturities are as follows:

	Cash flow under contract ($)	Within 1 year	Greater than 1 year ($)
Accounts payable and accrued liabilities	1,125,477	1,125,477	-
Lease obligations	977,107	161,508	815,599

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BUSINESS

Overview

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers, key employees and directors.

Name	Age	Position(s)	Date Appointed
Shubha Dasgupta	44	Chief Executive Officer and Director	October 16, 2015
Sarfraz Habib	53	Chief Financial Officer	April 10, 2023
Kendall Marin	48	President, COO, and Director	October 16, 2015
Drew Green	49	Chairman of the Board	May 6, 2019
Paul Baron	61	Director	August 19, 2016
Tasis Giannoukakis	61	Director	August 19, 2016

Shubha Dasgupta, Chief Executive Officer and Director

Since entering the mortgage industry in 2008, Shubha has been focused on positively disrupting the sector by leveraging technology and putting people at the heart of the business. Shubha’s unique vision and expertise have allowed him to build and grow the Company (formerly CLC Network), which now has over 500 brokers in its network. Under his leadership, the company has built a world-class proprietary data-driven Client Relationship Management (CRM) Platform, which is the first full-circle mortgage process for agents, offering a more personalized experience for clients. Shubha’s deep understanding of business and industry trends, coupled with the ability to drive best-in-class customer experience and profitability have enabled him to infuse vision and purpose in his professional endeavors throughout his career. An award-winning executive and seasoned industry expert, Shubha was recognized among the “2020 Mortgage Global 100” top executives who are inciting positive change and growth within the field. Since 2018, he has also been featured for four consecutive years in the annual Canadian Mortgage Professional’s Hot List which highlights the industry’s top leaders. In 2021, he was appointed President of the Canadian Mortgage Brokers Association (CMBA) Ontario Board of Directors, after serving a second year on the Board of Directors. An active member in the Toronto community, Shubha is a philanthropic leader for various non-profit organizations. Since 2010, he has been a devoted advocate in the fight against cancer. Prior to joining the mortgage industry, he headed a group of volunteers for the Canadian Cancer Society for eight years. In 2017, he also co-founded CMI Cancer Fighters, a group of Canadian mortgage industry professionals dedicated to the fight against cancer on which he currently chairs.

Mr. Dasgupta has been the Chief Executive Officer and a director of the Company since October 16, 2015 and before that was a Mortgage Broker at Bedrock Financial Group between August 2008 and October 2016.

Sarfraz Habib, Chief Financial Officer

Sarfraz Habib is a finance executive with over 25 years of expertise in finance and accounting. As the current CFO of Pineapple, Sarfraz oversees the company’s financial operations and strategy. He is an experienced professional in the finance and accounting arena, with a notable background working for several large publicly listed organizations. He has extensive knowledge of financial planning and analysis, budgeting, forecasting, and financial reporting. Sarfraz holds Chartered Accountant qualifications. Sarfraz’s experience includes serving as Controller and a board member of Keystroke Group Inc., where he streamlined the company’s accounting and finance processes and was twice awarded the Employee of the Year honors. In his current role at Pineapple, Sarfraz oversees all financial operations, including accounting, financial planning, and analysis.

Mr. Habib has been the Chief Financial Officer of the Company since April 10, 2023.

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Kendall Marin, President, Chief Operating Officer and Director

Mr. Marin has been the President and Chief Operating Officer and a director of the Company since October 16, 2015. Before that, Kendall was a Mortgage Broker for InTrend Mortgage Inc. between January 2012 and October 2015 and prior to that was a franchise owner at Property Guys between May 2010 and January 2013.

Kendall has been leading the growth of the company with regard to fine-tuning of business processes to ensure maximum productivity. His proven expertise, focus on excellence and dedication have enabled him to build and expand the Company’s network, as well as the company’s proprietary data-driven Client Relationship Management (CRM) platform.

Kendall has had a career both in the corporate world and as a seasoned entrepreneur. At the age of 16, he created his own entertainment and promotion company, which was highly successful in Toronto throughout the 2000s. Later on, when Kendall was ready to take on his next challenge, he joined Canada’s top telecom company Bell, where he became the youngest Associate Director. In 2012, he made his debut in the mortgage industry where he has applied his leadership, organizational and management skills to a new industry.

Since 2018, he has been featured for three consecutive years in the annual Canadian Mortgage Professional’s Hot List which recognizes the industry’s top leaders.

Drew Green, Chairman of the Board

Drew Green is President and Chief Executive Officer of INDOCHINO, growing the brand by over 600% between 2015- 2022, delivering nine figures in revenue in 2018, currently with 86 showrooms across North America and operations globally. Mr. Green has been recognized as Entrepreneur of the Year by Ernst & Young, US Retailer of the Year, Innovator of the Year, along with other awards during his career. At INDOCHINO, Mr. Green has established strategic capital from Madrona Venture Partners, Highland Consumer, Dayang Group, Mitsui & Co. (TSE: 8031) and Postmedia Network, (TSX: PNC.B) along with partnerships with the New York Yankees, Boston Red Sox, Nordstrom, and hundreds of National Basketball Association (NBA), Major League Baseball (MLB), National Football League (NFL), and National Hockey League (NHL) teams, athletes and celebrities.

In addition, Mr. Green is a Founder and Chairman of the Board of Directors of EMERGE Commerce Ltd. (TSXV: ECOM), a diversified, acquirer and operator of Direct to Consumer (DTC) e-commerce brands across North America. He also serves as Chairman of Real Luck Group Ltd. (TSXV: LUCK), a company that offers legal, real-money betting, live streams, and statistics on all major e-sports and sports on desktop and mobile devices and Chairman American Aires Inc. (CSE: WIFI) a Canadian-based nanotechnology company which has developed proprietary silicon-based microprocessors that reduce the harmful effects of electromagnetic radiation (EMR) along with being Chairman of Gravitas III (TSXV:TRIG.P). Through his family office DREWGREEN.CA INC., Mr. Green has become a mentor to dozens of Canadian entrepreneurs, becoming a founder, chairman, and/ or a shareholder in dozens of private and public companies that drive innovation and growth, including Riverdale Rentals, Pineapple Financial, Apollo Insurance, Parvis Invest (TSXV: PVIS), OR Collective, Yourika, Cloudrep AI and Between Co., a company founded by York University alumni.

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Drew served as a Director at The Scarborough Hospital Foundation for many years, and has established the Drew Green Thunderbird Award at the University of British Columbia and The Drew Green Lions Award at York University, providing student-athletes at both institutions with scholarships. He currently is a director on York University’s Alumni Board, Canada’s fourth-largest university, with approximately 55,700 students, 7,000 faculty and staff, and over 325,000 alumni worldwide.

Paul Baron, Director

Paul is a veteran Real Estate Executive with over 30 years of experience working with both residential and commercial properties. In his first year as a Sales Representative for Family Trust Realty, he sold 37 homes, quickly demonstrating both his sales smarts and entrepreneurial drive. He has held various positions with increasing responsibility and is currently the owner of Century 21 Leading Edge Realty, a real estate brokerage with nine offices, six satellite offices, and over 800 agents and employees. He is currently serving as the Central Brokerage Director on the Toronto Real Estate Board’s (TREB) Board of Directors.

Mr. Baron has been a Director of the Company since August 19, 2016. Prior to his position with the Company, Mr. Baron was the President of Century 21 Leading Edge Reality Inc. since November 1994.

Tasis Giannoukakis, Director

Tasis is an owner, broker, and manager of Century 21 Leading Edge Realty, a real estate brokerage with nine offices, six satellite offices, and over 800 agents and employees. In 2019, his team had more sales than any other Century 21 franchise in Canada and broke into the company’s worldwide top five. He has been with Century 21 Leading Edge Realty for over 20 years, and the firm continues its expansion through acquisitions of other firms to further solidify their position in the Canadian Real Estate market.

Mr. Giannoukakis has been a Director of the Company since August 19, 2016. Prior to such, he was a Broker/Owner of Century 21 Leading Edge Reality Inc. since August 2004.

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Directorships

Some of the directors of the Company serve on the boards of directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions. The following table lists the directors of the Company who serve on boards of directors of other reporting issuers (or the equivalent) and the identities of such reporting issuers (or the equivalent).

Name of Director	Reporting Issuers (or the Equivalent)
Drew Green	EMERGE Commerce Ltd. American Aires Inc. Real Luck Group Ltd. Parvis Invest Inc. Gravitas III Capital Corp.

The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on the Board or create any potential for conflicts of interest. However, certain of the Company’s directors are, or may become, directors, officers or shareholders of other companies with businesses which may conflict with the Company’s business.

Orientation and Continuing Education

The Company has not yet established a formal orientation or education procedure for newly incoming directors. Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. Board members have full access to the Company’s records.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Director Assessment

The Board is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director is required to provide his assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, annually. Such evaluations take into account the competencies and skills each director is expected to bring to his particular role on the Board or on a committee, as well as any other relevant factors.

Arrangements between Officers and Directors

Except as set forth herein, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which the officer or director was selected to serve as an officer or director.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Board Committees

Our Board directs the management of our business and affairs and conducts its business through meetings of the Board and its standing committees. As of the date hereof, the Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

The Company has formed an Audit Committee comprised of Paul Baron, Drew Green (Chair) and Tasis Giannoukakis. Our Board has affirmatively determined that each meets the definition of “independent director” under the listing rules of the NYSE American, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee can read and understand fundamental financial statements in accordance with the SEC and the NYSE American audit committee requirements. In arriving at this determination, the Board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

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The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities set forth in the Audit Committee’s charter include the following: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iii) reviewing with management and the Company’s external auditors the integrity of the internal controls over financial reporting and disclosure; (iv) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (v) maintaining, reviewing and updating the Company’s whistleblowing procedures.

Relevant Education and Experience

Each proposed member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

For a summary of the experience and education of the Audit Committee members see “Directors and Executive Officers”.

Audit Committee Oversight

At no time since the commencement of the Company’s financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

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Compensation Committee

The Company has formed a Compensation Committee comprised of Drew Green, Paul Baron and Tasis Giannoukakis. Our Board has affirmatively determined that each satisfy the “independence” requirements defined under the applicable listing standards of the NYSE American, including the standards specific to members of a compensation committee and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans

Nominating and Corporate Governance Committee

The Company has formed a Nominating and Corporate Governance Committee comprised of three directors, Drew Green, Paul Baron and Tasis Giannoukakis, that satisfy the “independence” requirements for independence under the NYSE American listing standards and SEC rules and regulations. The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. The Nominating and Corporate Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others.

Code of Business Code and Ethics Conduct

Our Board has adopted a written Code of Ethics and Business Conduct which emphasizes the importance of matters relating to honest and ethical conduct, conflicts of interest, confidentiality of corporate information, protection and proper use of corporate assets and opportunities, compliance with applicable laws, rules and regulations and the reporting of any illegal or unethical behavior. A copy of the code posted on our website, gopineapple.com. In addition, we intend to post on our website all disclosures that are required by law or rules concerning any amendments to, or waivers from, any provision of the code.

Changes in Nominating Procedures

None.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of copies of such forms filed on Forms 3, 4 and 5, and amendments thereto furnished to us, we believe that as of the date of this Report, our executive officers, directors and greater than 10 percent beneficial owners have complied on a timely basis with all Section 16(a) filing requirements.

Clawback Policy

Board adopted the Clawback Policy (the “Clawback Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A copy of the Clawback Policy has been filed herewith, as exhibit 99.1.

Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy has been filed herewith, as exhibit 99.2.

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EXECUTIVE COMPENSATION

The following table sets out the compensation paid or payable to the Named Executive Officers (“NEO”) of the Company during the last two fiscal years:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Shubha Dasgupta,	2024	177,816	-	-	-	-	-	10,669	188,485
Chief Executive Officer	2023	188,256	-	-	-	-	-	11,357	199,613
Rupen Shah (1),	2024	-	-	-	-	-	-	-	-
Chief Financial Officer	2023	77,389	-	-	-	-	-	1,508	78,897
Christa Mitchell,	2024	177,816	-	-	-	-	-	10,669	188,485
Chief Strategy Officer	2023	188,256	-	-	-	-	-	11,357	199,613
Kendall Marin,	2024	177,816	-	-	-	-	-	10,669	188,485
President and Chief Operating Officer	2023	188,256	-	-	-	-	-	11,357	199,613
Sarfraz Habib Chief Financial Officer	2024	133,362	-	-	-	-	-	-	$133,362
	2023	50,125	-	-	-	-	-	-	$50,125

(1)	Mr. Shah resigned as CFO of the Company in January 2023.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards for each of the NEOs and directors as of the end of the fiscal year ended August 31, 2024.

	Option Awards			Stock Awards
Name and Principal Position	Number of Securities. Underlying Unexercised Options (#) Exercisable	Weighted Average Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested
Shubha Dasgupta,	126,652	$3.60	June 14, 2026	N/A	N/A
Chief Executive Officer and Director

Tasis Giannoukakis,	10,214	$3.60	June 14, 2026	N/A	N/A
Director

Drew Green,	102,138	$3.60	June 14, 2026	N/A	N/A
Chairman of the Board

Kendall Marin,	126,652	$3.60	June 14, 2026	N/A	N/A
President, Chief Operating Officer, and Director

Paul Baron,	10,214	$3.60	June 14, 2026	N/A	N/A
Director

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Compensation Governance

The Company has not been a reporting issuer during any financial period to date. The significant elements of future compensation to be awarded or paid to the Company’s directors and/or executive officers, including NEOs, once the Company becomes a reporting issuer is expected to consist primarily of management fees, stock options and cash bonuses. The amount to be paid for each element of compensation will not be based on any formula or specific objective criteria but is expected to be the result of a subjective determination of the Board in consideration of a number of factors, including, but not limited to: the overall financial and operating performance of the Company, each NEO’s individual performance and contribution towards meeting corporate objectives, each NEO’s level of responsibility, each NEO’s length of service, industry comparable and the Company’s ability to pay compensation. Payments may be made from time to time to executive officers, including Named Executive Officers, or companies they control for the provision of consulting or management services. Such services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers. Following the date of Listing, the Company expects to pay fees for management services pursuant to the terms of the agreement summarized under “Employment, Consulting and Management Agreements” below. Other than the Stock Option Plan, the Company has not established any other long-term incentive plan. Other than 565,689 Options under the Stock Option Plan, the Company has no stock options or other incentive securities outstanding; however, the Company may issue more stock options pursuant to its Stock Option Plan. See “Stock Option Plan” below and “Options to Purchase Securities”. In addition, it is anticipated that the Board may award bonuses, in its sole discretion, to executive officers, including NEOs, from time to time.

In assessing the compensation of its directors and executive officers, including the NEOs, the Company does not have in place any formal objectives, criteria or analysis. The general objectives of our compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value; (b) align management’s interests with the long term interests of shareholders; (c) provide a compensation package that is commensurate with other companies to enable us to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the Company’s financial condition and long term interests.

Compensation payable to executive officers and directors is currently reviewed and recommended by the Board, on an annual basis. See “Statement of Corporate Governance - Compensation”. The Company has not established any specific performance criteria or goals to which total compensation or any significant element of total compensation to be paid to any NEO is dependent. Specifically, in the most recently completed financial year, no compensation was directly tied to a specific performance goal such as a milestone or the completion of a transaction, no significant events occurred that significantly affected compensation, and no peer group was formally used to determine compensation. NEOs’ performance is reviewed in light of the Company’s objectives from time to time and such officers’ compensation is also compared to that of executive officers of companies of similar size and stage of development in the Company’s industry. Though the Company does not have pre-existing performance criteria, objectives or goals, it is anticipated that, once the Company becomes a reporting issuer, the Board will review all compensation arrangements and policies in place and consider the adoption of formal compensation guidelines.

Director Compensation

To date, we have not compensated our directors for their service to the Company, except that Drew Green receives monthly compensation of $7,887 and Nima Besharat received monthly compensation of $3,943 until his compensation terminated in February 2022.

External Management Companies

Other than as disclosed below under “Employment, Consulting and Management Agreements”, the Company has not entered into any agreement with any external management company that employs or retains one or more of the NEOs or directors and, other than as disclosed below, the Company has not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to the Company, directly or indirectly, in respect of which any compensation was paid by the Company.

Stock Options and Other Compensation Securities

As of the date of this prospectus, the Company has granted 628,510 Options under the Stock Option Plan to directors and/or NEOs of the Company, 62,820 of which were subsequently forfeited, and no other compensation securities were granted or issued to any director and/or NEO for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

During the year ended August 31, 2024 there was no exercise of Options granted under the Stock Option Plan or other rights to acquire securities of the Company by NEOs or directors of the Company.

Stock Option Plan

On June 14, 2021 the Board approved our 2487269 Ontario Ltd. Stock Option Plan (the “Stock Option Plan”). As of the date, there are 565,689 options outstanding under the Stock Option Plan.

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The purpose of the Stock Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, to reward those individuals from time to time for their contributions toward the long-term goals of the Company and to enable and encourage those individuals to acquire Common Shares as long-term investments. The material features of the Stock Option Plan are reflected in the disclosure below.

Key Terms	Summary
Administration	The Stock Option Plan is administered by the Board, or such director or other senior officer of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Stock Option Plan.

Number of Common Shares	The maximum number of Common Shares issuable under the Stock Option Plan shall not exceed 10% of the number of Common Shares issued and outstanding as of each date on which the Board grants the Option (the “Award Date”) with certain limits on grants to Optionees (as defined in the Stock Option Plan), Optionees who are Insiders (as defined in the Stock Option Plan), Eligible Employees (as defined in the Stock Option Plan) and Optionees conducting Investor Relations Activities (as defined in the Stock Option Plan). The number of Common Shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of Options shall not reduce the number of Common Shares issuable under the Stock Option Plan and shall again be available for issuance thereunder.

Securities	Each Option entitles the holder thereof (an “Option Holder”) to purchase one Common Share at an exercise price determined by the Board.

Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.

Exercise Price	The exercise price of an option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the Stock Option Plan).

Exercise Period	The exercise period of an Option will be the period from and including the award date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the fifth anniversary of the Award Date of the Option, provided that such date does not fall within a blackout period imposed by the Company, and any Options granted to any Optionee who is a Director, Eligible Employee, or other Optionee will expire within 12 months following the date that such Optionee ceases to be engaged in such role.

Cessation of Employment

Subject to certain limitations, in the event that an Option Holder ceases to be a director of the Company or ceases to be employed by the Company, other than by reason of death, the Expiry Date of the Option will be 90 days after the date of such termination, except as otherwise provided in any employment contract. Notwithstanding the foregoing or any employment contract, in no event shall such right be extended beyond the Option Period or one year from the date of termination.

In the event that an Option Holder should die while he or she is still director, senior officer, management company, employee or consultant of the Company, the Expiry Date will be 12 months from the date of death of the Option Holder.

Acceleration Events

If a third party makes a bona fide formal offer to the Company or its shareholders which would constitute an acceleration event, the Board may (i) permit the Option Holders to exercise their Options, as to all or any of such Options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the Option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Stock Option Plan or the terms of any Option, if at any time when Options remains unexercised and the Company completes any transaction which constitutes an acceleration event, all outstanding unvested Options will automatically vest.

Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the TSXV, if applicable.

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Key Terms	Summary
Limitations

The maximum number of Common Shares which may be issued, within any one-year period, to Insiders under the Stock Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Common Shares issued and outstanding. The total number of Options awarded to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding Common Shares of the Company at the Award Date unless the Company has obtained disinterested shareholder approval..

The total number of Options awarded to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding Common Shares of the Company at the Award Date unless consent is obtained as set forth in the Stock Option Plan.

The total number of Options awarded to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding Common Shares of the Company, in any twelve-month period, calculated at the Award Date unless consent is obtained as set forth in the Stock Option Plan. Options granted to persons retained to provide Investor Relations Activities will vest in stages over not less than twelve months with no more than one quarter of the options vesting in any three-month period.

Amendments	The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, relevant stock exchanges or any other regulatory body having authority over the Company or the Stock Option Plan, suspend, terminate or discontinue the Stock Option Plan at any time, or amend or revise the terms of the Stock Option Plan or of any Option granted under the Stock Option Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Stock Option Plan without the consent of that Optionee.

Employment, Consulting and Management Agreements

As of the date hereof, other than as described below, the Company does not have any contract, agreement, plan or arrangement that provides for payments to the named executive officers (the “NEOs”) at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or NEO’s responsibilities.

On April 10, 2023, the Company entered into an executive employment agreement with Sarfraz Habib (the “Sarfraz Employment Agreement”) pursuant to which Mr. Habib agreed to serve as the Company’s Chief Financial Officer. In consideration of the services provided by Mr. Habib, the Company agreed to pay a base salary of $133,362 per annum.

On March 1, 2022, we entered into a Consulting Services Agreement with Kia Besharat, pursuant to which we pay a fee of $3,943 per month for broad financial and securities advisory services.

We have also entered into an agreement with Drew Green for board fees, pursuant to which we pay a fee of $7,887 per month.

Pension Plan Benefits

The Company does not anticipate having any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

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PRINCIPAL SHAREHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our Common Shares for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Common Shares,
●	each of our directors,
●	each of our named executive officers, and
●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any Common Shares over which the individual has sole or shared voting power or investment power as well as any Common Shares that the individual has the right to subscribe for within 60 days of [*], 2025, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Common Shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

Applicable percentage ownership prior to the offering is based on 9,692,019 Common Shares outstanding at as of March 31, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Pineapple Financial Inc., 67 Mowat Avenue, Suite 122, Toronto, Ontario M6K 3E3.

	Shares Beneficially	Percentage of Shares Beneficially Owned
Name	Owned before Offering	Before Offering	After Offering(1)
Directors and Named Executive Officers
Shubha Dasgupta (2)	846,154	10.30%	[*]	%
Sarfraz Habib	-	-	-
Kendall Marin (4)	846,154	10.30%	[*]	%
Drew Green (5)	692,308	8.47%	[*]	%
Paul Baron (6)	62,103	0.75%	[*]	%
Tasis Giannoukakis(7)	89,744	1.03%	[*]	%
All Directors and Officers as a group (5 persons)	2,536,463	30.85%	[*]	%
5% Stockholders
Prodigy Capital Corp. (9)	717,949	7.80%	[*]	%

* Less than 1%

(1)	Assumes (i) full exercise of the 2024 Warrants; (ii) full conversion of the Notes; and (iii)sale of all of the Shares offered in this offering.
(2)	Includes 126,652 options at an exercise price of $3.60 and 25,641 warrants to purchase common shares at an exercise price of CAD$2.93. The securities beneficially owned by Shubha Dasgupta are directly held by 5032771 Ontario Inc., an entity controlled by Mr. Dasgupta
(4)	Includes 126,652 options at an exercise price of $3.60 and 25,651 warrants to purchase common shares at an exercise price of CAD$2.93.
(5)	Includes 102,138 options at an exercise price of $3.60 and 25,651 warrants to purchase common shares at an exercise price of CAD$2.93. The securities beneficially owned by Drew Green are directly held by DREWGREEN.CA INC., an entity controlled by Mr. Green.
(6)	Includes 10,214 options at an exercise price of $3.60.
(7)	Includes 10,214 options at an exercise price of $3.60.
(9)	Includes 38,262 warrants to purchase common shares at an exercise price of CAD$2.93. Kia Besharat, principal of Prodigy Capital Corp., has the power to vote or dispose of the shares held of record by Prodigy Capital Corp., and may be deemed to beneficially own those shares.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

There have been no material transactions, or series of related material transactions to which we are a party and in which the other parties include our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons, except as provided below.

In April 2021, the Company entered into an agreement with Gravitas Securities Inc. (“Gravitas”), a related party and shareholder, pursuant to which Gravitas agreed to act as an agent for and on behalf of the Company in connection with the 2021 private placement. In connection with the 2021 private placement. the Company issued 906,712 common shares with a fair value of $2,833,478 and paid a cash fee approximately $788,185 to Gravitas for services received.

On January 10, 2024, the Company entered into an advisory services agreement with Centurion One Capital Corp. (“Centurion”). Nima Besharat, a director of the Company, is chief executive officer of Centurion. Pursuant to the terms of the agreement, US$10,000 per month (the “Retainer”) will accrue over the first fifteen months of the agreement (the “Initial Term”). The Retainer is only payable by the Company to Centurion following the closing of a minimum US$10 million equity financing of the Company that has been arranged by Centurion (a “Financing”). Following the Initial Term, the agreement will be extended on a month-to-month basis at the sole discretion of the Company. If the Company closes a Financing, the Retainer will increase to US$20,000 per month, payable monthly during the remaining term of the agreement.

On December 27, 2024, Company entered into a short term laon agreement with the two directors, Shubha DasGupta, CEO and Director and Kendall Martin, Chairman and Director for 850,000 to meet the working capital of the company. The loan carries interest at the rate of 12 percent per annum.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our Board, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our Board, determines in the good faith exercise of its discretion.

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DESCRIPTION OF SECURITIES

General

Our authorized common share capital consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus, there are 9,692,019 Common Shares issued and outstanding, which number excludes:

●	1,549,972 Common Shares issuable upon the exercise of outstanding Warrants;

●	400,000 Common Shares issuable upon the exercise of outstanding Pre-funded Warrants;

●	103,015 Common Shares issuable upon the exercise of outstanding Compensation Warrants;

●	200,000 EPA Shares issuable under the EPA;

●	84,583 Common Shares issuable upon the exercise of outstanding Underwriter Warrants (as defined below); and

●	565,690 Common Shares issuable upon the exercise of outstanding options

Common Shares

Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the Shareholders, and each Common Share confers the right to one vote, provided that the shareholder is a holder on the applicable record date declared by the Board. The holders of Common Shares, subject to the prior rights, if any, of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Board may determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Warrants

As of the date of this prospectus, a total of 2,137,570 warrants were issued and outstanding of which 84,583 were issued to compensate brokers for fiscal advisory services and 400,000 pre-funded warrants (collectively, the “Warrants”). The Warrants are each exercisable into one Common Share at a weighted average exercise price of $3.94. The Warrants are exercisable until the date that is the earlier of (i) five years from the date of issuance, and (ii) the date that is 24 months from the date of a Liquidity Event. In addition, of the 132,943 warrants issued to compensate brokers for fiscal advisory services, 100,651 common share purchase warrants are issued and outstanding, which entitle the holder thereof to acquire one common share of the Company for a price of CAD$2.925 for a period of 2 years from the date of Liquidity Event. On May 10, 2024, the Company issued warrants to purchase 1,000,000 common shares (the “2024 Warrants”), with an exercise price of $5 per share and term of nine (9) months from the date of issuance.

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As of the date of this prospectus, a total of [*] compensation warrants were issued and outstanding, which were issued to compensate brokers in connection with the Company’s brokered and non-brokered private placements (collectively, the “Compensation Warrants”). Each Compensation Warrant is exercisable into one Compensation Unit at an exercise price of $CAD 4.88 per Common Unit until the date that is 24 months from the date of a Liquidity Event (as defined herein). Each Compensation Unit consists of one Common Share and one-half of one Compensation Unit Warrant, with each Compensation Unit Warrant exercisable into one Common Share at an exercise price of $CAD 7.29 per Common Share until the date that is the earlier of (i) five years from the date of issuance, and (ii) the date that is 24 months from the date of a Liquidity Event.

“Liquidity Event” means (i) the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”), the TSX Venture Exchange (the “TSXV”), the Canadian Securities Exchange (the “CSE”), or any other exchange as determined by the Company, or (ii) a transaction with a capital pool company or other company that is a reporting issuer in at least one jurisdiction of Canada by way of plan of arrangement, amalgamation, reverse take-over, qualifying transaction, or any other business combination or other similar transaction pursuant to which the Common Shares (or the common shares of the resulting issuer) are listed on the TSX, the TSXV, the CSE, or any other exchange as determined by the Company, and (iii) a sale of all or substantially all of the assets of the Company to a person other an affiliate of the Company; or (iv) a transfer of the Common Shares, a reorganization, amalgamation or merger or a plan of arrangement involving the Company, other than solely involving the Company and one or more of its affiliates, as a result of which the persons who were the beneficial owners of the Common Shares immediately prior to such transaction do not, following such transaction, beneficially own, directly or indirectly, more than 50% of the resulting voting shares on a fully-diluted basis.

Promissory Note

As of the date of this prospectus, a total of $Nil convertible promissory note were issued and outstanding.

Listing

Our Common Shares are listed on the NYSE American under the symbol “PAPL”.

Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Endeavor Trust Corporation and its principal office is 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4.

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PLAN OF DISTRIBUTION

We engaged D. Boral Capital LLC to act as our exclusive Placement Agent to solicit offers to purchase the Securities offered by this prospectus on a reasonable best-efforts basis, subject to the terms and conditions of a placement agency agreement between the Company and the Placement Agent. The Placement Agent is not purchasing or selling any of the securities offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to use its reasonable best efforts to arrange for the sale of the Securities offered hereby. Therefore, we may not sell the entire amount of securities offered pursuant to this prospectus. The Placement Agent may engage one or more sub-placement agents or selected dealers to assist with the offering. We will enter into a securities purchase agreement directly with certain investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus and the documents incorporated by reference herein in connection with the purchase of our securities in this offering.

We will deliver the securities being issued to the investors upon receipt of such investor’s funds for the purchase of the securities offered pursuant to this prospectus. We expect this offering to be completed not later than one (1) business day following the commencement of this offering.

We have agreed to indemnify the Placement Agent and specified other persons against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Placement Agent may be required to make in respect thereof.

Fees and Expenses

The following table provides information regarding the amount of the discounts and commissions to be paid to the Placement Agent by us, before expenses, assuming the sale of all of the securities we are offering:

Total
	Per Unit	Per Pre-Funded Unit	Without Over- Allotment	With Over- Allotment
Public offering price	$	$		$
Placement Agent fees (7%)(1)	$	$		$
Non-accountable expense allowance (0.5%)	$	$		$
Proceeds, before expenses, to us (2)	$	$		$

(1)	We have agreed to pay the Placement Agent fees of 7% of the gross proceeds of this offering.
(2)	Does not include proceeds from the exercise of the Pre-Funded Warrants in cash, if any.

Lock-Up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Placement Agent, it will not, during the engagement period with the Placement Agent (including any extensions thereof) and additionally for a period of one-hundred and eighty (180) days after the closing of the Offering (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Additionally, the Company’s directors and officers and any other holder(s) of the outstanding shares of Common Stock as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into shares of Common Stock) shall enter into customary “lock-up” agreements in favor of the Placement Agent pursuant to which such persons and entities shall agree, for a period of one-hundred and eighty (180) days after the closing of Offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to customary exceptions.

Tail Financing

The Placement Agent shall be entitled to a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Placement Agent to the Company during the term of the engagement, in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Term of this Agreement or within the twelve (12) month period following the expiration or termination of the Term of this Agreement (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation; provided, however, if the Placement Agent agreement is terminated for cause by the Company, no tail financing fee shall be payable as provided in FINRA Rule 5110(g)(5)(B).

73

Right of First Refusal

For a period of six months (6) months from the closing of this Offering, the Placement Agent will have a right of first refusal to act as exclusive financial advisor in connection with any acquisition or other effort by the Company to obtain control, directly or indirectly and whether in one or a series of transactions, of all or a significant portion of the assets or securities of a third party, or the sale or other transfer by the Company, whether in one or a series of transactions, of assets or securities, or any extraordinary corporate transaction, regardless of the form or structure of such transaction, or as sole bookrunning underwriter or sole placement agent, as the case may be, on any financing for the Company; In the event the Company advises the Placement Agent that it desires to effect any such financing, the Company and the Placement Agent will negotiate in good faith the terms of the Placement Agent’s engagement in a separate agreement, which agreement would set forth, among other matters, compensation for the Placement Agent based upon customary fees for the services provided. The Placement Agent’s participation in any such financing will be subject to the approval of the Placement Agent’s internal committees and other conditions customary for such an undertaking. Provided, however, if the Placement Agent agreement is terminated for cause by the Company, the right of first refusal shall be terminated as provided in FINRA Rule 5110(g)(5)(B).

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent or selling group members. The Placement Agent may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the Placement Agent and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the Securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our Securities by the placement agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our Securities and (ii) may not bid for or purchase any of our Securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Other Relationships

From time to time, the Placement Agent and/or its affiliates may have provided, and may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of its business, the Placement Agent and its affiliates may actively trade our securities or loans for its own account or for the accounts of customers, and, accordingly, the Placement Agent and its respective affiliates may at any time hold long or short positions in such securities or loans.

Trading Market

Our common shares are listed on the NYSE American under the symbol “PAPL.” On April 3, 2025 the last reported sale price of our common shares was $0.2926 per share.

74

LEGAL MATTERS

Certain legal matters relating to the offering as to Canadian law will be passed upon for us by Cozen O’Connor LLP, Toronto, Ontario. Certain matters as to U.S. federal law and the law of the State of New York in connection with this offering will be passed upon by Sichenzia Ross Ference Carmel LLP, New York, New York. Lucosky Brookman LLP is acting as counsel for the Placement Agent with respect to the offering.

EXPERTS

The audited consolidated financial statements of the Company and its subsidiaries, as of and for the years ended July 31, 2024, and 2023, have been incorporated by reference into this prospectus in reliance upon the report of MNP LLP, independent registered public accounting firm, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain informadrtion on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.Nature-Miracle.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

75

PINEAPPLE FINANCIAL INC.

F-1

Pineapple Financial Inc.

Condensed Interim Consolidated Financial Statements (Unaudited)

For the three month period ended November 30, 2024

(Expressed in US Dollars)

F-2

Pineapple Financial Inc.

Condensed Interim Consolidated Balance Sheets - Unaudited

(Expressed in US Dollars)

As at:		November 30, 2024	August 31, 2024
Assets
Current assets
Cash		$619,581	$580,356
Trade and other receivables	Note 13	182,526	155,224
Prepaid expenses and deposits		154,983	157,911
		957,090	893,491

Investment	Note 4	9,671	10,042
Right-of-use asset	Note 10	765,643	828,674
Property and equipment	Note 5	125,665	152,610
Intangible assets	Note 6	2,279,083	2,211,775
		$4,137,152	$4,096,592

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$1,091,800	$1,125,477
Deferred revenue		45,683	111,921
Short term loan	Note 17	490,958	-
Current portion of lease liability	Note 10	158,259	161,508
		1,786,700	1,398,906

Deferred government incentive	Note 13	446,015	491,251
Lease liability	Note 10	743,624	815,599
Warrant liability	Note 8	8,911	41,520
		$2,985,250	$2,747,276

Shareholders’ Equity
Common shares, no par value; unlimited authorized; 8,808,020 issued and outstanding shares as of November 30, 2024 and 8,425,353 as at August 31, 2024.	Note 7	8,727,906	8,559,856
Additional paid-in capital	Note 8,9	3,519,725	2,955,944
Accumulated other comprehensive loss		(680,861)	(408,510)
Accumulated deficit		(10,414,868)	(9,757,974)
		1,151,902	1,349,316
		$4,137,152	$4,096,592

Description of business (note 1)
Contingencies and commitments (note 15)
Subsequent events (note 18)
Approved on behalf of Board of Directors

“Shuba Dasgupta”	“Drew Green”

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

F-3

Pineapple Financial Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss - Unaudited

(Expressed in US Dollars)

		Three Months Ended
For the period ended		November 30, 2024	November 30, 2023
		(Unaudited)	(Unaudited)
Revenue	Note 16	$766,074	$569,355
Expenses
Selling, general and administrative	Note 11	417,406	560,151
Advertising and Marketing		273,009	133,470
Salaries, wages and benefits		436,365	644,273
Interest expense and bank charges		174,505	21,407
Depreciation and amortization	Note 5,6,10	185,523	137,427
Government Incentive	Note 13	(27,219)	(51,047)
Total expenses		$1,459,589	$1,445,681

Loss from operations		(693,515)	(876,326)
Foreign exchange gain (loss)		5,089	(10,691)
Gain on change in fair value of warrant liability	Note 8	31,532	(10,740)
Loss before income taxes		$(656,894)	$(897,757)

Net loss		(656,894)	(897,757)
Foreign currency translation adjustment		(272,351)	24,578

Net loss and comprehensive loss		$(929,245)	$(873,179)

Loss per share - basic and diluted		$(0.13)	$(0.14)

Weighted average number of common shares outstanding - basic and diluted		7,145,939	6,566,594

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

F-4

Pineapple Financial Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(Expressed in US Dollars)

		Additional	Accumulated
	Common	Paid in	other	Accumulated	Total
	Shares	Capital	comprehensive	(deficit)	shareholders’
	(note 7)	(note 8 and 9)	loss	earnings	equity
	$	$	$	$	$
Balance, August 31, 2023	4,903,031	2,955,944	(417,727)	(5,655,315)	1,785,933

Shares issued on Initial Public offering on November 3, 2023	2,751,937	-	-	-	2,751,937
Warrants issued related to Initial Public Offering	(48,283)	-	-	-	(48,283)
Foreign exchange translation	-	-	24,578	-	24,578
Net loss	-	-	-	(897,757)	(897,757)
Balance, November 30, 2023	7,606,685	2,955,944	(393,149)	(6,553,072)	3,616,408

Balance, August 31, 2024	8,559,856	2,955,944	(408,510)	(9,757,974)	1,349,316

Shares issued against S3	168,050		-	-	168,050
Shares against pre-funded warrants		563,781	-	-	563,781
Foreign exchange translation	-	-	(272,351)	-	(272,351)
Net loss	-	-	-	(656,894)	(656,894)
Balance, November 30, 2024	8,727,906	3,519,725	(680,861)	(10,414,868)	1,151,902

The accompanying notes are an integral part of these consolidated unaudited condensed interim financial statements

F-5

Pineapple Financial Inc.

Condensed Interim Consolidated Statements of Cash Flow - Unaudited

(Expressed in US Dollars)

		Three Months Ended
		November 30, 2024	November 30, 2023
For the period ended:		(Unaudited)	(Unaudited)
		$	$
Cash provided by (used for) the following activities

Operating activities
Net loss for the three months		(656,894)	(897,757)
Adjustments for the following non-cash items:
Depreciation of property and equipment	Note 5	21,618	15,067
Amortization of intangible assets	Note 6	131,030	89,483
Depreciation on right of use asset	Note 10	32,874	32,877
Interest expense on lease liability	Note 10	13,921	(16,179)
Change in fair value of warrant liability		(31,532)	(10,740)
Foreign exchange gain (loss)		(5,089)	(10,691)
Net changes in non-cash working capital balances:
Trade and other receivables		(27,302)	(112,290)
Prepaid expenses and deposits		2,928	11,974
Accounts payable and accrued liabilities		(33,677)	(124,526)
Deferred government incentive		(45,236)	-
Deferred revenue		(66,238)	-
		(663,597)	(1,022,782)

Financing activities
Share capital issuance	Note 7	168,050	2,731,658
Additional share capital issued		563,781	-
Proceed from loan	Note 17	525,000	87,369
Repayment of loan		(15,196)	-
Repayment of lease obligations	Note 10	(53,599)	(40,633)
		1,188,036	2,778,394

Investing activities
Additions to intangible assets	Note 6	(282,298)	(266,825)
Additions to property and equipment	Note 5	-	(2,032)
		(282,298)	(268,857)

Net change in cash		242,141	1,486,755
Effect of changes in foreign exchange rates		(202,916)	134,418
Cash, beginning of period		580,356	720,365
Cash, end of the period		619,581	2,341,537

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

F-6

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

1. Description of business

Pineapple Financial Inc. (the” Company”) is a leader in the Canadian mortgage industry, breaking the mold by focusing on both the long-term success of agents and brokerages, as well as the overall experience of homeowners. With over 600 brokers within the network, the Company utilizes cutting-edge cloud-based tools and AI-driven systems to enable its brokers to help Canadians realize their ultimate dream, owning a home.

The Company was incorporated in 2006, under the Ontario Business Corporations Act. The Company’s head office is located at 200-111 Gordon Baker Road, Toronto, Ontario, M2H 3R1 Canada and its securities are publicly listed on the New York Stock Exchange American (NYSEAmerican) under ticker “PAPL”. The Company completed an Initial Public Offering on October 31, 2023 for gross proceeds of $3,500,000 and the first day of trading was November 1, 2023.

Impact from the global inflationary pressures leading to higher interest rates

During the first quarter of 2025, inflationary pressures were eased to a greater extent, and central banks worldwide started decreasing their interest rates. However, interest rates are still high compared to the year 2022. The real estate market has started showing some improvement, but inflation is down from the year 2022 but still not as per target. This led to uncertainty around the business. The Company determined that there were no material expectations of increased credit losses and no material indicators of impairment of long-term assets.

Going Concern

The Company continues to focus its efforts predominantly on research and development activities. During this process, it has incurred significant operating losses, a trend expected to persist for the foreseeable future. As of November 30, 2024, the Company reported an accumulated deficit of $10,414,868 compared to $9,757,974 as of August 31, 2024. Negative cash flows from operating activities amounted to $663,597 during the three months ended November 30, 2024, down from $1,022,782 in the prior corresponding period.

To sustain its operations during the three month period end November 30, 2024, the Company raised grossly $0.230 million through issuance of common shares, $0.771 million through pre-funded warrants before and short term loan of $0.525 million. It is also exploring additional capital and financing sources such as director’s loan while managing existing working capital resources. However, the Company’s ability to continue as a going concern is subject to its capacity to achieve future profitability and secure the necessary funding to meet obligations as they arise. The uncertainty surrounding its ability to raise financial capital and generate profitable operations raises substantial doubt about its ability to continue as a going concern.

These condensed interim consolidated financial statements do not include adjustments that might be necessary should the Company be unable to continue as a going concern. For further details on financing raised raised after quarter end, see Note 20.

The consolidated financial statements were authorized for issue by the Board of Directors on January 20, 2025

2. Significant accounting policies

Basis of preparation, functional and presentation currency

The condensed interim consolidated financial statements have been prepared in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business on the historical cost basis except for certain financial instruments that are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

All financial information is presented in US Dollars (“USD”) as the Company’s presentation currency and functional currency is in Canadian Dollars (“CAD”). The interim financial statements are condensed and should be read in conjunction with the Company’s latest annual year-end consolidated financial statements for the year ended August 31, 2024. It is management’s opinion that all adjustments necessary for a fair statement of the results for the interim period has been made, and all adjustments are of a recurring nature or a description of the nature of and any amount of any adjustments other than normal recurring nature has been stated. Sufficient disclosures have been so as to not make the interim financial information misleading. There are no prior-period adjustments in these condensed interim consolidated financial statements.

Operating segments

The Company determines its reporting units in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 280, Segment Reporting. The Company evaluates a reporting unit by first identifying its operating segments under ASC 280. The Company operates as one operating segment which is reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-makers are responsible for the allocation of resources and assessing the performance of the operating segment and have been identified as the CEO and CFO of the Company.

F-7

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

2. Significant accounting policies (continued from previous page)

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Pineapple Insurance Inc and Pineapple National Inc. All transactions with the subsidiaries and any intercompany balances, gains or losses have been eliminated upon consolidation. The subsidiaries have a USD presentation currency, and the functional currency is in CAD, and accounting policies have been applied consistently to the subsidiaries.

Recently issued and adopted accounting standards:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

Recently Adopted

In July 2023, the FASB issued 2023-03 - Presentation of Financial Statements (Topic 205), Income Statement - Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation - Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022, EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 - General Revision of Regulation S-X: Income or Loss Applicable to Common Stock (SEC Update). The adoption of this standard on August 1, 2023, did not result in amended disclosures in the Company’s consolidated financial statements, nor did this standard have a material impact the Company’s results of operations.

In March 2024, the FASB issued ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The update enhances disclosures by requiring entities to provide more detailed information about significant segment expenses, other segment items, and measures of segment profit or loss used by the chief operating decision maker (CODM). The guidance also requires qualitative descriptions of the methods used to determine segment profit/loss and asset measurement. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements but resulted in expanded disclosures within the segment reporting footnotes.

Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard modifies the rules on income tax disclosures to require entities to disclose specific categories in the rate reconciliation, the income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state, and local jurisdictions. The ASU is effective for years beginning after December 15, 2024, but early adoption is permitted. This ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of this standard on its financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-01 - Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This standard clarifies whether profits interest and similar awards fall within the scope of stock-based compensation guidance as defined in ASC Topic 718, introducing examples to demonstrate this. The ASU includes scenarios where profits interest awards are classified as equity instruments or liability awards and situations where they fall outside ASC Topic 718, being accounted for under ASC Topic 710. The ASU is effective for years beginning after December 15, 2024, but early adoption is permitted. This ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of this standard on its financial statements and disclosures.

F-8

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

3. Significant accounting judgments, estimates and assumptions

The preparation of condensed interim consolidated financial statements requires the directors and management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical estimates and judgments applied by management that most significantly affect the Company’s condensed interim consolidated financial statements  . Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Investments (level 3)

Where the fair values of financial assets and financial liabilities recorded on the condensed interim consolidated statements of financial position, cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible; where observable market data is not available, Management’s judgment is required to establish fair values.

Share based compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statements of income and comprehensive income based on estimates of volatility, forfeitures and expected lives of the underlying stock options which are at a maximum of 36 months vesting period.

Warrant Liability:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations and comprehensive loss.

The warrants are not precluded from equity classification and are accounted for as such on the date of issuance and will be on each consolidated balance sheet date thereafter. As the warrants are equity classified, they are initially measured at fair value (or allocated value).

Derivative Financial Instrument:

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss. For derivative instruments that are classified as equity, the derivative instruments are initially measured at fair value (or allocated value), and subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

Going Concern

Preparation of the condensed interim consolidated financial statement on a going concern basis, which contemplates the realization of assets and payments of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets, including its intangible assets and to meet its liabilities as they become due.

F-9

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

3. Significant accounting judgments, estimates and assumptions (continued)

Useful life of Assets

Significant judgement is involved in determination of useful life for the property plant and equipment and intangible assets. Management assesses the reasonability of the useful life on an annual basis to record the depreciation of the intangibles and property plant and equipment.

The intangible assets were initially assigned a useful life of 5 years. However, in June 2024, based on a reassessment of the software’s expected utility, the Company revised its estimate of the useful life to 7 years.

4. Investment

During the year ended August 31, 2021, the Company purchased an investment in a private company. The Company holds a 5% interest with no significant influence. The investment is recorded at FVTPL using level 3 inputs. As at November 30, 2024, the Company recognized a $Nil change in fair value (2024- $Nil). Change in fair value during the current period due to foreign exchange translation.

5. Property and equipment

The Company’s property and equipment consist of equipment, furniture, IT equipment, leasehold improvements and laptops.

Property and equipment
Cost
Balance, August 31, 2023	$349,283
Additions	4,991
Translation adjustment	569
Balance, August 31, 2024	$355,576
Translation adjustment	(13,145)
Balance, November 30, 2024	$342,431

Accumulated depreciation
Balance, August 31, 2023	$107,192
Depreciation	87,803
Translation adjustment	7,971
Balance, August 31, 2024	$202,966
Depreciation	21,618
Translation adjustment	(7,818)
Balance, November 30, 2024	$216,766

Net carrying value
November 30, 2024	$125,665
August 31, 2024	$152,610

F-10

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

6. Intangible assets

During the current period, the Company capitalized development costs related to internally generated software classified as intangible assets.

Intangible assets
Cost
Balance, August 31, 2023	$2,057,525
Additions	1,112,399
Translation adjustment	(1,794)
Balance, August 31, 2024	$3,168,130
Additions	282,298
Translation adjustment	(121,214)
Balance, November 30, 2024	$3,329,214

Accumulated amortization
Balance, August 31, 2023	$338,571
Amortization	616,532
Translation adjustment	1,252
Balance, August 31, 2024	$956,355
Amortization	131,030
Translation adjustment	(37,254)
Balance, November 30, 2024	$1,050,131

Net carrying value
November 30, 2024	$2,279,083
August 31, 2024	$2,211,775

F-11

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

7. Share capital

Authorized share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

	#	$
Balance, August 31, 2023	6,306,979	4,903,031

Issuance of Common Shares on Initial Public Offering	875,000	3,500,000
Issuance of Common Share against Conversion Note	501,875	465,680
Issuance of Common Shares on Equity Purchase Agreement	741,499	487,491
Share Issuance Costs	-	(748,063)
Warrants issued	-	(48,283)
Balance, August 31, 2024	8,425,353	8,559,856

Issuance of Common Shares against S3	382,667	232,708
Shares Issuance Costs	-	(64,658)

Balance, November 30, 2024	8,808,020	8,727,906

During the period the Company issued 382,667 common shares through S3 and 1,284,000 pre-funded warrants. These warrants are convertible into common shares at the price of $0.0001 per share and are included in the additional paid in capital of the Company.

We also offered to each purchaser whose purchase of Shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding common shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants to purchase up to 1,240,000 common shares (the “Pre-Funded Warrants”), in lieu of common shares, pursuant to this prospectus supplement and accompanying prospectus. Each Pre-Funded Warrant will be exercisable for one Share.

Our common shares are listed on the NYSE American under the symbol “PAPL.” On November 12, 2024, the last reported sale price of our common shares was $0.78 per share.

As of November 12, 2024, the aggregate market value of our outstanding common shares held by non-affiliates was approximately $3.98 million, calculated at a price per share of $0.81, the last reported sale price of our common shares on September 19, 2024, and based on 8,425,352 common shares outstanding, of which aggregate outstanding common shares, 4,912,531 shares are held by non-affiliates. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of the aggregate market value of our common shares held by non-affiliates in any 12-month period, so long as the aggregate market value of our outstanding common held by non-affiliates remains below $75 million.

F-12

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

8. Warrants

a)	Common Share purchase warrant

	#	$
Balance, August 31, 2024	1,652,988	2,955,944
Balance, November 30, 2024	1,652,988	2,955,944

b)	Pre-funded warrant

Pre-funded warrant issued	1,284,000	780,697
Direct cost	-	(216,916)
Balance, November 30, 2024	1,284,000	563,781

c)	Warrant Liability

As noted in Note 7 above on November 3, 2023, the Company issued 26,250 warrants at an exercise price of $4 with an expiry date of October 31, 2028 and on May 10, 2024 the Company entered into a convertible debt transaction and also issued 1,000,000 warrants at an exercise price of $5 with an expiry date of February 10, 2025. As per ASC 815 the instruments did not meet the criteria to be classified as equity instruments as such were classified as a financial liability. Below is the continuity of the warrant liability valuation.

The warrants issued on November 3, 2023 were valued using the Black-Scholes method with the share price of $1.86, exercise price of $4, term of 5 years, risk free rate of 3.79% and volatility of 142% at issuance and share price of $1.15, exercise price of $4, term of 4.42 years, risk free rate of 3.79% and volatility of 142% as at November 30, 2024.

The warrants issued in May 2024 were valued using the Black-Scholes method with the share price of $1.29, exercise price of $5, term of 6 months, risk free rate of 3.79%, credit spread of 31.46% and volatility of 104% at issuance and share price of $1.94, exercise price of $4, term of 6 months, risk free rate of 4.79%, credit spread of 31.55% and volatility of 104% as at November 30, 2024.

we have agreed to sell to a certain purchaser common share warrants to purchase up to 1,666,667 common shares in connection with this offering. These common share warrants shall be exercisable six months from the issuance at an exercise price of $0.60 per share and will expire 5.5 years from the date of issuance. The warrants will only be sold pursuant to an effective registration statement under the Securities Act and are not being offered pursuant to this prospectus supplement and the accompanying prospectus.

The purchase price of each Pre-Funded Warrant is $0.5999, which is equal to the price per share at which the Shares are being sold, minus $0.0001, the exercise price of each Pre-Funded Warrant. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. This prospectus supplement also relates to the common shares issuable upon exercise of any Pre-Funded Warrants.

	#	$
Balance at August 31, 2024	1,026,250	41,520
Issuance of warrants	-	-
Issuance of warrants related to the convertible debt	-	-
Change in fair value of warrant liability		(31,532)
Translation adjustment		(1,077)
Fair Value of Warrants at November 30, 2024	1,026,250	8,911

As at November 30, 2024, the warrants have no intrinsic value (August 31, 2024 - nil).

F-13

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

9. Share-based benefits reserve

The Company has a share option plan (the “Plan”) to attract, retain and motivate qualified directors, officers, employees and consultants whose present and future contributions are important to the success of the Company by offering them an opportunity to participate in the Company’s future performance through the award of share options.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

In 2017, the Plan was amended such that the total number of common shares reserved and available for grant and issuance pursuant to the Plan is to equal 10% of the issued and outstanding common shares of the Company.

Options granted on June 14, 2021, vest over a 2-year period whereby 25% of the options granted vested on the date of grant, and the remaining unvested options vest in equal instalments every 6-months thereafter. The fair value of stock options granted was $1,317,155. A total stock-based compensation expense was recognized of $Nil for the three months period ended November 30, 2024 (August 31, 2024 - $Nil).

The following reconciles the options outstanding at the beginning and end of the period that were granted to eligible participants pursuant to the Plan:

	November 30, 2024		August 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	#	$	#	$
Balance, beginning of period	565,689	3.61	565,689	3.72
Forfeited during the period	-	-	-	-
Balance as at period end	565,689	3.61	565,689	3.61
Exercisable as at period end	565,689	3.61	565,689	3.61

As at November 30, 2024, the options have no intrinsic value (August 31, 2024 - nil). As at November 30, 2024, all options are exercisable with a weighted average remaining life of 1.6 years (August 31, 2024 - 1.8 years)

F-14

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

10. Right-of-use asset and lease liability

The Company leases all its office premises in Ontario and British Columbia, Canada. The total lease area is 13,262 sq. ft. The Company acquired a 1,454 square feet premise lease in British Columbia commencing August 1, 2023 and expiring on July 31, 2028. The Company recognized a right-of-use asset and corresponding lease liability in respect of this lease. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at September 1, 2017 (date of initial application), estimated to be 6%. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the   balance sheet immediately before the date of initial application.

The following schedule shows the movement in the Company’s right-of-use asset:

Right-of-use asset

Cost
Balance, August 31, 2023	$1,177,721
Translation adjustment	(42,737)
Balance, August 31, 2024	1,134,984
Translation adjustment	(35,706)
Balance, November 30, 2024	$1,099,278

The right-of-use asset is being depreciated on a straight-line basis over the remaining lease term.

Accumulated Depreciation
Balance, August 31, 2023	$217,344
Depreciation	134,508
Translation adjustment	(45,543)
Balance, August 30, 2024	$306,310
Depreciation	32,874
Translation adjustment	(5,549)
Balance, November 30, 2024	$333,635

Carrying Amount
November 30, 2024	$765,643
August 31, 2024	$828,674

F-15

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

10. Right-of-use asset and lease liability (continued)

The following schedule shows the movement in the Company’s lease liability during the period:

	November 30, 2024	August 31, 2024

Balance, beginning of period	$977,107	$1,107,961
Interest Expense	13,921	62,604
Lease payments	(53,599)	(196,703)
Translation Adjustment	(35,546)	3,245
Balance, end of period	$901,883	$977,107

Current	158,259	161,508
Non-Current	743,624	815,599
	$901,883	$977,107

The following table provides a maturity analysis of the Company’s lease liability. The amounts disclosed in the maturity analysis are the contractual undiscounted cash flows before deducting interest or finance charges:

2025	209,596
2026	210,950
2027	211,015
2028	220,773
2029	196,920
2030	82,050
$1,131,304

F-16

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

11. Expenses

The following table provides a breakdown of the selling, general and administrative:

	Three months ended
	November 30, 2024	November 30, 2023
	$	$
Software Subscription	219,908	180,920
Office and general	45,571	68,121
Professional fees	29,275	-
Dues and Subscriptions	31,600	40,031
Rent	31,610	45,745
Consulting fees	9,679	166,313
Travel	20,589	39,177
Donations	652	476
Lease expense	1,045	16,104
Insurance	27,477	3,264
	417,406	560,151

12. Related party transactions and balances

Compensation of key management personnel includes the CEO, COO, CSO, and CFO:

	November 30, 2024	November 30, 2023
	$	$
Salaries, Wages and benefits	176,000	201,729
Share-based compensation	-	28,989

F-17

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

13. Deferred government grant

The Company was eligible for the Government of Canada Scientific Research and Experimental Development (SRED) program up to November 3, 2023. The Company has accrued $92,745 of SRED receivable as at November 30, 2024, which is recognized in trades and other receivables in the consolidated balance sheet. A portion of the funds received is related to costs that have been capitalized for the development of internally generated software recognized as intangible asset in Note 6. As at November 30, 2024, $27,219, (November 30, 2023 $51,047) was recognized as recovery of operating expenses in the consolidated statement of operations and comprehensive loss.

14. Risk management arising from financial instruments

a)	Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s principal financial assets that expose it to credit risk are cash and trade receivables. The Company mitigates this risk by monitoring the credit worthiness of its customers and holding cash at financial institutions.

The maximum credit exposure at November 30, 2024 is the carrying amount of cash and trade receivables. The Company’s exposure to credit risk is considered to be low, given the size and nature of the various counterparties involved and their history of performance.

The Company has not historically incurred any significant credit loss in respect of its trade receivables. Based on consideration of all possible default events over the assets’ contractual lifetime, the expected credit loss in respect of the Company’s trade receivables was minimal as at November 30, 2024 and August 31, 2024.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have any variable interest-bearing debt.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, by continuously monitoring actual and forecasted cash flows, refer to Going Concern in Note 1.

d)	Management of capital

The Company’s objective of managing capital, comprising of shareholders’ equity, is to ensure its continued ability to operate as a going concern. The Company manages its capital structure and makes changes to it based on economic conditions.

Management and the Board of Directors review the Company’s capital management approach on an ongoing basis and believe this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. The Company’s capital management objectives, policies and processes have remained unchanged during the period ended November 30, 2024.

F-18

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended November 30, 2024 - Unaudited

(Expressed in US Dollars)

15. Commitments and contingencies

In the ordinary course of operating, the Company may from time to time be subject to various claims or possible claims. Management believes that there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows. These matters are inherently uncertain, and management’s view of these matters may change in the future.

See note 10 related to lease commitments.

16. Disaggregation of revenue

	Three months ended
	November 30, 2024	November 30, 2023
	$	$
Gross Billing	4,405,908	3,873,320
Commission expense	3,991,626	3,600,073
Revenue	414,282	273,247

Subscription revenue	182,180	183,245
Other revenue	51,005	70,757
Sponsorship revenue	91,264	-
Underwriting revenue	27,343	42,106
Total revenue	766,074	569,355

17. Loan

The Company entered into a loan on October 22, 2024 for short term loan of $525,000. The loan is unsecured and the repayable by May 08, 2025. The loan is repayable at the multiple of 1.44.

18. Subsequent events

Company’s directors are committed to contribute towards the working capital and uptill now CA$850,000 were already deposited into company’s accounts. This is unsecured short-term loan, carries interest at the rate of 12 percent per annum.

Company has repaid the loan obtained on October 22, 2024 with interest on Dec 27, 2024.

F-19

Pineapple Financial Inc.

Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pineapple Financial Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pineapple Financial Inc. (the “Company”) as at August 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended August 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended August 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has negative cash flows from operating activities which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants Licensed Public Accountants
We have served as the Company’s auditor since 2020.
Mississauga, Canada
December 19, 2024

MNP LLP

Suite 900, 50 Burnhamthorpe Road W, Mississauga ON, L5B 3C2	T: 416.626.6000 F: 416.626.8650
MNP.ca

F-21

Pineapple Financial Inc.

Consolidated Balance Sheets

As at August 31, 2024 and 2023

(Expressed in US Dollars)

As at:		August 31, 2024	August 31, 2023
Assets
Current assets
Cash		$580,356	$720,365
Trade and other receivables	Note 13	155,224	758,988
Prepaid expenses and deposits		157,911	218,150
		893,491	1,697,503

Investment	Note 4	10,042	10,013
Right-of-use asset	Note 10	828,674	960,377
Property and equipment	Note 5	152,610	242,091
Intangible assets	Note 6	2,211,775	1,718,954
		$4,096,592	$4,628,938

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$1,125,477	$605,319
Deferred revenue	Note 2	111,921	-
Loan	Note 17	-	430,098
Current portion of lease liability	Note 10	161,508	138,372
		1,398,906	1,173,789

Deferred government incentive	Note 13	491,251	699,627
Lease liability	Note 10	815,599	969,589
Warrant liability	Note 8	41,520	-
		$2,747,276	$2,843,005

Shareholders’ Equity
Common shares, no par value; unlimited authorized; 8,425,353 issued and outstanding shares as of August 31, 2024 and 6,306,979 as at August 31, 2023.	Note 7	8,559,856	4,903,031
Additional paid-in capital	Note 8,9	2,955,944	2,955,944
Accumulated other comprehensive loss		(408,510)	(417,727)
Accumulated deficit		(9,757,974)	(5,655,315)
		1,349,316	1,785,933
		$4,096,592	$4,628,938

Description of business (note 1)
Contingencies and commitments (note 15)
Subsequent events (note 20)
Approved on behalf of Board of Directors

“Shuba Dasgupta”	“Drew Green”

The accompanying notes are an integral part of these consolidated financial statements

F-22

Pineapple Financial Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

For the year ended		August 31, 2024	August 31, 2023
Revenue	Note 16	$2,688,987	$2,502,264

Expenses
Selling, general and administrative	Note 11	2,382,225	2,170,149
Advertising and Marketing		860,047	844,796
Salaries, wages and benefits		2,436,783	2,330,127
Interest expense and bank charges		93,472	56,316
Depreciation and amortization	Note 5,6,10	838,843	441,159
Share-based compensation	Note 9	-	33,091
Government Incentive	Note 13	(97,646)	(591,480)
Total expenses		$6,513,724	$5,284,158

Loss from operations		(3,824,737)	(2,781,894)
Write down of investment	Note 4	-	(27,143)
(Loss) on extinguishment of liability	Note 18	(156,339)	-
Foreign exchange gain (loss)		(38,836)	-
Gain on change in fair value of warrant liability	Note 8	63,769	-
Gain on change in fair value of conversion feature liability	Note 18	76,543	-
Accretion expense	Note 18	(223,059)	-
Loss before income taxes		$(4,102,659)	$(2,809,037)

Net loss		(4,102,659)	(2,809,037)
Foreign currency translation adjustment		9,217	(64,509)

Net loss and comprehensive loss		$(4,093,442)	$(2,873,546)

Loss per share - basic and diluted		$(0.57)	$(0.45)

Weighted average number of common shares outstanding - basic and diluted		7,145,939	6,306,979

The accompanying notes are an integral part of these consolidated financial statements

F-23

Pineapple Financial Inc.

Consolidated Statements of Shareholders’ Equity

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

		Additional	Accumulated
	Common	Paid in	other	Accumulated	Total
	Shares	Capital	comprehensive	(deficit)	shareholders’
	(note 7)	(note 8 and 9)	loss	earnings	equity
	$	$	$	$	$
Balance, August 31, 2022	4,903,031	2,922,853	(353,218)	(2,846,278)	4,626,388
Share-based compensation	-	33,091	-	-	33,091
Foreign exchange translation	-	-	(64,509)	-	(64,509)
Net loss	-	-	-	(2,809,037)	(2,809,037)
Balance, August 31, 2023	4,903,031	2,955,944	(417,727)	(5,655,315)	1,785,933

Shares issued on Initial Public offering on November 3, 2023	2,751,937	-	-	-	2,751,937
Shares issued against convertible note	465,680	-	-	-	465,680
Shares issued against equity purchase agreement	487,491	-	-	-	487,491
Warrants issued related to Initial Public Offering	(48,283)	-	-	-	(48,283)
Foreign exchange translation	-	-	9,217	-	9,217
Net loss	-	-	-	(4,102,659)	(4,102,659)
Balance, August 31, 2024	8,559,856	2,955,944	(408,510)	(9,757,974)	1,349,316

The accompanying notes are an integral part of these consolidated financial statements

F-24

Pineapple Financial Inc.

Consolidated Statements of Cash Flow

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

For the year ended:		August 31, 2024	August 31, 2023
		$	$
Cash provided by (used for) the following activities

Operating activities
Net loss for the year		(4,102,659)	(2,809,037)
Adjustments for the following non-cash items:
Depreciation of property and equipment	Note 5	87,803	67,674
Amortization of intangible assets	Note 6	616,532	265,150
Depreciation on right of use asset	Note 10	134,508	108,335
Interest expense on lease liability	Note 10	62,604	56,316
Share-based compensation	Note 9	-	33,091
Write down of investment	Note 8	-	27,143
Change in fair value of warrant liability		63,769	-
Accretion Expense		223,059	-
Loss on extinguishment of liability		156,339	-
Gain (loss) on change in fair value of the conversion feature liability		(76,543)	-
Foreign exchange gain (loss)		38,836	-
Net changes in non-cash working capital balances:
Trade and other receivables		603,764	(26,242)
Prepaid expenses and deposits		60,239	265,545
Accounts payable and accrued liabilities		519,943	(174,795)
Deferred government incentive		(208,376)	-
Deferred revenue		111,921	-
Income taxes receivable		-	70,715
		(1,708,261)	(2,116,105)

Financing activities
Share capital issuance	Note 7	2,751,937	-
Proceed from conversion note	Note 18	300,000	-
Proceed from Equity purchase agreement		487,491	-
Proceed from SRED loan		87,369	430,098
Repayment of SRED loan	Note 17	(517,467)	-
Repayment of lease obligations	Note 10	(196,703)	(81,090)
		2,912,627	349,008

Investing activities
Additions to intangible assets	Note 6	(1,112,399)	(1,300,225)
Additions to property and equipment	Note 5	(4,991)	(62,073)
		(1,117,390)	(1,362,298)

Net change in cash		86,976	(3,129,395)
Effect of changes in foreign exchange rates		(226,985)	(47,079)
Cash, beginning of year		720,365	3,896,839
Cash, end of year		580,356	720,365

Supplementary cash flow information:
Interest paid		35,281	-
Income taxes paid		-	-

The accompanying notes are an integral part of these consolidated financial statements

F-25

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

1. Description of business

Pineapple Financial Inc. (the” Company”) is a leader in the Canadian mortgage industry, breaking the mould by focusing on both the long-term success of agents and brokerages, as well as the overall experience of homeowners. With over 600 brokers within the network, the Company utilizes cutting-edge cloud-based tools and AI-driven systems to enable its brokers to help Canadians realize their ultimate dream, owning a home.

The Company was incorporated in 2006, under the Ontario Business Corporations Act. The Company’s head office is located at 200-111 Gordon Baker Road, Toronto, Ontario, M2H 3R1 Canada and its securities are publicly listed on the New York Stock Exchange American (NYSEAmerican) under ticker “PAPL”. The Company completed an Initial Public Offering on October 31, 2023 for gross proceeds of $3,500,000 and the first day of trading was November 1, 2023.

Impact from the global inflationary pressures leading to higher interest rates

During the first quarter of 2024, due to inflationary pressures that were felt around the globe, central banks all over the world increased interest rates steadily to reduce these pressures. The impact on the real estate market has been to reduce the price wars, bidding, and control over the runaway prices. This has led to modifications in all businesses associated with real estate including the Company. With the interest rates increases which reduces prices has led to reduced volume for the Company. It is unknown how long the increased interest rates will last. The Company determined that there were no material expectations of increased credit losses, and no material indicators of impairment of long-term assets.

Going Concern

The Company continues to focus its efforts predominantly on research and development activities. During this process, it has incurred significant operating losses, a trend expected to persist for the foreseeable future. As of August 31, 2024, the Company reported an accumulated deficit of $9,757,974, compared to $5,655,315 as of August 31, 2023. Negative cash flows from operating activities amounted to $1,708,261 during the fiscal year ended August 31, 2024, down from $2,116,105 in the prior year.

To sustain its operations, the Company plans to explore additional capital and financing sources while managing existing working capital resources. However, the Company’s ability to continue as a going concern is subject to its capacity to achieve future profitability and secure the necessary funding to meet obligations as they arise. The uncertainty surrounding its ability to raise financial capital and generate profitable operations raises substantial doubt about its ability to continue as a going concern.

These consolidated financial statements do not include adjustments that might be necessary should the Company be unable to continue as a going concern. For further details, see Note 20, which discusses a $1.00 million offering completed in November 2024 and a $0.525 million short term loan in October 2024.

2. Significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

The consolidated financial statements were authorized for issue by the Board of Directors on December 19, 2024.

Basis of preparation, functional and presentation currency

The consolidated financial statements have been prepared in accordance with US GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business on the historical cost basis except for certain financial instruments that are measured at fair value, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets. All financial information is in US Dollars (“USD”) as the Company’s presentation currency and transactions are conducted in the functional currency of Canadian dollars (“CAD”).

Adjustment for Reverse Stock Split

In July 2023, the Board approved a 1-for-3.9 reverse stock split, or the Reverse Split, which was implemented on July 14, 2023. Consequently, all the share numbers, shares prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

Operating segments

The Company determines its reporting units in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 280, Segment Reporting. The Company evaluates a reporting unit by first identifying its operating segments under ASC 280. The Company operates as one operating segment which is reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-makers are responsible for the allocation of resources and assessing the performance of the operating segment and have been identified as the CEO and CFO of the Company.

F-26

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Basis of consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Pineapple Insurance Inc and Pineapple National Inc. All transactions with the subsidiaries and any intercompany balances, gains or losses have been eliminated upon consolidation. The subsidiaries have a USD presentation currency, and the functional currency is in CAD, and accounting policies have been applied consistently to the subsidiaries.

ASC 842 Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received.

The right-of-use assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The Company recognized a lease liability and right-of-use asset for most leases and applied ASC 842. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate at the date of initial application, estimated to be 6%. Right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application.

Financial instruments

The following table shows the classification categories under US GAAP ASC 825 for each class of the Company’s financial assets and financial liabilities.

Asset / liability:	Classification:

Cash	FVTPL
Trade and other receivables	Amortized cost
Investments	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Loan	Amortized cost
Warrant liability	FVTPL

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

F-27

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Classification and subsequent measurement

On initial recognition, financial assets are classified and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade and other receivables.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and investments.

●	Designated at fair value through profit or loss - On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

F-28

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Financial instruments (continued from previous page)

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions, and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit- impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, except for financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

F-29

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Financial instruments (continued from previous page)

Impairment of non-financial assets

Property and equipment, and intangible assets (other than goodwill) are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. When an indication of impairment is identified, the carrying value of the asset or group of assets is measured against the recoverable amount. The Company evaluates impairments losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Fair value

Assets and liabilities carried at fair value must be classified using a three-level hierarchy that reflects the significance and transparency of the inputs used in making the fair value measurements.

Level 1	inputs are unadjusted quoted prices of identical instruments in active markets;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3	inputs that are not based on observable market data (unobservable data).

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Cash is recorded at fair value using level 1 inputs and investments are recorded at fair value using level 3 inputs and warrant liability is measured using level 2 inputs. During the year, there were no transfers between the levels of fair value.

Income taxes

The liability method is used in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recorded in the results of operations in the period that includes the enactment date under the law.

We establish valuation allowances for deferred tax assets based on a more likely than not standard. Deferred income tax assets are evaluated quarterly to determine if valuation allowances are required or should be adjusted. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence factors. It is difficult to conclude a valuation allowance is not required when there is significant objective and verifiable negative evidence, such as cumulative losses in recent years. We utilize a rolling three years of actual and current year results as the primary measure of cumulative losses in recent years.

Income tax expense (benefit) for the year is allocated between continuing operations and other categories of income such as Other comprehensive income (loss). In periods in which there is a pre-tax loss from continuing operations and pre-tax income in another income category, the tax benefit allocated to continuing operations is determined by taking into account the pre-tax income of other categories. We record Global Intangible Low Tax Income (GILTI) as a current period expense when incurred.

We record uncertain tax positions on the basis of a two-step process whereby we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and for those tax positions that meet the more likely than not criteria, we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. We record interest and penalties on uncertain tax positions in Income tax expense (benefit).

F-30

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from shareholders’ equity.

Earnings per share

The Company calculates basic earnings per share amounts for earnings attributable to common shareholders. Basic earnings per share is calculated by dividing earnings attributable to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year.

For the purpose of calculating diluted earnings per share, the Company adjusts the earnings attributable to common shareholders, and the weighted average number of common shares outstanding during the year, for the effects of all dilutive potential common shares. Potential common shares are treated as dilutive when, and only when, their conversion to common shares would decrease earnings per share or increase earnings per share from continuing operations.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 9.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the additional paid-in capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses, if any. Cost includes all expenditures incurred to bring the assets to the location and condition necessary for them to be operated in the manner intended by management.

Depreciation is calculated using the following terms and methods:

Equipment	5 years	Straight Line
Furniture	5 years	Straight Line
IT Equipment	3 years	Straight Line
Leasehold Improvement	5 years	Straight Line
Laptops	3 years	Straight Line

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in profit or loss in the year the asset is derecognized.

F-31

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Development costs for internally-generated intangible assets are capitalized when all of the following conditions are met:

●	The costs attributable to the asset can be measured reliably.
●	It is probable that the intangible asset will generate future economic benefits.
●	The Company can demonstrate the control and ability to use the intangible asset.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditures are charged to the consolidated statement of operations and comprehensive loss in the period in which the expense is incurred.

Intangible assets with finite lives are amortized over the estimated useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations and comprehensive loss and in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations and comprehensive loss.

Intangible assets are recorded at cost, net of accumulated amortization and accumulated impairment losses, if any. Cost includes all expenditures incurred to bring the assets to the location and condition necessary for them to be operated in the manner intended by management.

Amortization is calculated using the following terms and methods:

Software	7 years	Straight Line

An intangible asset is derecognized upon disposal or termination. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in profit or loss in the year the asset is derecognized.

Revenue recognition

The Company generates its revenue by charging commissions on mortgages that are applied for through the automation and digitalization process that the Company has in place.

F-32

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Revenue recognition (continued)

The Company has adopted ASC 606 (Revenue from Contracts with Customers). The standard provides a single comprehensive model for revenue recognition. The core principle of the standard is that an entity shall recognize revenue to depict the transfer of promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduced a new contract-based revenue recognition model with a measurement approach that is based on an allocation of the transaction price. It establishes a five-step model to account for revenue arising from contracts with customers. Under ASC 606, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring good or services to a customer. The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with customers. The standard also specifies the accounting for incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer.

Rendering of services - The Company hosts an online website, using Salesforce, that brokers and agents can utilize to close out deals.

The Company’s subsidiary, Pineapple Insurance Inc., generates its revenue by charging commission on for insurance policies and services. Pineapple Insurance is associated with a major insurance company from which it earns commissions for the provision of these services, primarily mortgage insurance. Mortgage insurance is a requirement of each mortgage. Pineapple Insurance has also adopted ASC 606. Typically, Pineapple Insurance is the agent supplying insurance services to the consumer and paid a commission from the premiums collected by the insurance company whose products and services it provides to the end consumer.

The Company has four revenue streams:

a)	Sales Revenue is commission collected from financial institutions with whom it has contracts in place. The Company earns revenue based on a percentage of mortgage amount funded between individual referred by the Company and financial institutions funding the mortgage. We are an agent in these deals as we provide the platform for other parties to provide services to the end-user. For each contract with a customer, the Company identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised. The Company recognizes revenue when: a contract exists with a lender party and an agent broker, the contract identifies the use of the platform service to close a mortgage deal, the mortgage deal has been closed with the lending financial institution, and commissions paid by the lending financial institution based on various criteria of the mortgage deal including but not limited to interest rates available at that time, term, seasonality, collateral, income, purpose, etc. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business. Revenue is recognized at the end of the deal upon completion of all the actions listed above. A typical transaction attracts a commission fee payable to Pineapple Financial Inc.
b)	Subscription Revenue is a flat fee that is charged to the brokers and agents for use of the platform. Revenue is recognized over the service period.
c)	Underwriting Revenue is a flat fee charged for risk pre-assessment of the deal before it is submitted to the Lender Partner for funding. The flat fee is based on the amount of funded volume being financed in the deal. Revenue is recognized at the end of the deal upon completion of the actions listed in a).
d)	Sponsorship revenue is received from lenders to promote their brands at company events. Company received the revenue in advance and any unused sponsorship revenue is treated as Deferred Revenue.

F-33

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Principal versus Agent considerations

Judgement is required in determining whether the Company is a principal or agent in transactions with the lending financial institutions (“Lender Partner”). The Company evaluates the presentation of revenue on a gross basis, or a net basis based on whether the Company controls the service provided to the end user and are the principal (i.e., “Gross”) or the Company arranges the brokers to provide the service to the end user and are an agent ( i.e., “Net”). This determination impacts the presentation of the commission payable to the brokers.

For the transactions with the Lender partner our role is to provide instructions to the brokers on the information required from homeowners to complete a successful mortgage application that would be presented to the Lender partner to review and accept and pay a commission to Pineapple for facilitating a successful mortgage application. The Company concluded that the control of the mortgage application is with brokers as the ultimate information that is to be obtained from the homeowners to provide to the lender partner is controlled by the broker and the Company only facilitates the information transfer from the broker to the Lender partner to obtain mortgage for the homeowner as such the Company is an agent.

Basic and diluted net loss per Share:

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive ordinary shares are anti-dilutive.

Recently issued and adopted accounting standards:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

Recently Adopted
In July 2023, the FASB issued 2023-03 - Presentation of Financial Statements (Topic 205), Income Statement - Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation - Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022, EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 - General Revision of Regulation S-X: Income or Loss Applicable to Common Stock (SEC Update). The adoption of this standard on August 1, 2023, did not result in amended disclosures in the Company’s consolidated financial statements, nor did this standard have a material impact the Company’s results of operations.

In March 2024, the FASB issued ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The update enhances disclosures by requiring entities to provide more detailed information about significant segment expenses, other segment items, and measures of segment profit or loss used by the chief operating decision maker (CODM). The guidance also requires qualitative descriptions of the methods used to determine segment profit/loss and asset measurement. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements but resulted in expanded disclosures within the segment reporting footnotes.

Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard modifies the rules on income tax disclosures to require entities to disclose specific categories in the rate reconciliation, the income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state, and local jurisdictions. The ASU is effective for years beginning after December 15, 2024, but early adoption is permitted. This ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of this standard on its financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-01 - Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This standard clarifies whether profits interest and similar awards fall within the scope of stock-based compensation guidance as defined in ASC Topic 718, introducing examples to demonstrate this. The ASU includes scenarios where profits interest awards are classified as equity instruments or liability awards and situations where they fall outside ASC Topic 718, being accounted for under ASC Topic 710. The ASU is effective for years beginning after December 15, 2024, but early adoption is permitted. This ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of this standard on its financial statements and disclosures.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company had no material provisions as at August 31, 2024 and 2023.

Deferred government grant

Government grants are recognized when there is reasonable assurance that the grants will be received and the company will comply with the conditions. The grants is deferred and recognized as a liability and is recognized in the statement of operations and compressive loss over the useful life of the intangible asset.

F-34

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

3. Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements requires the directors and management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical estimates and judgments applied by management that most significantly affect the Company’s consolidated financial statements. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Investments (level 3)

Where the fair values of financial assets and financial liabilities recorded on the consolidated statements of financial position, cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible; where observable market data is not available, Management’s judgment is required to establish fair values.

Share based compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statements of income and comprehensive income based on estimates of volatility, forfeitures and expected lives of the underlying stock options which are at a maximum of 36 months vesting period.

Warrant Liability:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations and comprehensive loss.

The warrants are not precluded from equity classification and are accounted for as such on the date of issuance and will be on each consolidated balance sheet date thereafter. As the warrants are equity classified, they are initially measured at fair value (or allocated value).

Derivative Financial Instrument:

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss. For derivative instruments that are classified as equity, the derivative instruments are initially measured at fair value (or allocated value), and subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

Going Concern

Preparation of the consolidated financial statement on a going concern basis, which contemplates the realization of assets and payments of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets, including its intangible assets and to meet its liabilities as they become due

F-35

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

3. Significant accounting judgments, estimates and assumptions (continued)

Useful life of Assets

Significant judgement is involved in determination of useful life for the property plant and equipment and intangible assets. Management assesses the reasonability of the useful life on an annual basis to record the depreciation of the intangibles and property plant and equipment.

The intangible assets were initially assigned a useful life of 5 years. However, in June 2024, based on a reassessment of the software’s expected utility, the Company revised its estimate of the useful life to 7 years.

This change in estimate has been accounted for prospectively in accordance with ASC 250, Accounting Changes and Error Corrections. The revision impacts the future amortization of these intangible assets, aligning the amortization period with the updated estimate of their economic benefit. In accordance with its policy, the Company reviews the estimated useful lives of intangible assets on an ongoing basis. This review indicated that the actual lives of certain intangible assets were longer than the estimated useful lives used for amortization purposes in the Company’s consolidated financial statements. As a result, effective June 1, 2024, the Company changed its estimated useful life of intangible assets to better reflect the estimated periods during which these assets will remain in service. The estimated useful life of intangible assets was previously 5 years were increased to 7 years. The effect of this change in estimate was to reduce the 2024 amortization expense by $41,740, decrease 2024 net loss by $41,740, and decrease 2024 basic and diluted loss per share by $0.01.

4. Investments

During the year ended August 31, 2021, the Company purchased an investment in a private company. The Company holds a 5% interest with no significant influence. The investment is recorded at FVTPL using level 3 inputs. As at August 31, 2024, the Company recognized a $Nil change in fair value (2023- $27,143). Change in fair value during the current period due to foreign exchange translation.

5. Property and equipment

The Company’s property and equipment consist of equipment, furniture, IT equipment, leasehold improvements and laptops.

Property and equipment
Cost
Balance, August 31, 2022	$296,999
Additions	62,073
Translation adjustment	(9,789)
Balance, August 31, 2023	$349,283
Additions	4,991
Translation adjustment	569
Balance, August 31, 2024	$355,576

Accumulated depreciation
Balance, August 31, 2022	$49,334
Depreciation	67,674
Translation adjustment	(9,816)
Balance, August 31, 2023	$107,192
Depreciation	87,803
Translation adjustment	7,971
Balance, August 31, 2024	$202,966

Net carrying value
August 31, 2024	$152,610
August 31, 2023	$242,091

F-36

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

6. Intangible assets

During the current period, the Company capitalized development costs related to internally generated software classified as intangible assets.

Intangible assets
Cost
Balance, August 31, 2022	$779,490
Additions	1,300,225
Translation adjustment	(22,190)
Balance, August 31, 2023	$2,057,525
Additions	1,112,399
Translation adjustment	(1,794)
Balance, August 31, 2024	$3,168,130

Accumulated amortization
Balance, August 31, 2022	$77,102
Amortization	265,150
Translation adjustment	(3,681)
Balance, August 31, 2023	$338,571
Amortization	616,532
Translation adjustment	1,252
Balance, August 31, 2024	$956,355

Net carrying value
August 31, 2024	$2,211,775
August 31, 2023	$1,718,954

The estimated amortization expense of definite-lived intangible assets is as follows:

Year ending August 31,

2025	491,506
2026	491,506
2027	491,506
2028	491,506
2029	245,753
$2,211,775

F-37

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

7. Share capital

Authorized share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

	#	$
Balance, August 31, 2022 and 2023	6,306,979	4,903,031

Issuance of Common Shares on Initial Public Offering	875,000	3,500,000
Issuance of Common Share against Conversion Note	501,875	465,680
Issuance of Common Shares on Equity Purchase Agreement	741,499	487,491
Share Issuance Costs	-	(748,063)
Warrants issued	-	(48,283)

Balance, August 31, 2024	8,425,353	8,559,856

On November 3, 2023, the Company completed Initial Public Offering (IPO) and was listed on the New York Stock Exchange American (NYSEAmerican) under the ticker PAPL. The Company issued 875,000 shares on the initial public offering and received gross proceeds of $3,500,000 on the closing of the public offering. The Company incurred $796,346 in share issue costs related to underwriter fees and legal cost fees. The share issue cost balance includes the fair value of $48,283 related to 26,250 representative warrants that were issued on November 3, 2023, to the underwriters for an exercise price of $4 and expiring on October 31, 2028.

During July and August 2024, the Company issued 501,875 common shares to Brownstone Corporation as part of the conversion of a previously issued convertible note. The conversion included a principal amount of $300,000 and accrued interest of $4,347 at an annual interest rate of 8.00%, as per Note 18.

On May 10, 2024, the Company entered into an equity purchase agreement (the “EPA”) with Brown Stone Capital Ltd., a corporation organized under the laws of England and Wales (the “Investor”) pursuant to which the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase up to Fifteen Million Dollars ($15,000,000.00) of the Company’s common shares and issue 200,000 Company’s common shares as a commitment fee under the EPA to the Investor (collectively as the “EPA Shares”) at purchase price to be determined as per the terms and conditions of the EPA.

In relation to the EPA Shares the Company has entered into a registration rights agreement dated May 10, 2024 (the “RRA”) with the Investors, requiring the Company to register the EPA Shares issued under the EPA.

In August 2024, the Company issued 741,499 common shares pursuant to a put notice with Brownstone Corporation, for a total price of $487,491.

F-38

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

8. Warrants

a)	Common Share purchase warrant

	#	$
Balance, August 31, 2023	1,652,988	2,922,853
Share-based compensation expense	-	33,091
Balance, August 31, 2024	1,652,988	2,955,944

b)	Warrant Liability

As noted in Note 7 above on November 3, 2023, the Company issued 26,250 warrants at an exercise price of $4 with an expiry date of October 31, 2028 and on May 10, 2024 the Company entered into a convertible debt transaction (Note 18) and also issued 1,000,000 warrants at an exercise price of $5 with an expiry date of February 10, 2025. As per ASC 815 the instruments did not meet the criteria to be classified as equity instruments as such were classified as a financial liability. Below is the continuity of the warrant liability valuation.

The warrants issued on November 3, 2023 were valued using the Black-Scholes method with the share price of $1.86, exercise price of $4, term of 5 years, risk free rate of 3.79% and volatility of 142% at issuance and share price of $1.15, exercise price of $4, term of 4.42 years, risk free rate of 3.79% and volatility of 142% as at August 31, 2024.

The warrants issued in May 2024 were valued using the Black-Scholes method with the share price of $1.29, exercise price of $5, term of 6 months, risk free rate of 3.79%, credit spread of 31.46% and volatility of 104% at issuance and share price of $1.94, exercise price of $4, term of 6 months, risk free rate of 4.79%, credit spread of 31.55% and volatility of 104% as at August 31, 2024.

	#	$
Balance at August 31, 2023	-	-
Issuance of warrants	26,250	48,283
Issuance of warrants related to the convertible debt	1,000,000	56,701
Change in fair value of warrant liability		(63,769)
Fair Value of Warrants at August 31, 2024	1,026,250	41,520

	August 31, 2024	August 31, 2023

Weighted average estimated fair value per common share	$0.45	n/a
Weighted average exercise price of the warrant	$2.85	n/a
Weighted average expected life of the warrant	0.85 years	n/a

As at August 31, 2024, the warrants have no intrinsic value (August 31, 2023 - nil).

F-39

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

9. Share-based benefits reserve

The Company has a share option plan (the “Plan”) to attract, retain and motivate qualified directors, officers, employees and consultants whose present and future contributions are important to the success of the Company by offering them an opportunity to participate in the Company’s future performance through the award of share options.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

In 2017, the Plan was amended such that the total number of common shares reserved and available for grant and issuance pursuant to the Plan is to equal 10% of the issued and outstanding common shares of the Company.

Options granted on June 14, 2021, vest over a 2-year period whereby 25% of the options granted vested on the date of grant, and the remaining unvested options vest in equal instalments every 6-months thereafter. The fair value of stock options granted was $1,317,155. A total stock-based compensation expense was recognized of $Nil for year ended August 31, 2024 (August 31, 2023 - $57,340).

The Chief Financial Officer was granted 63,821 Stock options on November 15, 2021 as part of his compensation package. The options vest over a 3-year period whereby 8,974 of the options granted vested on the grant date and the remaining unvested options vest in equal instalments every 6-months thereafter. The fair value of the stock options granted was $141,885. The Chief Financial Officer options were forfeited during the year ended August 31, 2023. For year ended August 31, 2024, stock-based compensation expense of $nil (August 31, 2023 - $Nil) was recognized.

The following reconciles the options outstanding at the beginning and end of the period that were granted to eligible participants pursuant to the Plan:

	August 31, 2024		August 31, 2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	#	$	#	$
Balance, beginning of year	565,689	3.72	628,510	3.71
Forfeited during the year	-	-	(62,821)
Balance as at year end	565,689	3.61	565,689	3.72
Exercisable as at year end	565,689	3.61	565,689	3.72

As at August 31, 2024, the options have no intrinsic value (August 31, 2023 - nil). As at August 31, 2024, all options are exercisable with a weighted average remaining life of 1.8 years (August 31, 2023 - 2.8 years).

F-40

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

10. Right-of-use asset and lease liability

The Company leases all its office premises in Ontario and British Columbia, Canada. The Company extended the current Ontario premises of 4,894 sq. ft. lease to January 1, 2030, and acquired additional premises of 8,368 square feet adjacent to the current office premises with the same landlord. The additional premises lease also expires on January 1, 2030. The total area of use by the Company is 13,262 sq. ft. The Company acquired a 1,454 square feet premise lease in British Columbia commencing August 1, 2023 and expiring on July 31, 2028. The Company recognized a right-of-use asset and corresponding lease liability in respect of this lease. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at September 1, 2017 (date of initial application), estimated to be 6%. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet immediately before the date of initial application.

The following schedule shows the movement in the Company’s right-of-use asset:

Right-of-use asset

Cost
Balance, August 31, 2022	$1,084,523
Additions	141,799
Translation adjustment	(48,600)
Balance, August 31, 2023	1,177,721
Translation adjustment	(42,737)
Balance, August 31, 2024	$1,134,984

The right-of-use asset is being depreciated on a straight-line basis over the remaining lease term.

Accumulated Depreciation
Balance, August 31, 2022	$130,432
Depreciation	108,335
Translation adjustment	(21,423)
Balance, August 30, 2023	$217,344
Depreciation	134,508
Translation adjustment	(45,542)
Balance, August 31, 2024	$306,310

Carrying Amount
August 31, 2024	$828,674
August 31, 2023	$960,377

F-41

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

10. Right-of-use asset and lease liability (continued)

The following schedule shows the movement in the Company’s lease liability during the year:

	August 31, 2024	August 31, 2023

Balance, beginning of year	$1,107,961	$1,020,585
Additions	-	141,799
Interest Expense	62,604	56,316
Lease payments	(196,703)	(81,090)
Translation Adjustment	3,245	(29,649)
Balance, end of year	$977,107	$1,107,961

Current	161,508	138,372
Non-Current	815,599	969,589
	$977,107	$1,107,961

The following table provides a maturity analysis of the Company’s lease liability. The amounts disclosed in the maturity analysis are the contractual undiscounted cash flows before deducting interest or finance charges:

2025	217,359
2026	218,555
2027	215,983
2028	229,418
2029	201,431
2030	83,929
$1,166,675

F-42

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

11. Expenses

The following table provides a breakdown of the selling, general and administrative:

	Year ended
	August 31, 2024	August 31, 2023
	$	$
Software Subscription	898,870	816,913
Office and general	199,756	187,818
Professional fees	414,482	661,265
Dues and Subscriptions	269,106	58,366
Rent	207,560	165,750
Consulting fees	62,598	210,063
Travel	160,643	97,372
Donations	7,449	46,002
Lease expense	71,148	7,534
Insurance	90,613	(80,934)
	2,382,225	2,170,149

12. Related party transactions and balances

Compensation of key management personnel includes the CEO, COO, CSO, and CFO:

	August 31, 2024	August 31, 2023
	$	$
Salaries, Wages and benefits	776,278	522,916
Share-based compensation	-	28,989

F-43

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

13. Deferred government grant

The Company was eligible for the Government of Canada Scientific Research and Experimental Development (SRED) program up to November 3, 2023. The Company has accrued $93,226 of SRED receivable as at August 31, 2024, which is recognized in trades and other receivables in the consolidated balance sheet. A portion of the funds received is related to costs that have been capitalized for the development of internally generated software recognized as intangible asset in Note 6 as such $491,251 (August 31, 2023 - $699,627) of the balance received and accrued is recognized as deferred government incentive balance and will be recognized as recovery in the consolidated statement of operations and comprehensive loss over the useful life of the intangible assets. As at August 31, 2024, $97,646, (August 31, 2023 $591,480) was recognized as recovery of operating expenses in the consolidated statement of operations and comprehensive loss.

14. Risk management arising from financial instruments

a)	Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s principal financial assets that expose it to credit risk are cash and trade receivables. The Company mitigates this risk by monitoring the credit worthiness of its customers and holding cash at financial institutions.

The maximum credit exposure at August 31, 2024 is the carrying amount of cash and trade receivables. The Company’s exposure to credit risk is considered to be low, given the size and nature of the various counterparties involved and their history of performance.

The Company has not historically incurred any significant credit loss in respect of its trade receivables. Based on consideration of all possible default events over the assets’ contractual lifetime, the expected credit loss in respect of the Company’s trade receivables was minimal as at August 31, 2024 and August 31, 2023.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have any variable interest-bearing debt.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, by continuously monitoring actual and forecasted cash flows, refer to Going Concern in Note 1.

d)	Management of capital

The Company’s objective of managing capital, comprising of shareholders’ equity, is to ensure its continued ability to operate as a going concern. The Company manages its capital structure and makes changes to it based on economic conditions.

Management and the Board of Directors review the Company’s capital management approach on an ongoing basis and believe this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended August 31, 2024.

F-44

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2024 and 2023

(Expressed in US Dollars)

15. Commitments and contingencies

In the ordinary course of operating, the Company may from time to time be subject to various claims or possible claims. Management believes that there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows. These matters are inherently uncertain, and management’s view of these matters may change in the future.

See note 10 related to lease commitments.

16. Disaggregation of revenue

	Year ended
	August 31, 2024	August 31, 2023
	$	$
Gross Billing	16,264,172	15,026,896
Commission expense	14,895,885	13,931,836
Revenue	1,368,287	1,095,060

Subscription revenue	738,697	736,708
Other revenue	320,505	332,448
Sponsorship revenue	107,741	189,968
Underwriting revenue	153,757	148,080
Total revenue	2,688,987	2,502,264

17. Loan

The Company entered into a loan on July 31, 2023, with a one-year term and maturity date of July 31, 2024. The Company obtained a loan of $430,098 with an annual compounded interest rate of 12% per annum. The Company paid a 2% advance fee to obtain the loan as at August 31, 2023. The Company received an additional advance of $87,369 related to the Loan during the year ended August 31, 2024. The Company obtained the loan based on the qualified SRED amount to be obtained for fiscal year 2023 and August 31, 2024, noted in Note 13. The loan was settled in full during March 2024. The interest on loan is shown separately in consolidated statements of cash flow.

18. Convertible Loan

On May 10, 2024, the Company issued an unsecured convertible debt (‘debt”) of $300,000 carrying a two-year term with interest on the outstanding principal amount from the date of issuance accrued at the rate of 8% per annum. The Company also issued 1,000,000 warrants with exercise price of $5 in connection with the convertible debt (Note 8).

The Company has an option to prepay the loan prior to the maturity date subject to a prepayment fee of $75,000.

The conversion price of the debt shall equal to 75% of the volume weighted average price (VWAP) on the trading day immediately preceding the conversion date.

The conversion feature of the note was not clearly and closely related to the debt and should be recognized as a derivative liability. The Company determined that the estimate fair value of the derivative liability is $76,543. The prepayment option was not clearly and closely related to the debt and should be recognized a derivative liability. The Company determined the estimated fair value of the prepayment option to be $nil.

The Company incurred debt issuance cost of $94,687 which was applied against the principal of the debt. The debt component of the convertible debt was valued using the effective interest method, based on an estimated effective interest of 46%.

During the year ended August 31, 2024, the Company incurred interest of $4,411 recognized in interest expense in the consolidated statement of operations and comprehensive loss accretion expense of $223,059 recognized in the consolidated statement of operations and comprehensive loss.

The convertible note was converted into shares in July 2024. Company issued 501,874 shares against the convertible note and the accrued interest thereon.

19. Income taxes

The reconciliation of the combined federal and state income tax rate of 26.5% (2023 - 26.5%) to the effective tax rate is as follows:

	August 31, 2024	August 31, 2023
(Loss) before recovery of income taxes	(4,102,659)	(2,809,037)

Expected income tax (recovery) expense	(1,087,200)	(744,395)
Non-deductible expenses	112,110	45,338
Share issuance cost booked directly to equity	(219,330)	-
Valuation Allowance	1,194,420	699,057
Income tax expense (recovery)	-	-

Deferred income taxes

The following table summarizes the component of deferred tax

	August 31, 2024	August 31, 2023
Deferred tax assets
Intangible assets	54,750	-
Finance lease liabilities	258,930	293,610
Convertible debentures	6,550	-
Investments	5,240	3,930
Share issuance costs	413,950	435,920
Operating tax losses carried forward	2,633,950	1,844,180
SR&ED Pool from T661	271,750	67,560
Charitable donations carryforward	28,010	29,000
	3,673,130	2,674,200
Valuation allowance	(3,440,100)	(2,266,630)
Total net deferred tax assets	233,030	407,570

Deferred tax liabilities

Property, plant and equipment	(13,430)	(41,190)
Right of use assets	(219,600)	(254,500)
Intangible assets	-	(110,960)
Loan	-	(920)
	(233,030)	(407,570)

Net deferred tax liability	-	-

The Canadian operating tax loss carry forward expire in 2044. The remaining deductible temporary differences may be carried forward indefinitely.

The Company has adopted the provisions of ASC 740-10, which clarifies the accounting for uncertain tax positions. ASC 740-10 requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not to be sustained upon examination based on the technical merits of the position. For the year ended August 31, 2024, the Company had no material unrecognized tax benefits, and based on the information currently available, no significant changes in unrecognized tax benefits are expected in the next 12 months.

20. Subsequent events

Company entered into a short term loan agreement for $525,000 during the month of October 2024. The loan has $25,000 adminstrative fee at the time of disbursement.

On November 14, 2024, Company issued 382,667 ordinary shares at the purchase price of $0.60 per share. Further Company also issued 1,284,000 Pre-funded Warrants at the price of $0.5999. Total gross proceeds from offering was $999,871

F-45

Up to [*] Units, with each Unit consisting of One Common Share and One Warrant to Purchase One Common Share

Up to [*] Pre-Funded Units, with each Pre-Funded Unit consisting of One Pre-Funded Warrant to Purchase One Common Share and One Warrant to Purchase One Common Share

Up to [*] Common Shares Underlying the Warrants

Up to [*] Common Shares Underlying the Pre-Funded Warrants

PINEAPPLE FINANCIAL INC.

PRELIMINARY PROSPECTUS

D. Boral Capital LLC

________________, 2025

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA filing.

Amount
Securities and Exchange Commission registration fee	$1,958
FINRA filing fee	3,145
Accountants’ fees and expenses	20,000
Legal fees and expenses	250,000
Printing and engraving expenses	5,000
Miscellaneous	69,897
Total expenses	$350,000

*	Previously paid.

Item 14. Indemnification of Directors and Officers.

Under the OBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the OBCA, our articles require us to indemnify our directors and former directors (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the OBCA.

II-1

Item 15. Recent Sales of Unregistered Securities.

On March 18, 2021, we completed a non-brokered private placement of 10,000,000 Common Shares at a price of $0.20 per Common Share.

On March 19, 2021 we completed a non-brokered private placement of 2,854,040 units of the Company at a price of $CAD 0.50 per unit. Each unit consisted of one Common Share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant is exercisable into one Common Share at an exercise price of CAD $0.75 per Common Share until the date that is 24 months from the date of a Liquidity Event. “Liquidity Event” means (i) the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”), the TSX Venture Exchange (the “TSXV”), the Canadian Securities Exchange (the “CSE”), or any other exchange as determined by the Company, or (ii) a transaction with a capital pool company or other company that is a reporting issuer in at least one jurisdiction of Canada by way of plan of arrangement, amalgamation, reverse take-over, qualifying transaction, or any other business combination or other similar transaction pursuant to which the Common Shares (or the common shares of the resulting issuer) are listed on the TSX, the TSXV, the CSE, or any other exchange as determined by the Company, and (iii) a sale of all or substantially all of the assets of the Company to a person other an affiliate of the Company; or (iv) a transfer of the Common Shares, a reorganization, amalgamation or merger or a plan of arrangement involving the Company, other than solely involving the Company and one or more of its affiliates, as a result of which the persons who were the beneficial owners of the Common Shares immediately prior to such transaction do not, following such transaction, beneficially own, directly or indirectly, more than 50% of the resulting voting shares on a fully-diluted basis.

On March 23, 2021, we completed a non-brokered private placement of 2,565,000 units of the Company at a price of CAD $0.50 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of CAD $0.75 per Common Share until the date that is 24 months from the date of a Liquidity Event.

On March 29, 2021, we completed a non-brokered private placement of 620,000 units of the Company at a price of CAD $0.50 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of CAD $0.75 per Common Share until the date that is 24 months from the date of a Liquidity Event.

On April 16, 2021, we issued 785,075 units of the Company as compensation to Gravitas Securities Inc. in respect of the non-brokered private placements completed on March 19, 23 and 29, 2021. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of CAD $0.75 per Common Share until the date that is 24 months from the date of a Liquidity Event.

On April 21, 2021, a brokered and non-brokered private placement of 4,795,600 units and 46,400 units of the Company, respectively, for an aggregate issuance of 4,842,000 units at a price of CAD $1.25 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of CAD $1.87 per Common Share until the date that is the earlier of April 21, 2026 and the date that is 24 months from the date of a Liquidity Event. The Company also issued 383,648 broker warrants in connection with the brokered private placement and 3,712 fiscal advisory warrants in connection with the non-brokered private placement (collectively, the “Compensation Warrants”). Each Compensation Warrant is exercisable into units of the Company (each, a “Compensation Unit”), with each Compensation Unit comprised of one Common Share and one-half of one Warrant (each whole Warrant a “Compensation Unit Warrant”) until the date that is 24 months from the date of a Liquidity Event. Each Compensation Unit Warrant is exercisable into one Common Share at an exercise price of CAD $1.87 per Common Share for a period of 24 months from the date of issuance. The Company also issued an aggregate of 239,780 corporate finance fee units and 2,320 fiscal advisory fee units (collectively, the “Compensation Units”). Each Compensation Unit consists of one Common Share and one-half of one common share purchase warrant (each full warrant, a “Compensation Unit Warrant”), with each Compensation Unit Warrant exercisable into one Common Share at an exercise price of CAD $1.87 per Common Share until the date that is the earlier of April 21, 2026 and the date that is 24 months from the date of a Liquidity Event.

On May 7, 2021, we entered into a share purchase agreement with Fiducie Michel Durand, pursuant to which we acquired five Class A Shares of 4313305 Canada Inc. (dba as MCommercial) (“MCommercial”), representing 5% of the total issued and outstanding shares of MCommercial, at a purchase price of $CAD 3,933.80 per Class A Share for an aggregate purchase price of $CAD 19,669; the purchase price being the equivalent of 5% of a multiple of 2.5 of MCommercial’s 2020 EBITDA. MCommercial is a commercial mortgage firm based in Montreal and Toronto, Canada. The strategic partnership allows our Users to have access to a leading commercial mortgage firm and experts which will expand their product offerings, service levels and corporate revenue through increased transactions. Pineapple will also play an instrumental role in applying its state-of-the-art technology to the commercial mortgage industry, setting M-Commercial and Pineapple to be the dominant market leaders in this space.

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On May 7, 2021, we also entered into a share purchase agreement with 9142-2964 Quebec Inc. pursuant to which the Company acquired five Class A Shares of 7326904 Canada Inc. (dba as Mortgage Alliance Corporation) (“Alliance”), representing 5% of the total issued and outstanding shares of Alliance, at a purchase price of $CAD 6,066.13 per Class A Share for an aggregate purchase price of $CAD 30,330.63; the purchase price being the equivalent of 5% of a multiple of 2.5 of Alliance’s 2020 EBITDA. Alliance is a mortgage brokerage firm based in Ontario, Canada with locations in Calgary, Vancouver and Halifax.

On May 10, 2021, we completed a non-brokered private placement of 100,000 units of the Company at a price of CAD $1.25 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of CAD $0.75 per Common Share until the date that is the earlier of May 10, 2026, and the date that is 24 months from the date of a Liquidity Event. We also issued 8,000 Compensation Warrants in connection with the non-brokered private placement and 5,000 Compensation Units. Each Compensation Warrant is exercisable into one Compensation Unit at an exercise price of $CAD 1.87 per Common Share until the date that is 24 months from the date of a Liquidity Event. Each Compensation Unit consists of one Common Share and one-half of one Compensation Unit Warrant, with each Compensation Unit Warrant exercisable into one Common Share at an exercise price of CAD $1.87 per Common Share until the date that is the earlier of May 10, 2026, and the date that is 24 months from the date of a Liquidity Event.

On May 25, 2021, we issued 2,500,000 Common Shares as compensation to Gravitas Securities Inc. in connection with the aforementioned brokered and non-brokered private placements.

On June 14, 2021, we granted an aggregate of 2,206,189 options to certain directors and officers of the Company, with each option exercisable into one Common Share at a price of CAD $1.25 per Common Share until June 14, 2026, in accordance with the following vesting schedule: 25% of the options vesting on June 14, 2021; an addition 25% of the options vesting on December 14, 2021; an addition 25% of the options vesting on June 14, 2022; and the remaining options vesting on December 14, 2022.

On July 15, 2021, we completed a non-brokered private placement of 80,000 units of the Company at a price of CAD $1.25 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of CAD $0.75 per Common Share until the date that is the earlier of July 15, 2026, and the date that is 24 months from the date of a Liquidity Event. We also issued 6,400 Compensation Warrants in connection with the non-brokered private placement and 4,000 Compensation Units. Each Compensation Warrant is exercisable into one Compensation Unit at an exercise price of $CAD 1.87 per Common Share until the date that is 24 months from the date of a Liquidity Event. Each Compensation Unit consists of one Common Share and one-half of one Compensation Unit Warrant, with each Compensation Unit Warrant exercisable into one Common Share at an exercise price of CAD $1.87 per Common Share until the date that is the earlier of July 15, 2026, and the date that is 24 months from the date of a Liquidity Event.

On May 10, 2024, the Company entered into an equity purchase agreement with Brown Stone Capital Ltd., a corporation organized under the laws of England and Wales (the “Selling Shareholder”) pursuant to which the Company shall issue and sell to the Selling Shareholder, from time to time as provided herein, and the Selling Shareholder shall purchase up to Fifteen Million Dollars ($15,000,000.00) of the Company’s common shares and issue 200,000 Company’s common shares as a commitment fee under the EPA to the Selling Shareholder (collectively as the “EPA Shares”) at purchase price to be determined as per the terms and conditions of the EPA.

In relation to the EPA Shares the Company has entered into a registration rights agreement dated May 10, 2024 (the “RRA”) with the Selling Shareholder, requiring the Company to register the EPA Shares issued under the EPA. Pursuant to the RRA, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission covering the registration of the EPA Shares.

Concurrently, on May 10, 2024, the Company entered into a securities purchase agreement (the “SPA”) with the Selling Shareholder, pursuant to which the Company has agreed to sell to the Selling Shareholder a convertible promissory note (the “Note”) in the aggregate principal amount of $300,000, with an 8% per annum interest rate and a maturity date of twenty four (24) months from the date of the issuance. The Note is convertible into the Company’s common shares, no par value, subject to the terms and conditions therein.

As an incentive to buy the Note, the Company has agreed to issue warrants to purchase 1,000,000 common, with an exercise price of $5 per share and term of nine (9) months from the date of issuance.

The foregoing offers, sales, and issuances were exempt from registration under Section 4(a)(2) of the Securities Act as transactions not involving any public offering.

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Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Placement Agent Agreement
3.1^	Articles of Continuance
3.2^	Bylaws
4.1**	Form of Warrant
4.2**	Form of Pre-Funded Warrant
5.1**	Opinion of Cozen O’Connor LLP
5.2 **	Opinion of Sichenzia Ross Ference Carmel LLP
10.1^	Stock Option Plan
10.2^	Salesforce Agreement, between the Company and Salesforce.com, dated December 1, 2020
10.3^	Employment Agreement, dated April 4, 2023 between the Company and Sarfraz Habib
10.4^	Form of Mortgage Broker Affiliation Agreement
10.5*	Equity Purchase Agreement dated May 10, 2024
10.6*	Registration Rights Agreement dated May 10, 2024
10.7*	Securities Purchase Agreement dated May 10, 2024
10.8*	Convertible Promissory Note
10.9**	Securities Purchase Agreement
14.1+	Code of Ethics
21.1^	List of Subsidiaries of the Registrant
23.1**	Consent of MNP LLP
23.2**	Consent of Cozen O’Connor LLP (included in Exhibit 5.1)
23.3**	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.2)
24.1**	Power of Attorney (included on the signature page to this registration statement)
99.1+	Audit Committee Charter
99.2+	Compensation Committee Charter
99.3+	Nominating and Corporate Governance Committee Charter
107**	Filing Fee Table

+	Incorporated by reference to the Company’s Registration Statement on Form S-1, filed with the SEC on December 1, 2022, as amended (File No. 333-268636)
^	Incorporated by reference to the Company’s Annual Report on Form 10-K, filed with the SEC on December 14, 2023 (File No. 001-41738)
*	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on May 16, 2024 (File No. 001-41738)
**	To be filed by amendment.
#	Previously filed

(b) Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of North York, Province of Ontario, Canada, on [*], 2025.

PINEAPPLE FINANCIAL INC.

By:	/s/ Shubha Dasgupta

By:	/s/ Sarfraz Habib
Sarfraz Habib
Chief Financial Officer

Signature	Title	Date

/s/ Shubha Dasgupta	Chief Executive Officer	[*], 2025
Shubha Dasgupta	(Principal Executive Officer)

/s/ Sarfraz Habib	Chief Financial Officer	[*], 2025
Sarfraz Habib	(Principal Accounting and Financial Officer)

/s/ Kendall Marin	President; Chief Operating Officer; and Director	[*], 2025
Kendall Marin

/s/ Drew Green	Chairman of the Board	[*], 2025
Drew Green

/s/ Paul Baron	Director	[*], 2025
Paul Baron

/s/ Tasis Giannoukakis	Director	[*], 2025
Tasis Giannoukakis

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